Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

MARCH 31, 2023

WHEATON PRECIOUS METALS CORP.
SUITE 3500 – 1021 WEST HASTINGS STREET
VANCOUVER, BC CANADA V6E 0C3

WHEATON™
PRECIOUS METALS

WHEATON PRECIOUS METALS CORP.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2022

Information in this annual information form is as of March 29, 2023 unless otherwise indicated.

Wheaton is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

This annual information form contains forward-looking statements and information. Please see “Cautionary Note Regarding Forward-Looking Statements” on page 106 for material risks, assumptions and important disclosure associated with this information.

This annual information form contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to herein as “Canadian dollars” or “C$”. See page 110 for details on currency presentation and exchange rate information.

Wheaton Precious Metals Corp. provides certain links to websites in this annual information form. No such websites are incorporated by reference herein. Wheaton Precious Metals Corp. also produces other materials that may be of assistance when reviewing (but which do not form part of, nor are incorporated by reference into) this annual information form, including the most recent Guidebook and Sustainability Report.

WHEATON 2022 ANNUAL INFORMATION FORM [2]

CORPORATE STRUCTURE

Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) is a corporation that, pursuant to Articles of Continuance dated December 17, 2004, is governed by the Business Corporations Act (Ontario) (the “Act”).

Wheaton’s head office is located at 3500 – 1021 West Hastings Street, Vancouver, British Columbia, V6E 0C3 and its registered office is located at Suite 2100, 40 King Street West, Toronto, Ontario, M5H 3C2.

The Company’s active subsidiaries are Wheaton Precious Metals International Ltd. (“Wheaton International”) (formerly Silver Wheaton (Caymans) Ltd.) and Wheaton Precious Metals (Cayman) Co. (“Wheaton Cayman”), each of which is wholly-owned by the Company and is governed by the laws of the Cayman Islands, and Silver Wheaton Luxembourg S.a.r.l. (“Silver Wheaton Luxembourg”) which is wholly-owned by Wheaton International and is governed by the laws of Luxembourg. As used in this annual information form, except as otherwise required by the context, reference to “Wheaton” or the “Company” means Wheaton Precious Metals Corp., Wheaton International, Silver Wheaton Luxembourg and Wheaton Cayman.

On May 10, 2017, the Company changed its name from “Silver Wheaton Corp.” to “Wheaton Precious Metals Corp.” and changed its Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) ticker symbol from “SLW” to “WPM.” Concurrent with the name change, the Company’s web domain changed to www.wheatonpm.com. Information contained on Wheaton’s website should not be deemed to be a part of this annual information form or incorporated by reference herein. On October 28, 2020, the common shares of the Company (“Common Shares”) commenced trading on the London Stock Exchange (“LSE”).

WHEATON AND ITS PRINCIPAL SUBSIDIARIES

WHEATON 2022 ANNUAL INFORMATION FORM [3]

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

The following is a summary of the three-year history of the Company. Further details concerning these and other transactions can be found under “Description of the Business”.

2020

February

Extension of maturity date of

revolving credit facility by one year

March

Increased quarterly dividend by 11% for 2020

April

Initiated $300 million At-The-Market Equity Program

Initiated $5 million Community Support and Response Fund to combat COVID-19

May

Mr. Glenn Ives joined Board of Directors

October

Completed listing of the Common Shares on the LSE

November

Entered into new mineral stream on Marmato mine with Aris Mining Corporation (formerly Aris Gold Corporation) (“Aris Mining”)

Increased quarterly dividend by 20% for fourth quarter

December

Entered into new mineral stream on Cozamin mine with Capstone Copper Corp. (formerly Capstone Mining Corp.) (“Capstone”)

2021

January

Acquired royalty on Brewery Creek mine with Golden Predator Exploration Ltd. (“Golden Predator”), a subsidiary of Sabre Gold Mines Corp.

March

Increased quarterly dividend by 30%

March

Entered into new mineral stream on Santo Domingo mine with Capstone

May

Increased quarterly dividend by 40%

June

Extension of maturity date of revolving credit facility by one year

November

Increased quarterly dividend by 25%

November

Entered into new mineral stream on Fenix project with Rio2 Limited (“Rio2”)

December

Entered into new silver mineral stream on Blackwater project with Artemis Gold Inc. (“Artemis”) and acquired existing gold mineral stream on Blackwater project from New Gold Inc. (“New Gold”)

2022

January

Entered into new mineral stream on Curipamba project with Adventus Mining Corporation (“Adventus”)

January

Entered into new mineral stream on Marathon project with Generation Mining Limited (“Gen Mining”)

February

Entered into new mineral stream on Goose project with Sabina Gold & Silver Corp. (“Sabina”)

March

Set minimum quarterly dividend for 2022

March

Amended existing mineral stream on Marmato project with Aris Mining to increase size of gold stream

May

Ms. Jaimie Donovan joined Board of Directors; Mr. George Brack became Chair of Company

July

Extension of maturity date of revolving credit facility by one year and addition of sustainability-linked element

September

Termination of the Keno Hill mineral stream in exchange for $135 million Hecla Mining Company (“Hecla”) shares

December

Termination of the Yauliyacu stream in exchange for $150 million, less deliveries made in 2022

WHEATON 2022 ANNUAL INFORMATION FORM [4]

DESCRIPTION OF THE BUSINESS

Acquisition & Production History

Wheaton is a streaming company which generates its revenue primarily from the sale of precious metals and cobalt. Wheaton enters into purchase agreements (“precious metal purchase agreements” or “PMPAs”) to purchase all or a portion of the precious metals or cobalt production from mines located around the globe for an upfront payment and an additional payment upon the delivery of the precious metal or cobalt.

As of December 31, 2022, the Company has 28 long-term purchase agreements (three of which are early deposit precious metal purchase agreements), with 22 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or “PMPA”) relating to 20 mining assets which are currently operating, 12 which are at various stages of development and three which have been placed in care and maintenance or have been closed, located in 13 countries. Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this annual information form is the metal production to which Wheaton is entitled pursuant to the various precious metal purchase agreements. The production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds. The primary drivers of the Company’s financial results are the volume of metal production at the various mines to which the precious metal purchase agreements relate and the price realized by Wheaton upon sale of the metals received.

The Company is actively pursuing future growth opportunities, primarily by way of entering into additional long-term precious metal purchase agreements. There is no assurance, however, that any potential transaction will be successfully completed. The following map illustrates the geographic location of the Company’s diversified portfolio of interests in the 20 operating mines and 13 development projects comprising its high-quality asset base.

The Common Shares are listed and posted for trading on the LSE (symbol: WPM), the NYSE (symbol: WPM) and the TSX (symbol: WPM).

WHEATON 2022 ANNUAL INFORMATION FORM [5]

Principal Product

The Company’s principal products are precious metals and cobalt that it has agreed to purchase pursuant to PMPAs. The following tables summarize the mineral stream interests currently owned by the Company (collectively, the “Mining Operations”) as of December 31, 2022, but does not include mineral stream interests acquired after December 31, 2022. Note that statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information. Following these tables, a description of the Company’s PMPAs is included in chronological order of acquisition.

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q4-2022 Inventory & PBND [3,4]	Term ¹	Date of Original Contract
Gold

Salobo	Vale	BRA	75%	$420	$ 3,059,360	$ 1,849,811	1,766,180	38,758	LOM	28-Feb-13

Sudbury [5]	Vale	CAN	70%	$400	623,572	259,545	259,481	10,042	20 years	28-Feb-13

Constancia	Hudbay	PER	50%	$416	135,000	145,607	129,281	6,045	LOM	8-Aug-12

San Dimas	FM	MEX	variable [6]	$624	220,000	200,142	195,089	2,927	LOM	10-May-18

Stillwater [7]	Sibanye	USA	100%	18% of spot	237,880	68,505	51,169	4,972	LOM	16-Jul-18

Other					545,595	231,408	232,968	857

Minto	MNTO	CAN	100% [8]	65%² of spot					LOM	20-Nov-08

Copper World [9]	Hudbay	USA	100%	$450					LOM	10-Feb-10

Marmato [10]	Aris	CO	10.5% [10]	18% of spot					LOM	5-Nov-20

Santo Domingo	Capstone	CHL	100% ¹¹	18% of spot					LOM	24-Mar-21

Fenix	Rio2	CHL	6% ¹²	18% of spot					LOM	15-Nov-21

Blackwater	Artemis	CAN	8% ¹³	35% of spot					LOM	13-Dec-21

Curipamba	Adventus	ECU	50% [14]	18% of spot					LOM	17-Jan-22

Marathon	Gen Mining	CAN	100% [15]	18% of spot					LOM	26-Jan-22

Goose	Sabina	CAN	4.15% [17]	18% of spot					LOM	08-Feb-22

					$ 4,821,407	$ 2,755,018	2,634,168	63,601
Silver

Peñasquito	Newmont	MEX	25%	$4.43	$ 485,000	$ 1,306,440	75,796	355	LOM	24-Jul-07

Antamina	Glencore	PER	33.75% [17]	20% of spot	900,000	616,131	40,562	1,653	LOM	3-Nov-15

Constancia	Hudbay	PER	100%	$6.14	294,900	188,207	15,069	342	LOM	8-Aug-12

Other					609,347	1,267,181	59,090	470

Los Filos	Equinox	MEX	100%	$4.60					25 years	15-Oct-04

Zinkgruvan	Lundin	SWE	100%	$4.60					LOM	8-Dec-04

Stratoni	Eldorado	GRC	100%	$11.54					LOM	23-Apr-07

Neves-Corvo	Lundin	PRT	100%	$4.42					50 years	5-Jun-07

Aljustrel	Almina	PRT	100% [18]	50% of spot					50 years	5-Jun-07

Minto	MNTO	CAN	100%	$4.39					LOM	20-Nov-08

Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09

Copper World [7]	Hudbay	USA	100%	$3.90					LOM	10-Feb-10

Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a	[19]

Marmato [10]	Aris	CO	100% [10]	18% of spot					LOM	5-Nov-20

Cozamin	Capstone	MEX	50% [20]	10% of spot					LOM	11-Dec-20

Blackwater	Artemis	CAN	50% ¹³	18% of spot					LOM	13-Dec-21

Curipamba	Adventus	ECU	75% [14]	18% of spot					LOM	17-Jan-22

					$ 2,289,247	$ 3,377,959	190,517	2,820

Palladium

Stillwater [7]	Sibanye	USA	4.5% ²¹	18% of spot	$ 262,120	$ 133,704	83,869	5,098	LOM	16-Jul-18

Platinum

Marathon	Gen Mining	CAN	22% [15]	18% of spot	$ 9,367	$ -	-	-	LOM	26-Jan-22

Cobalt

Voisey’s Bay	Vale	CAN	42.4% ²²	18% of spot	$ 390,000	$ 31,595	1,925	890	LOM	11-Jun-18

Total					$7,772,141	$ 6,298,276

WHEATON 2022 ANNUAL INFORMATION FORM [6]

1)

Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)

Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 32 of the Company’s management’s discussion and analysis (“MD&A”) for the year ended December 31, 2022 for more information.

3)

All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of the Company’s MD&A for the year ended December 31, 2022 for details of when the remaining upfront consideration to be paid becomes due.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)

Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of December 31, 2022, the Company has received approximately $260 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.

6)

The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. The current ratio is 70:1.

7)	Comprised of the Stillwater and East Boulder gold and palladium interests.
8)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
9)	Copper World complex (formerly referred to as Rosemont in this Annual Information Form).
10)

Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

11)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
12)

Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

13)

Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

14)

Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

15)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
16)

Once the Company has received 130,000 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 2.15%, and once the Company has received 200,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.5%.

17)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
18)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
19)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
20)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
21)

Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

22)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

WHEATON 2022 ANNUAL INFORMATION FORM [7]

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract

Toroparu	Aris Mining	Guyana	$ 15,500	$ 138,000	$ 153,500	10%	50%	Life of Mine	11-Nov-13

Cotabambas	Panoro	Peru	13,000	127,000	140,000	25%³	100%³	Life of Mine	21-Mar-16

Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17

			$ 45,352	$ 323,000	$ 368,352

1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of the Company’s MD&A for details of when the remaining upfront consideration to be paid becomes due.
3)

Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Further details regarding the PMPAs entered into by the Company in respect of these mineral stream interests can be found below:

San Dimas Mine (Gold & Silver)

        On October 15, 2004, the Company entered into a precious metal purchase agreement (the “San Dimas SPA”) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas mine (the “San Dimas mine”) and Los Filos mine (the “Los Filos mine”). On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Wheaton amended the San Dimas SPA. The term of the San Dimas SPA, as it related to San Dimas, was extended to the life of mine. During the first four years following the closing of the transaction, Primero delivered to Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, plus Wheaton received an additional 1.5 million ounces of silver per annum delivered by Goldcorp. Beginning in the fifth year after closing, Primero delivered a per annum amount to Wheaton equal to the first six million ounces of payable silver produced at the San Dimas mine and 50% of any excess. In addition, a per ounce cash payment of the lesser of $4.04 per ounce of silver (subject to an annual inflationary adjustment) or the prevailing market price was due, for silver delivered under the San Dimas SPA. Goldcorp guaranteed the delivery by Primero of all silver produced and owing to the Company until 2029 (the “Goldcorp Guarantee”).

In connection with First Majestic’s acquisition of all the issued and outstanding common shares of Primero (the “Acquisition”), on May 10, 2018, the Company terminated the San Dimas SPA and entered into a new precious metal purchase agreement with First Majestic (the “San Dimas PMPA”) to purchase an amount of gold equal to 25% of the life of mine payable gold production from the San Dimas mine plus an additional amount of gold equal to 25% of the life of mine payable silver production from the San Dimas mine converted to gold at a fixed gold to silver exchange ratio of 70:1.1 The Company paid a total upfront cash payment of $220 million for the San Dimas PMPA and, in addition, will make ongoing payments of $600 per gold ounce delivered. As consideration for terminating the San Dimas SPA, the Company received a cash payment of $220 million and 20,914,590 First Majestic common shares with a fair value of $151 million (the “First Majestic Shares”), and the Goldcorp Guarantee was terminated in exchange for a payment of $10 million.

1 If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020.

WHEATON 2022 ANNUAL INFORMATION FORM [8]

During the second quarter of 2020, operations at the San Dimas mine were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19. On May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020 and the San Dimas operations resumed during the third quarter and remained in operation for the balance of the year. See “Risks Relating to the Company – Impact of Epidemics”.

Mexican Tax Dispute – In February 2016, Primero announced that its Mexican subsidiary, Primero Empresa Minera S.A. de C.V. (“PEM”), received a legal claim from the Mexican tax authorities, the Servicio de Administración Tributaria (“SAT”), seeking to nullify the Advance Pricing Agreement issued by SAT in 2012 (“APA”). The APA confirmed PEM’s ability to pay taxes in Mexico on the sale of silver on actual prices realized by its Mexican subsidiary in connection with silver sales under the San Dimas SPA for the tax years 2010 through 2014.

As disclosed by First Majestic in their MD&A for the period ended December 31, 2022, in 2019 the SAT issued reassessments for the 2010 to 2012 tax years in the amount of $253.4 million inclusive of interest, inflation, and penalties. In 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $139.7 million. The major items in the reassessments include determination of revenue based on silver spot market prices, denial of the deductibility of interest expense and service fees, SAT technical error related to double counting of taxes, and interest and penalties.

First Majestic indicates in its MD&A for the period ended December 31, 2022, that it continues to defend the APA in the Mexican legal proceedings, and also requested resolution of the transfer price dispute pursuant to the Mutual Agreement Procedure (“MAP”), under the relevant avoidance of double taxation treaties, between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados. The SAT has refused to take the necessary steps under the MAP process contained in the three treaties. The Company believes that by its refusal, Mexico is in breach of its international obligations regarding double taxation treaties.

First Majestic also indicates that SAT has frozen a PEM bank account with cumulative funds of $79.1 million, as a guarantee against certain disputed tax assessments, with these balances consisting of VAT refunds that PEM received which were previously withheld by the tax authority.

First Majestic has indicated that it continues to pursue all available domestic and international remedies under the laws of Mexico and under the relevant tax treaties. In September 2020, First Majestic was served with a decision made by the Mexican Federal Tax Court on Administrative Matters (“Federal Court”) to nullify the APA granted to PEM. The Federal Court’s decision directs SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons:

(i)	SAT’s errors in analyzing PEM’s request for the APA and the evidence provided in support of the request; and
(ii)	SAT’s failure to request from PEM certain additional information before issuing the APA.

First Majestic states that they filed an appeal of the decision to the Mexican Circuit Courts on November 30, 2020. Since two writs of certiorari were filed before the Mexican Supreme Court of Justice, on April 15, 2021, the Plenary of the Supreme Court i) admitted one of those writs, ii) requested the Circuit Court to send the appeal file and iii) assigned such writ to the Second Chamber of the Supreme Court for issuing the corresponding decision. Both writs of certiorari were withdrawn in December 2022. The challenge filed by First Majestic has been returned to the Mexican Circuit Courts and a decision may be issued within the first quarter of 2023.

First Majestic, in addition to challenging the SAT’s actions in the Mexican courts, is also pursuing resolution of its dispute through Mexico’s Federal Taxpayer Defense Attorney’s Office (known as “PRODECON”).

On March 2, 2021, First Majestic announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes, on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement.

First Majestic indicates that if the SAT is successful in retroactively nullifying the APA and enforcing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating

WHEATON 2022 ANNUAL INFORMATION FORM [9]

adjustments, the incremental income tax for the years 2010-2019 would be approximately $257.3 million, before interest or penalties.

To the extent that First Majestic is not able to defend the validity of the 2012 APA or the SAT determines that the appropriate price to tax sales under the former San Dimas SPA or the new San Dimas PMPA is significantly different from the actual realized prices thereunder, it may have an adverse impact on First Majestic’s business, financial condition or results of operations. If the Company was unable to purchase any further gold under the San Dimas PMPA, it may have a material adverse effect on Wheaton’s business, financial condition, results of operation and cash flows. In addition, should this occur, there is no assurance that Wheaton would be successful in enforcing its rights under the security interest granted by First Majestic or its other remedies under the San Dimas PMPA.

See “Risks Relating to the Company – Impact of Epidemics”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Counterparty Credit and Liquidity Risk” and “Risks Relating to the Mining Operations – International Operations”.

Los Filos Mine (Silver)

            The Los Filos mine is located in the Nukay mining district of central Guerrero State in southern Mexico. Wheaton International entered into an agreement with Goldcorp to acquire 100% of the silver production from the Los Filos mine for a period of 25 years, commencing October 15, 2004 (the “Los Filos PMPA”). On April 7, 2017, Leagold Mining Corporation (“Leagold”) completed the acquisition of the Los Filos mine from Goldcorp. In connection with the acquisition, the Los Filos PMPA was amended to include a corporate guarantee from Leagold. Goldcorp’s guarantee of deliveries in respect of the Los Filos mine remains in place. On March 10, 2020, Leagold and Equinox Gold Corp. (“Equinox”) announced that they had completed their previously announced arrangement pursuant to which Equinox acquired all of the issued and outstanding shares of Leagold and assumed Leagold’s obligations under the Los Filos PMPA.

During the second quarter of 2020, operations at the Los Filos mine were temporarily suspended due to government restrictions focused on reducing the impacts of COVID-19. On May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020 and the Los Filos operations resumed during the third quarter. See “Risks Relating to the Company – Impact of Epidemics”.

Operations at Los Filos were temporarily suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community, from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community and from September 8, 2022 to September 10, 2022 as a result of an illegal blockade by members of the nearby Mezcala community.

Zinkgruvan Mine (Silver)

            On December 8, 2004, Wheaton International entered into an agreement with Lundin Mining Corporation (“Lundin”) and Zinkgruvan Mining AB (“Zinkgruvan AB”) to acquire 100% of the payable silver produced by Lundin’s Zinkgruvan mining operations (the “Zinkgruvan mine”) in Sweden for the life of mine for the lesser of $3.90 per ounce of silver (subject to an annual inflationary adjustment) and the then prevailing market price per ounce of silver. Upfront consideration payable to Zinkgruvan AB was approximately $77.9 million. In connection with the Zinkgruvan agreement, Lundin provided Wheaton with a corporate guarantee and a pledge of charge deed over mining operations.

WHEATON 2022 ANNUAL INFORMATION FORM [10]

Yauliyacu Mine (Silver) - Terminated

            On March 23, 2006, Wheaton International entered into a PMPA with Glencore International AG (“Glencore International”) and its subsidiary Anani Investments Ltd. (“Anani”) to acquire an amount equal to 100% of the payable silver produced from the Yauliyacu mining operations (the “Yauliyacu mine”) in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years commencing in March of 2006, for $3.90 per ounce of silver (subject to an annual inflationary adjustment).

                On November 30, 2015, Wheaton International amended the Yauliyacu mine PMPA. The term of the agreement, which was set to expire in 2026, was extended to the life of mine. Additionally, effective January 1, 2016, Anani will deliver to Wheaton a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess. The price paid for each ounce of silver delivered under the agreement has been increased by an additional $4.50 per ounce plus, if the market price of silver exceeds $20 per ounce, 50% of the excess, to a maximum of $40 per ounce.

During the term of the contract, Wheaton International has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore International or any of its affiliates at the time of the initial transaction. In addition, Glencore International provided Wheaton with a corporate guarantee.

On March 24, 2020 Glencore International reported that it had put the Yauliyacu mine on care and maintenance in response to the Peruvian emergency decree related to the COVID-19 virus pandemic. The Peruvian government issued a decree on May 3, 2020 indicating large mines would be able to reopen subject to approval of certain protocols and Yauliyacu resumed operations during the third quarter and remained in operation for the balance of the year. See “Risks Relating to the Company – Impact of Epidemics”.

On August 18, 2022, Wheaton International entered into an agreement to terminate the Yauliyacu mine PMPA for a cash payment of US$150 million, less the aggregate value of any deliveries to Wheaton International, prior to closing, of silver produced subsequent to December 31, 2021. Wheaton International agreed to terminate the stream in order to help facilitate the sale of the Yauliyacu mine by Glencore plc (“Glencore”). The Yauliyacu mine PMPA was terminated effective December 14, 2022 and Wheaton International received a net payment of $132 million.

Stratoni Mine (Silver) – Care and Maintenance

            On April 23, 2007, Wheaton International entered into a PMPA (the “Stratoni PMPA”) with European Goldfields Limited (“European Goldfields”) (which was acquired by Eldorado on February 24, 2012), and Hellas Gold S.A. (“Hellas Gold”), a 95%-owned subsidiary of European Goldfields, pursuant to which Wheaton International agreed to purchase 100% of the payable silver produced by Hellas Gold from the Stratoni mine (the “Stratoni mine”) located in Greece over its entire mine life, for total upfront cash consideration of $57.5 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment after April 23, 2010) and the then prevailing market price per ounce of silver. During the term of the Stratoni PMPA, Wheaton International has a right of first refusal on any future sales of silver streams from any other mine owned by Hellas Gold or European Goldfields. In connection with the Stratoni PMPA, Hellas Gold and European Goldfields provided certain covenants in respect of their obligations.

In October 2015, in order to incentivize additional exploration and potentially extend the limited remaining mine life of the Stratoni mine, Wheaton International and Eldorado agreed to modify the Stratoni PMPA. The primary modification was to increase the production price per ounce of silver delivered to Wheaton International over the current fixed price by one of the following amounts: (i) $2.50 per ounce of silver delivered if 10,000 metres of drilling is completed outside of the existing ore body and within Wheaton International’s defined area of interest (“Expansion Drilling”); (ii) $5.00 per ounce of silver delivered if 20,000 metres of Expansion Drilling is completed; and (iii) $7.00 per ounce of silver delivered if 30,000 metres of Expansion Drilling is completed. Eldorado completed a total of 30,000 metres of Expansion Drilling by December 31, 2020, resulting in a $7.00 per ounce of silver increase.

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As per Eldorado’s Fourth Quarter 2022 MD&A, operations at the Stratoni mine were suspended in late 2021, and the mine was placed on care and maintenance.

Peñasquito Mine (Silver)

            On July 24, 2007, Silver Wheaton Luxembourg entered into a PMPA (the “Peñasquito PMPA”) with Goldcorp and Minera Peñasquito, S.A. de C.V. (“Minera Peñasquito”), a wholly-owned subsidiary of Goldcorp, pursuant to which Silver Wheaton Luxembourg agreed to purchase 25% of the payable silver produced by Minera Peñasquito from the Peñasquito mine located in Mexico (the “Peñasquito mine”) over its entire mine life, for upfront consideration of $485 million, plus a payment equal to the lesser of $3.90 per ounce of delivered silver (subject to an annual inflationary adjustment three years after commercial production commences) and the then prevailing market price per ounce of silver. Silver Wheaton Luxembourg and Wheaton International entered into a back to back PMPA in respect of the Peñasquito mine. The area of interest for the stream is limited to specific concessions set out in the Peñasquito PMPA. In connection with the Peñasquito PMPA, Goldcorp also provided Silver Wheaton Luxembourg with a corporate guarantee. In April 2019, Newmont Corporation (“Newmont”) completed the previously announced acquisition of Goldcorp.

Newmont reported on April 22, 2020 that Peñasquito reached a definitive agreement with the San Juan de Cedros community (one of 25 neighboring communities) in Zacatecas, Mexico on land use, water availability, infrastructure and social investments. This includes access to 10,000 hectares for exploration and operational purposes, and resolved all outstanding issues with the community. Newmont confirmed that the agreement was reached with the support of Mexico’s Ministry of Interior (SEGOB) and representatives of the State of Zacatecas and was signed by elected representatives of the Cedros community and that the agreement expressly states that any future disputes will be resolved through dialogue and free of blockades.

During early April, 2020, operations at the Peñasquito mine were placed on care and maintenance due to government restrictions focused on reducing the impacts of COVID-19. On May 13, 2020, the federal government of Mexico announced the designation of mining as an essential activity beginning May 18, 2020 and the Peñasquito mine resumed operations by the third quarter and remain in operation.

See “Further Disclosure Regarding Mineral Projects on Material Properties - Peñasquito Mine, Mexico” for details regarding the Peñasquito mine.

Keno Hill Mines (Silver) - Terminated

            On October 2, 2008, the Company entered into a PMPA (the “Alexco PMPA”) with Alexco and Elsa Reclamation & Development Company Ltd. and Alexco Keno Hill Mining Corp. (formerly called Alexco Resource Canada Corp.), each of which are wholly-owned subsidiaries of Alexco Resources Corp. (“Alexco”), pursuant to which the Company agreed to pay, subject to the completion of certain conditions, an upfront cash payment of $50 million in order to acquire 25% of all payable silver produced from the Keno Hill district, including the currently producing Bellekeno mine in the Yukon Territory, Canada (the “Keno Hill mines”), over its entire mine-life, for the lesser of $3.90 (subject to an annual inflationary adjustment beginning in year four after the achievement of specific operating targets) and the then prevailing market price per ounce of delivered silver. Wheaton is not required to contribute to further capital or exploration expenditures and Alexco has provided a completion guarantee with certain minimum production criteria by specific dates. In connection with the Alexco PMPA, Alexco and each of the parties to the Agreement provided Wheaton with corporate guarantees and certain other security over their assets and the Keno Hill mines.

On March 29, 2017, the Company and Alexco agreed to amend the Alexco PMPA to adjust the silver production payment so that it will be a percentage of the spot silver price that increases with lower mill silver head grades and lower silver prices, and decreases with higher mill silver head grades and higher silver prices, subject to certain ceiling and floor grades and prices. In addition, the outside completion date was extended to December 31, 2019 and the area of interest for the Alexco PMPA was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometre radius of existing Alexco holdings in the Keno Hill mines silver district. As

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consideration, Alexco issued to Wheaton three million common shares of Alexco which had a fair value of $5 million.

On October 2, 2017, in connection with an option granted by Alexco to Banyan Gold Corp. (“Banyan”) over claims covered by the Alexco PMPA, the Company and Banyan entered into an accession agreement under which Banyan agreed to be bound by the terms of the Alexco PMPA in respect of those claims. On December 20, 2018, the Company agreed to amend the Alexco PMPA to extend the outside completion date under the Alexco PMPA to December 31, 2020 and on April 21, 2020, the Company agreed to further extend the outside completion date to December 31, 2021.

On June 24, 2020, Alexco noted its intent to recommence mining operations in the Keno Hill mines. In order to help facilitate the resumption of mining, on August 5, 2020, the Company agreed to modify the PMPA as it relates to the delivery payment per ounce of silver in exchange for two million common share purchase warrants from Alexco. Under the amendment, the price paid per ounce of silver delivered has been modified to be between 10% of the spot price of silver, when the market price of silver is at or above $23.00 per ounce, to 90% of the spot price of silver when the market price of silver is at or below $15.00 per ounce.

On September 14, 2021, the Company agreed to extend the outside completion date to December 31, 2022.

On July 5, 2022, Hecla announced a definitive agreement for Hecla to acquire all of the outstanding common shares of Alexco. In conjunction with this agreement, the Company entered into an agreement with Hecla to terminate the Alexco PMPA in exchange for $135 million of Hecla common stock, conditional upon the completion of Hecla’s acquisition of Alexco. On September 7, 2022, Hecla completed its acquisition of all the outstanding common shares of Alexco and the Company received $135 million of Hecla common stock for the termination of the Alexco PMPA.

Silverstone Acquisition

On May 21, 2009, the Company completed the acquisition of all of the outstanding common shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement. Each common share of Silverstone was exchanged for 0.185 of a Common Share, resulting in the issuance of approximately 23.4 million Common Shares. The following interests were acquired as a result of the acquisition of Silverstone:

Minto Mine (Canada) – A PMPA (the “Minto PMPA”) to acquire 100% of the silver produced from the Minto mine (the “Minto mine”) in Canada and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter for the lesser of $3.90 per ounce of silver and $300 per ounce of gold (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver or gold. If gold production from the Minto mine exceeds 30,000 ounces per year, the Company has committed to purchase 50% of the amount that production exceeds those thresholds for the same per ounce payment noted above. Capstone, the former owner of the Minto mine, has also provided Wheaton with a corporate guarantee under the Minto PMPA. In October 2017, in order to incentivize Capstone to extend to Minto mine life, the Company agreed to amend the Minto PMPA. The primary modification was to increase the production payment per ounce of gold delivered to the Company over the current fixed price in periods where the market price of copper is lower than $2.50 per pound. In consideration for this contract amendment and certain other agreements made between the Company and Capstone, the Company received shares of Capstone with a value of $8 million. In October 2018, Capstone announced that it was putting the Minto mine on care and maintenance. The Minto mine was sold by Capstone to Pembridge Resources plc (“Pembridge”) effective June 3, 2019 and Pembridge assumed Capstone’s obligations under the Minto PMPA. Pembridge subsequently announced that milling operations at the Minto mine recommenced on October 10, 2019. In November 2021, Minto Metals Corp. announced that it had completed a reverse take-over transaction with Minto Exploration Ltd. (the owner of the Minto mine). In late 2022, negotiations to amend and restate the Minto PMPA were concluded to reflect an agreement that the cash payment per ounce of gold delivered would be the lower of 65% of the spot price of gold and $1,250. This amended pricing ended on January 12, 2023. Effective January 12, 2023, the cash payment per ounce of gold and silver delivered was at 90% of the spot price until February 28, 2023. The parties are currently in discussions in connection with a possible restructuring of the Minto PMPA and as a result, the cash payment per ounce of gold delivered will be maintained at 90% during the negotiation period, with the production payment for silver reverting to the price under the existing Minto PMPA. In the event that the parties are unable to agree to terms for the restructuring, the production payment for gold will remain as set out in the existing Minto PMPA, being 65% of spot price of gold.

Cozamin Mine (Mexico) (Completed) – A PMPA to acquire 100% of the silver produced from the Cozamin mine (the “Cozamin mine”) in Mexico, owned by Capstone until 2017 for the lesser of $4.00 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Capstone had also provided Wheaton International with a corporate guarantee under the Cozamin mine agreement. Under the terms of the agreement, all deliveries

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under this agreement ceased as of April 4, 2017. The Company has subsequently entered into a new PMPA with Capstone in respect of the Cozamin mine. See “Description of the Business – Principal Product – Cozamin Mine”.

Neves-Corvo Mine (Portugal) – A PMPA to acquire 100% of the silver produced from the Neves-Corvo mine (the “Neves-Corvo mine”) in Portugal, owned by Lundin for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Lundin has also provided Wheaton International with a corporate guarantee under the Neves-Corvo mine agreement. On March 30, 2022, and September 30, 2022, Lundin reported two independent fatalities at its Neves-Corvo mine in Portugal. Lundin notes in its MD&A for the period ended December 31, 2022 that operations were voluntarily temporarily suspended following each incident and relevant authorities were notified.

Aljustrel Mine (Portugal) – A PMPA to acquire 100% of the silver produced from the Aljustrel mine (the “Aljustrel mine”) in Portugal, owned by I’M SGPS for the life of mine (nominal term of 50 years) for the lesser of $3.90 (subject to an annual inflationary adjustment after three years) and the then prevailing market price per ounce of silver. Wheaton International only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine. Wheaton International has not waived its rights to the silver contained in zinc and lead concentrate. I’M SGPS has also provided Wheaton International with a corporate guarantee under the Aljustrel mine agreement. In May 2018, Wheaton International agreed to amend the Aljustrel mine PMPA to increase the production payment per ounce of silver to 50% of the spot price of silver, to fix the silver payable rates for a period of two years with certain restrictions on changes thereafter and to make certain other modernization amendments.

Loma de La Plata Project (Argentina) – Care and Maintenance – A debenture with PAAS (formerly with Aquiline Resources Inc.) convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata (the “Loma de La Plata project”) zone of the Navidad project in Argentina. On February 25, 2010, the Company elected to convert the debenture with PAAS into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata project. As such, Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction. In addition, a per ounce cash payment of the lesser of $4.00 per ounce and the prevailing market price is due for silver delivered under the agreement. The terms of the definitive PMPA continue to be negotiated. The Navidad project is currently placed on care and maintenance.

Barrick Mines and Pascua-Lama Project (Silver) – Care and Maintenance

            On September 8, 2009, the Company entered into a PMPA (the “Pascua-Lama PMPA”) with Barrick pursuant to which the Company agreed to purchase an amount of silver equivalent to 25% of the life of mine payable silver production from Barrick’s Pascua-Lama project (the “Pascua-Lama project”) located on the border of Chile and Argentina, as well as an amount of silver equivalent to 100% of the silver production from its Lagunas Norte mine (the “Lagunas Norte mine”) and Pierina mine (the “Pierina mine”), which are both located in Peru, and its Veladero mine (the “Veladero mine”) (Wheaton’s attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at the Veladero mine during the period), which is located in Argentina, until the end of 2015 (the “Barrick Transaction”). Wheaton International made a total upfront cash payment to Barrick of $625 million (the “Upfront Payment”). In addition, per ounce cash payments of the lesser of $3.90 (subject to an annual inflationary adjustment starting three years after achieving project completion at Pascua-Lama) and the prevailing market price is due for silver delivered under the Pascua-Lama PMPA. In connection with the Pascua-Lama PMPA, Barrick provided Wheaton International with a corporate guarantee.

As a result of Barrick’s decision to suspend construction activities at the Pascua-Lama project, and the various amendments to the Pascua-Lama PMPA, Wheaton International was entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfied the completion test. In 2013 Barrick initiated the closure of its Pierina mine and in accordance with the terms of the Pascua-Lama PMPA, all deliveries from the Pierina mine, Lagunas Norte mine and Veladero mine ceased as of April 1, 2018.

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As part of the original agreement, Barrick provided the Company with a completion guarantee, requiring Barrick to complete the Pascua Lama project to at least 75% design capacity by December 31, 2015, which was subsequently extended to December 31, 2016 and then to June 30, 2020. As the requirements of the completion test were not satisfied by the completion test deadline of June 30, 2020, Wheaton International was entitled, within 90 days of such date, to provide to Barrick notice of termination of the PMPA and demand repayment of the upfront payment of $625 million reduced by the cash flows received relative to the Lagunas Norte mine, Pierina mine and Veladero mine. Wheaton elected not to terminate the PMPA in exchange for a refund.

In January 2018, the Company was notified that Barrick had received a revised resolution (“Revised Resolution”) from Chile’s environmental regulator (the Superintendencia del Medio Ambiente, or “SMA”) requiring the closure of existing infrastructure on the Chilean side of the Pascua-Lama project. Barrick reported that Compañía Minera Nevada (“CMN”), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project, filed an appeal of the Revised Resolution on February 3, 2018 with the First Environmental Court of Antofagasta (the “Antofagasta Environmental Court”) and on October 12, 2018, the Antofagasta Environmental Court issued an administrative ruling ordering review of the significant sanctions ordered by the SMA. In its ruling, the Antofagasta Environmental Court rejected four of the five closure orders contained in the Revised Resolution and remanded the related environmental infringements back to the SMA for further consideration. Barrick reported that CMN appealed the Revised Resolution. A hearing on the appeal was held on November 6, 2018. Barrick also reported in its annual financial statements for the year ended December 31, 2020 that on March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Antofagasta Environmental Court for review by a different panel of judges. On September 28, 2020, Barrick announced that it accepted the Antofagasta Environmental Court’s decision to uphold the closure order and sanctions the SMA imposed on CMN. Barrick further noted that the ruling drew a line under a legal process that started in 2013 and CMN would not appeal it. Barrick clarified that Pascua-Lama would be transitioned from care and maintenance to closure in accordance with the Environmental Court’s decision.

Copper World Complex (Rosemont) Transaction (Gold & Silver)

            On February 10, 2010, Wheaton International entered into a PMPA (the “Copper World PMPA”) with Augusta Resource Corporation (now Hudbay Minerals Inc.) (“Hudbay”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont copper project (the “Rosemont project”) part of the Copper World complex located in Pima County, Arizona. The payable rate for silver and gold has been fixed at 92.5% of production. Under the Copper World PMPA, as amended in 2019, Wheaton International is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Rosemont project and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Rosemont project exceed $98 million and certain other customary conditions. Under the PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of Common Shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. In addition, a per ounce cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the Copper World PMPA. Hudbay and certain affiliates have provided Wheaton International with a corporate guarantee and other security over their assets.

On August 1, 2019, Hudbay announced that the U.S. District Court for the District of Arizona (“Court”) issued a ruling challenging the U.S. Forest Service’s issuance of the Final Record of Decision (“FROD”) for the Rosemont project. The Court ruled to vacate and remand the FROD thereby delaying the expected start of construction of the Rosemont project. On May 12, 2022, Hudbay received a split decision from the U.S. Court of Appeals for the Ninth District which affirmed the Court’s decision in July 2019, agreeing with the Court’s ruling that the U.S. Forest Service relied on incorrect assumptions regarding its legal authority and the validity of Rosemont’s unpatented mining claims in the issuance of Rosemont’s Final Environmental Impact Statement. This decision does not impact the development of other deposits within the Copper World complex.

As per Hudbay’s MD&A for the year ended December 31, 2022, Hudbay continued to advance pre-feasibility activities for Phase I of the Copper World deposits located in Arizona (the “Copper World project”), with a pre-feasibility

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study for Phase I of the Copper World project to be released in the second quarter of 2023. The Copper World project is included in Wheaton’s area of interest under the Copper World PMPA.

Constancia Mine (including Pampacancha Deposit) (Gold & Silver)

            On August 8, 2012, Wheaton International entered into a PMPA with Hudbay and its subsidiary Hudbay (BVI) Inc. to acquire 100% of the life of mine payable silver production from the Constancia mine in Peru (the “Constancia mine”). On November 4, 2013, Wheaton International amended the PMPA with Hudbay to include the acquisition of an amount equal to 50% of the life of mine payable gold production from the Constancia mine (as amended, the “Constancia PMPA”).

            As at the end of the first quarter of 2014, as a result of capital expenditures at the Constancia mine reaching $1 billion, a $125 million cash payment was made by Wheaton International to Hudbay. On September 10, 2014, Wheaton International further amended its agreement with Hudbay and as a result of capital expenditures meeting the $1.35 billion requirement, on September 26, 2014 Wheaton International paid further cash consideration of $135 million to Hudbay by delivery of 6,112,282 Common Shares, at an average issuance price of $22.09 per share. As at December 31, 2014, Wheaton International had paid Hudbay total upfront cash consideration of $429.9 million.

Wheaton International will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year) or the prevailing market price per ounce of silver and gold delivered.

The silver and gold production at the Constancia mine was subject to the same completion test which was satisfied in 2016. Under the Constancia PMPA, if Hudbay failed to achieve a minimum level of throughput at the Pampacancha deposit (the “Pampacancha deposit”) during 2018, 2019 or by June 30, 2021, Wheaton International would be entitled to additional compensation in respect of the gold stream. Hudbay has granted Wheaton International a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from the Constancia mine. In connection with the Hudbay agreement, Hudbay Peru S.A.C. (“Hudbay Peru”) provided Wheaton International with a corporate guarantee and certain other security over its assets and the Constancia mine. Wheaton International has also entered into intercreditor arrangements with lenders to Hudbay.

Recovery rates for gold under the amended agreement were fixed given the early nature of the metallurgical test work on gold recoveries from the Pampacancha deposit. Recoveries were set at 55% for the Constancia mine deposit and 70% for the Pampacancha deposit until Wheaton International receives 265,000 payable ounces of gold, after which actual recoveries are to be applied.

As per Hudbay’s MD&A for the year ended December 31, 2021, in early January 2021, Hudbay received the final mining permit for the development and operation of Pampacancha. Additionally, in April 2021, Hudbay announced the completion of the final land user agreement at Pampacancha.

On May 10, 2021, Wheaton International and Hudbay agreed to amend the Constancia PMPA so that Hudbay would no longer be required to deliver an additional compensation of 8,020 ounces of gold to Wheaton International for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of that amendment, Hudbay also agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.

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777 Mine (Gold & Silver) – Closed

            On August 8, 2012, the Company entered into a PMPA (the “777 PMPA”) with Hudbay to acquire 100% of the life of mine payable silver and gold production from its currently producing 777 mine (the “777 mine”), located in Canada. Wheaton’s share of gold production at the 777 mine remained at 100% until the satisfaction of a completion test relating to the Constancia mine, after which it was reduced to 50% for the remainder of the mine life. Wheaton made an upfront cash payment of $455.1 million in September, 2012 and, in addition, will make ongoing payments of the lesser of $5.90 per ounce of silver and $400 per ounce of gold (both subject to an inflationary adjustment of 1% beginning in the fourth year and subject to being increased to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term) or the prevailing market price per ounce of silver and gold delivered. Hudbay has granted Wheaton a right of first refusal on any future streaming agreement, royalty agreement or similar transaction related to the production of silver or gold from the 777 mine. In connection with the 777 PMPA, certain supplier subsidiaries of Hudbay provided Wheaton with a corporate guarantee and certain other security over their assets and the 777 mine.

On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and the 777 mine is closed. Under the terms of the 777 PMPA, should the market value of gold and silver delivered to Wheaton through the initial 40-year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company is entitled to a refund of the difference (the “Refundable Deposit”) at the conclusion of the 40 year term. At December 31, 2022, the balance of the Refundable Deposit was $79 million.

Sudbury Mines (Gold)

            On February 28, 2013, the Company entered into an agreement to acquire from Vale Switzerland SA (“Vale Switzerland”), a subsidiary of Vale S.A. (“Vale”), an amount of gold equal to 70% of the payable gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years. Wheaton made a total upfront cash payment in March, 2013 of $570 million plus warrants to purchase 10 million Common Shares at a strike price of $65, with a term of 10 years (refer to “Salobo Mine” below for further details). In addition, Wheaton will make ongoing payments of the lesser of $400 per ounce of gold or the prevailing market price per ounce of gold delivered. In connection with the Sudbury mines PMPA, Vale also provided Wheaton International with a corporate guarantee.

As of May 2017, the Stobie mine was placed on care and maintenance. Vale indicated that this decision was based upon low metal prices and ongoing market challenges, declining ore grades, and, more recently, seismicity issues that restricted production below the 3,000-foot level.

On June 1, 2021, Vale reported that mining activities at the Sudbury mines were temporarily suspended as a result of labour disruption by its unionized employees. Vale announced on August 3, 2021 that a new five-year collective bargaining agreement had been ratified with mine workers, with operations at the mine resuming effective August 9, 2021. Under the provisions of the Sudbury mines PMPA, as the facilities at the Sudbury mines were shut down for 60 or more cumulative days, the term was extended for a period of 69 days to March 10, 2033.

See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident.

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Salobo Mine (Gold)

            On February 28, 2013, Wheaton International entered into a PMPA (the “Salobo PMPA”) to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine (the “Salobo mine”), located in Brazil. Wheaton International paid total upfront cash consideration of $1.33 billion in March 2013. Vale also provided Wheaton International with a corporate guarantee.

On March 2, 2015, Wheaton International agreed to amend the Salobo PMPA with Vale Switzerland (the “First Amended Salobo PMPA”) to acquire from Vale Switzerland an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. Under the First Amended Salobo PMPA, Wheaton International paid Vale cash consideration of $900 million on March 24, 2015 for the increased gold stream.

On August 2, 2016, Wheaton International agreed to further amend the First Amended Salobo PMPA (the “Second Amended Salobo PMPA”) to acquire an additional amount of gold equal to 25% of the life of mine gold production in respect of gold production for which an off-taker payment is received after July 1, 2016. Under the Second Amended Salobo PMPA, Wheaton International paid Vale cash consideration of $800 million and the 10 million warrants expiring on February 28, 2023 were amended to reduce the strike price from $65 to $43.75.

With these amendments, Wheaton International increased the gold stream from 25% to 75% of the life of mine gold production from the Salobo mine.

In addition, Wheaton International is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to a 1% annual inflation adjustment commencing as of January 1, 2019) or the prevailing market price per ounce of gold delivered for the full 75% of gold production.

Under the terms of the Second Amended Salobo PMPA, Wheaton was required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed, based on a set fee schedule ranging from $113 million if throughput was expanded beyond 28 Mtpa by January 1, 2036, to up to $861 million if throughput is expanded beyond 40 Mtpa by January 1, 2024. There was to be no additional deposit due if the expansion was completed after January 1, 2036.

On March 8, 2023, Wheaton International and Vale agreed to amend the Second Amended Salobo PMPA (the “Third Amended Salobo PMPA”) to adjust the expansion payment terms. If actual throughput is expanded above 32 Mtpa, then under the terms of the Third Amended Salobo PMPA, Wheaton International will be required to make additional set payments to Vale based on the size of the expansion and the timing of completion (the “Expansion Payments”). The set payments range from a total of $283 million if throughput is expanded beyond 32 Mtpa by January 1, 2031, to up to $552 million if throughput is expanded beyond 35 Mtpa by January 1, 2024. There will be no additional deposit due if the expansion is completed after January 1, 2031. In addition, Wheaton International will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the Expansion Payments if the Salobo mine implements a high-grade mine plan.

Salobo III Expansion – Vale undertook the Salobo III mine expansion (the “Salobo Expansion”) to include a third concentrator line and use the Salobo mine’s existing infrastructure. Vale anticipates that the Salobo Expansion will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa once fully ramped up. Assuming the Salobo Expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, Wheaton International would expect to pay a total expansion payment of $552 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size and timing of the Salobo Expansion. Vale reports that the Salobo Expansion successfully commenced at the end of 2022.

See “Further Disclosure Regarding Mineral Projects on Material Properties – Salobo Mine, Brazil” for details regarding the Salobo mine.

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Operational Update Relative to Vale – On January 25, 2019, Vale’s mining operations in Brumadinho, Minas Gerais, Brazil experienced a significant breach and failure of a retaining dam around the tailings disposal area (the “Brumadinho Incident”). Vale reported that in December 2021, Vale and Xikrin do Cateté Indigenous community signed an extrajudicial agreement for social and economic compensation to these communities. The agreement with Xikrin do Cateté was ratified by the Court of Marabá and it is in a regular execution with the transfer of funds by Vale (BLR 1.3M/M) and application by the indigenous community. The Xikrin Trincheira Bacajá Indigenous Community presented a request for clarification against the decision that extinguished the action in relation to this community, alleging that the closing of the case disagreed with the legal and procedural provisions applied to the case. The Public Prosecutor’s Office presented a request for clarification to the Court of Marabá regarding the non-analysis of the request for the conviction of Vale and Salobo Metais to execute a “Degraded Area Recovery Program”, since it was a request that was not the subject of the agreement signed between Vale and the Xikrin do Cateté Indigenous Community. Vale awaits to be subpoenaed from the Court of Marabá to present the counterarguments to the requests for clarifications made by the Xikrin Trincheira Bacajá Indigenous Community and the Public Prosecutor, reaffirming the regularity of the agreement entered; the inexistence of impacts from the Salobo mine undertaking on the Xikrin Trincheira Bacajá Indigenous Community and the inexistence of mandatory implementation of the reparation program indicated by the Public Prosecutor due to the non-existence of the alleged damage. In August 2022, the Xikrin Indigenous Community of TI Bacajá filed an appeal against the decision, not agreeing with the terms presented by the judge. Vale is summoned to present its counterarguments, reiterating the terms and theses already presented in the defense. While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Risks Relating to the Company – Counterparty Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Mine Operator and Counterparty Concentration Risk”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks”, and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples”.

Xikrin do Cateté Update – Vale has reported that associations representing the indigenous communities of Xikrin do Cateté and Xikrin do Bacajá in Brazil (“Indigenous Associations”) brought a public civil action against Vale, the Federal Environmental Agency (IBAMA) and the Federal Indigenous Agency (FUNAI) seeking the suspension of the environmental permitting process and operation of the Salobo Mine. Vale has reported that the Indigenous Associations contend that FUNAI and IBAMA have failed to conduct the appropriate studies regarding the affected indigenous communities during the environmental permitting process and contends that Vale’s operations would be contaminating the water of the Itacaiúnas River and consequently that the indigenous groups affected by this mine have not provided the required consent. Vale notes that the plaintiffs also requested a monthly payment for each association until the defendants conclude the studies. Vale notes that in July 2019, the Judge of the Federal Court of Maraba partially granted an injunction requested by the Indigenous Associations, ordering Vale and Salobo to prepare the indigenous component study of the Salobo Mine project, and rejected all other requests filed by the plaintiff, including project shutdown. Vale also notes that a subsequent decision of the court determined the inclusion of the Indigenous community of Xikrin do Bacajá in the scope of the studies. Vale has reported that in December 2021 it entered into an extrajudicial agreement with the Indigenous Associations, pursuant to which Vale agreed to provide certain social and economic compensation to these communities. Vale notes that the December 2021 settlement agreement remains subject to approval by the court of Marabá. Once approved by the court, Vale has indicated that this settlement agreement is expected to terminate the Salobo litigation. However, if as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then, the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows. See “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples”.

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Early Deposit Gold and Silver Interest – Toroparu Project

            On November 11, 2013, Wheaton International entered into a life of mine early deposit precious metal purchase agreement (the “Toroparu Early Deposit Agreement”) to acquire an amount of gold equal to 10% of the gold production from the Toroparu project (the “Toroparu project”) located in the Republic of Guyana, South America. Under the Toroparu Early Deposit Agreement, the Company agreed to pay a subsidiary of Aris Mining total upfront cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million payable on an installment basis to partially fund construction of the mine. In addition, the Company will make ongoing payments of the lesser $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of gold delivered.

On April 22, 2015, the Company amended the Toroparu Early Deposit Agreement to include the acquisition of an amount equal to 50% of the payable silver production from the Toroparu project. Wheaton International will make a total upfront cash payment of $5 million in connection with this amendment, of which $2 million has been paid to date, and $3 million will be payable on an installment basis to partially fund construction of the mine. In addition, Wheaton International will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of satisfaction of the completion test) or the prevailing market price per ounce of silver delivered. As a result of the addition of the silver stream to the Toroparu Early Deposit Agreement, Wheaton International will pay a subsidiary of Aris Mining a total upfront cash consideration of $153.5 million. In connection with the amendment to the Toroparu Early Deposit Agreement, Aris Mining and ETK Inc., the owner of the Toroparu project, have provided Wheaton International with corporate guarantees and certain other security over their assets.

Under the amended Toroparu Early Deposit Agreement, the feasibility study, environmental study and impact assessment and other related documents (collectively the “Toroparu Feasibility Documentation”) must be delivered to the Company. Prior to the delivery of the Toroparu Feasibility Documentation, Wheaton International may elect not to proceed with the Toroparu Early Deposit Agreement. If Wheaton International elects to terminate, Wheaton International will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Aris Mining’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil.

Effective December 24, 2019, in connection with the Torparu Early Deposit Agreement, the Company advanced $10 million to the former owner of the Toroparu project, Gold X Mining Corp. (formerly Sandspring Resources Ltd.) (“Gold X”) as part of a $20 million 10% secured convertible debenture private placement offering completed by Gold X (the “Gold X Convertible Note”). The funds raised by Gold X in the convertible debenture private placement offering were used to acquire 100% of the interest in and to certain of Gold X’s joint venture Toroparu project properties. On July 14, 2020, the Company elected to convert the Gold X Convertible Note (and accrued interest) and received 4,467,317 common shares of Gold X.

On June 4, 2021, Gold X announced the completion of the previously announced plan of arrangement with GCM Mining Corp. (formerly Gran Colombia Gold Corp.) (“GCM”) and in connection with the plan of arrangement, GCM provided Wheaton International with an unsecured guarantee and indemnity. On January 13, 2022, GCM announced that it had filed an updated technical report and Preliminary Economic Assessment for the Toroparu project. On September 26, 2022, GCM and Aris Gold Corporation completed a business combination transaction. The combined entity was renamed Aris Mining. Following this, Aris Mining reported on March 5, 2023 that it has started a re-evaluation process for the Toroparu project.

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Antamina Mine (Silver)

            On November 3, 2015, Wheaton International entered into a PMPA (the “Antamina PMPA”) to acquire from Anani, a subsidiary of Glencore, an amount of silver equal to 33.75% of the silver production from the Antamina mine in Peru until the delivery of 140 million ounces of silver and 22.5% of silver production thereafter for the life of mine at a fixed 100% payable rate. Wheaton International paid total upfront cash consideration of $900 million for the silver stream in December 2015 by using cash on hand together with amounts drawn from the Company’s $2 billion Revolving Facility (as defined herein). In addition, Wheaton International will make ongoing payments of 20% of the spot price per silver ounce delivered under the Antamina PMPA. In connection with the Antamina PMPA, Glencore and Noranda Antamina SCRL (the holder of Glencore’s interest in the Antamina mine) also provided Wheaton International with corporate guarantees and certain other assurances, including encumbrance and debt restrictions by Noranda.

            During the second quarter of 2020, the Antamina operations were temporarily suspended in response to the Peruvian emergency decree related to the COVID-19 virus pandemic. The Peruvian government issued a decree on May 3, 2020 indicating large mines would be able to reopen subject to approval of certain protocols and Antamina resumed operations during the third quarter and remained in operation for the balance of the year. See “Risks Relating to the Company – Impact of Epidemics”.

As per Compañía Minera Antamina S.A.’s (the operating company of Antamina) news release dated October 31, 2021, operations at Antamina were temporarily suspended for two weeks to ensure the health and safety of its workforce and other stakeholders during protests in Peru.

See “Further Disclosure Regarding Mineral Projects on Material Properties – Antamina Mine, Peru” for details regarding the Antamina mine.

Early Deposit Gold and Silver Interest – Cotabambas Project

            On March 21, 2016, Wheaton International entered into an early deposit precious metal purchase agreement with Panoro Minerals Ltd. and its wholly owned subsidiary Cordillera Copper Ltd. (“Panoro”) (the “Cotabambas Early Deposit Agreement”) for the Cotabambas project located in Peru (the “Cotabambas project”). Panoro and its subsidiaries have provided Wheaton with corporate guarantees and certain other security over their assets.

            Under the terms of the Cotabambas Early Deposit Agreement, Wheaton International is entitled to purchase 100% of the payable silver production and 25% of the payable gold production from the Cotabambas project until 90 million silver equivalent ounces attributable to Wheaton International have been delivered, at which point the stream would decrease to 66.67% of payable silver production and 16.67% of payable gold production for the life of mine.

            Under the Cotabambas Early Deposit Agreement, Wheaton International will pay a total cash consideration of $140 million plus an ongoing production payment of the lesser of: (i) $5.90 for each silver ounce and $450 for each gold ounce (both subject to a 1% annual inflation adjustment starting in the fourth year after the completion test is satisfied) and (ii) the prevailing market price. To December 31, 2021, Wheaton International has advanced $12 million to Panoro. Once certain conditions have been met, Wheaton International will advance the remaining additional $2 million to Panoro, spread over up to two years. Following the delivery of certain feasibility documentation Wheaton International may elect to terminate the Cotabambas Early Deposit Agreement. If Wheaton International elects to terminate, Wheaton International will be entitled to a return of the portion of the $14 million paid less $2 million payable upon certain triggering events occurring.

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Early Deposit Gold and Silver Interest – Kutcho Project

                On December 14, 2017, Wheaton entered into an early deposit PMPA with Kutcho Copper Corp. (formerly Desert Star Resources Ltd.) (“Kutcho”) (the “Kutcho Early Deposit Agreement”) for the Kutcho project located in British Columbia, Canada (the “Kutcho project”). Kutcho and its subsidiaries have provided Wheaton with corporate guarantees and certain other security over their assets.

            Under the terms of the Kutcho Early Deposit Agreement, Wheaton is entitled to purchase 100% of the payable silver production and 100% of the payable gold production from the Kutcho project until 5.6 million ounces of silver and 51,000 ounces of gold have been delivered to Wheaton, at which point the stream would decrease to 66.67% of payable silver production and payable gold production for the life of mine.

            Under the Kutcho Early Deposit Agreement, Wheaton will pay total cash consideration of $65 million plus make ongoing payments of 20% of the spot price per silver ounce and per gold ounce delivered. To December 31, 2021, Wheaton has advanced a total of $7 million to Kutcho in accordance with the terms of the Kutcho Early Deposit Agreement. Wheaton was to be required to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production. Following the delivery of certain feasibility documentation, or after two years if the feasibility documentation has not been delivered, Wheaton may elect to terminate the Kutcho Early Deposit Agreement. If Wheaton elects to terminate, Wheaton will be entitled to a return of the portion of the $7 million paid less $1 million payable upon certain triggering events occurring.

Additionally, effective December 14, 2017, the Company, as lender, advanced to Kutcho $16 million (C$20 million) in exchange for a subordinated secured convertible term debt loan agreement (the “Kutcho Convertible Note”). The Kutcho Convertible Note had a seven-year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually and allowed, under subsequent amendments, for the deferral of interest until December 31, 2021. Under the Kutcho Convertible Note, the Company had the right to convert all or any part of the outstanding amount of the Kutcho Convertible Note into common shares of Kutcho at C$0.8125 per share and Kutcho had the right to repay the Kutcho Convertible Note early, subject to pre-payment cash penalties.

Effective November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho was permitted to draw up to a maximum of Cdn$1.3 million (the “Kutcho Loan”). The maturity date of the Kutcho Loan, which carried interest at 15% per annum, was subsequently extended to December 31, 2021. The funds under the Kutcho Loan were used by Kutcho to advance the Kutcho project. On December 22, 2021, Kutcho filed a technical report in connection with the Kutcho project.

Effective February 18, 2022 the Company and Kutcho amended the Kutcho Early Deposit Agreement to settle and terminate the Kutcho Convertible Note and the Kutcho Loan in exchange for (i) the issuance to the Company of $7.5 million of common shares in the capital of Kutcho at a deemed price of Cdn$0.908 per common share, and (ii) certain modifications to the Kutcho Early Deposit Agreement, including the removal of the stream reduction, such that the Company will receive 100% of the payable silver production and 100% of the payable gold production for the life of mine, and the removal of the requirement for Wheaton to make an additional payment to Kutcho of $20 million if throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

The amount settled under the Kutcho Convertible Debenture and Kutcho Loan, less the value of the Kutcho common shares issued to the Company, now comprises an additional deposit of Wheaton under the Kutcho Early Deposit Agreement.

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Voisey’s Bay Mine (Cobalt)

            On June 11, 2018, the Company entered into a PMPA (the “Voisey’s Bay PMPA”) to acquire from Vale Switzerland an amount of cobalt equal to 42.4% of the cobalt production from its Voisey’s Bay mine, located in Newfoundland and Labrador in Canada, until the delivery of 31 million pounds of cobalt and 21.2% of cobalt production thereafter for the life of mine. Wheaton paid total upfront cash consideration of $390 million for the cobalt stream in June 2018. In addition, the Company will make ongoing payments of 18% of the spot price of cobalt per pound of cobalt delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter. Payable rates for cobalt in concentrate have generally been fixed at 93.3% and deliveries under the contract are scheduled to begin effective January 1, 2021. The agreement also includes a completion test on underground operations measured by the throughput rate. Vale has also provided Wheaton International with a corporate guarantee. In August 2018, the obligations under the agreement were transferred from Vale Switzerland to Vale Power SA, also a subsidiary of Vale.

            Vale made the decision on March 17, 2020 to temporarily suspend operations at the Voisey’s Bay mine to ensure the safety of local communities, which have limited to access to healthcare given their remoteness as a result of the COVID-19 virus pandemic. Operations at the Voisey’s Bay mine resumed in July 2020. See “Risks Relating to the Company – Impact of Epidemics”.

In connection with deliveries of cobalt commencing after January 1, 2021, Vale and the Company agreed to certain amendments to the Voisey’s Bay PMPA, including an adjustment to the location of delivery of cobalt.

As per Vale’s Fourth Quarter Report, Vale reports that physical completion of the Voisey’s Bay underground mine extension was 81% at the end of the fourth quarter. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident.

Stillwater and East Boulder Mines (Gold & Palladium)

            On July 16, 2018 Wheaton International entered into an agreement to acquire from Sibanye Gold Limited (“Sibanye-Stillwater”) from the Stillwater and East Boulder mines located in Montana, United States (collectively referred to as the “Stillwater mines”) an amount of gold equal to 100% of the gold production and an amount of palladium equal to: (i) 4.5% of Stillwater mines palladium production until 375 Koz delivered to Wheaton; (ii) thereafter, 2.25% of Stillwater mines palladium production until 550 Koz delivered to Wheaton; and, (iii) 1% of Stillwater mines palladium production thereafter for the life of mine. Wheaton International paid total upfront cash consideration of $500 million in July 2018. In addition, Wheaton International will make ongoing payments of 18% of the spot price of each of gold and palladium for each ounce of gold or palladium delivered under the agreement until the upfront cash payment is reduced to $NIL and 22% of the spot price thereafter. Wheaton International is entitled to the attributable gold production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99% and the attributable palladium production for which an offtaker payment is received after July 1, 2018 at a fixed payable rate of 99.6%. Certain subsidiaries of Sibanye-Stillwater (including the owner of the Stillwater mines) have provided Wheaton International with corporate guarantees.

            According to Sibanye-Stillwater Limited’s Operating and Financial Results for the Six Month and Year Ended 31 December 2021, during the second half of 2021, operations were affected by self-imposed safety stoppages, a high employee attrition rate and a critical skills shortage especially relating to miners, replacement of a bridge between Stillwater East and

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the concentrator which temporarily affected processing of ore from Stillwater East and electrical outages at the East Boulder mine during December 2021 as a result of severe weather conditions.

As per Sibanye-Stillwater Limited, regional floods impacted the Stillwater operations on June 13, 2022, including damage to bridges and the access road to the Stillwater mine. Operations at the Stillwater mine, which accounts for 60% of the mined production from the Stillwater operations, were suspended for seven weeks, but resumed on July 29, 2022. Access to the East Boulder mine and the Columbus metallurgical facilities remains intact and both facilities continued operating during the flooding events.

Marmato Mine (Gold and Silver)

            On November 5, 2020 Wheaton International entered into a PMPA (the “Marmato PMPA”) with Aris Mining in respect of the Marmato mine located in Colombia (the “Marmato mine”). The Marmato mine comprises an operating Upper Mine and the Marmato Deeps zone development (“Lower Mine”), both of which are covered by the Marmato PMPA. Caldas and its subsidiaries have provided Wheaton with corporate guarantees and certain other security over their assets.

            Under the terms of the Marmato PMPA, Wheaton International is entitled to purchase an amount of precious metals equal to 6.5% of the gold production and 100% of the silver production until 190,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 3.25% of the gold production and 50% of the silver production for the life of mine.

            Under the Marmato PMPA, Wheaton International is required to pay Aris Mining total cash consideration of $110 million. In addition, Wheaton International will make ongoing payments equal to 18% of the spot gold and silver price until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver price thereafter. Wheaton International is entitled to the attributable gold and silver effective July 1, 2020.

Effective March 21, 2022, Wheaton International and Aris Mining agreed to amend the Marmato PMPA to increase the upfront cash consideration by $65 million to $175 million, with $15 million to be paid upon closing of Aris Mining’s acquisition of a 20% joint venture interest in the Soto Norte gold project in Colombia, and the remaining $50 million to be payable during the construction of the Lower Mine development portion of the Marmato mine, in each case subject to customary conditions. In connection with the increase in the upfront cash consideration, Wheaton International will be entitled to purchase 10.5% of the gold production and 100% of the silver production from the Marmato upper and Lower Mines until 310,000 ounces of gold and 2.15 million ounces of silver have been delivered, after which the stream drops to 5.25% of the gold production and 50% of the silver production for the life of mine. A total of $53 million ($15 million relating to the increase in the gold stream) has been paid and the remaining amount is payable during the construction of the Marmato Lower Mine, subject to customary conditions.

Cozamin Mine (Silver)

            On December 11, 2020 Wheaton International entered into a new PMPA (the “New Cozamin PMPA”) with Capstone in respect of the Cozamin mine. Under the terms of the New Cozamin PMPA, Wheaton International is entitled to purchase an amendment of silver equal to 50% of the silver production until 10 Moz have been delivered, thereafter dropping to 33% of silver production for the life of the mine. In addition, Wheaton International will make ongoing payments for silver ounces delivered equal to 10% of the spot silver price. Wheaton International is entitled to the attributable silver production effective December 1, 2020. Wheaton International paid Capstone upfront cash consideration of US$150 million upon closing on February 19, 2021. Capstone has provided Wheaton International with a corporate guarantee. On March 23, 2022, Capstone completed a plan of arrangement transaction with Mantos Copper (Bermuda) Limited.

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Santo Domingo Project (Gold)

            On March 24, 2021 Wheaton International entered into a PMPA (the “Santo Domingo PMPA”) with Capstone in respect to the Santo Domingo project located in the Atacama region, Chile (the “Santo Domingo project”). Capstone has provided Wheaton International with a corporate guarantee and certain other security over the Santo Domingo project.

            Under the terms of the Santo Domingo PMPA, Wheaton International is entitled to purchase an amount of gold equal to 100% of the gold production until 285,000 gold ounces have been delivered, after which the stream drops to 67% of the gold production for the life of mine.

            Under the Santo Domingo PMPA, Wheaton International is required to pay Capstone total cash consideration of $290 million, $30 million of which was paid on April 21, 2021, and the remaining portion of which is payable during construction of the Santo Domingo project, subject to certain conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures. In addition, Wheaton International will make ongoing payments equal to 18% of the spot gold price until the market value of gold delivered to the Company, net of the per ounce production payment, exceeds the initial upfront cash deposit, and 22% of the spot gold price thereafter. Wheaton International is entitled to the attributable gold and silver effective the date of the Santo Domingo PMPA.

On March 23, 2022, Capstone completed a plan of arrangement transaction with Mantos Copper (Bermuda) Limited.

Fenix Project (Gold)

            On November 15, 2021 the Company entered into a PMPA with Rio2 (the “Fenix PMPA”) in respect of the Fenix gold project in located in Chile (the “Fenix project”). Under the PMPA, Wheaton International will purchase an amount of gold equal to 6% of the gold production until 90,000 ounces have been delivered, 4% of the gold production until the delivery of 140,000 ounces of gold and 3.5% of gold production thereafter for the life of mine. Rio2 and its subsidiaries will provide Wheaton International with corporate guarantees and certain other security over the Fenix project.

            Under the Fenix PMPA, Wheaton International will pay Rio2 total upfront cash consideration of $50 million in two installments, $25 million of which was advanced in the first quarter of 2022, and $25 million being payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix project, and certain other conditions. In addition, Wheaton will make ongoing payments equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $50 million, at which point the production payment will increase to 22% of the spot gold price. Wheaton International also has a right of first refusal on any future streaming agreement, royalty agreement or similar transaction entered into by Rio2 or any of its affiliates relating to production of any precious metal from the Fenix project.

            On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted for not approving the Environmental Impact Assessment (“EIA”) for the Fenix project. On September 7, 2022, Rio2 further announced that it had identified numerous discrepancies with the factual and procedural matters in the Environmental Qualification Resolution (“RCA”), resulting in the filing of an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicated that they will work closely with regional authorities to address any remaining concerns. On September 7, 2022, Rio2 stated that the estimated timing for obtaining EIA approval is approximately one and a half to two years.

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Blackwater Project (Gold)

            On December 13, 2021 the Company entered into a purchase agreement to acquire the existing gold purchase agreement between Artemis and New Gold (the “Blackwater Gold PMPA”) in respect of gold production from the Blackwater project, located in British Columbia in Canada (the “Blackwater project”). Under the terms of the Blackwater Gold PMPA, Wheaton is entitled to purchase an amount of gold equal to 8% of the gold production until 279,908 gold ounces have been delivered, after which the stream drops to 4% of the gold production for the life of mine. In connection with the Blackwater Gold PMPA, Artemis has provided a corporate guarantee and certain other security over the Blackwater project. This Artemis corporate guarantee and certain security will be released on the Blackwater project achieving completion.

            On closing of the Blackwater Gold PMPA, Wheaton paid $300 million to New Gold and will make ongoing payments to Artemis equal to 35% of the spot gold price for ounces delivered.

On March 9, 2023, Artemis announced the approval of its BC Mines Act Permit for the Blackwater project. The approval of the BC Mines Act Permit is the final step required to allow Artemis to commence major works construction activities at the Blackwater project in the first quarter of 2023 with the expectation of an initial gold pour in the second half of 2024.

Blackwater Project (Silver)

            On December 13, 2021 the Company entered into a PMPA with Artemis (the “Blackwater Silver PMPA”) in respect of silver production from the Blackwater project, located in British Columbia in Canada (the “Blackwater project”). Under the Blackwater Silver PMPA, Wheaton will acquire an amount of silver equal to 50% of the payable silver production from the Blackwater project, until 17.8 million ounces of silver have been delivered and 33% of payable silver production thereafter for the life of mine. Artemis and its subsidiaries have provided Wheaton with corporate guarantees and certain other security over the Blackwater project. The Artemis corporate guarantee and certain security will be released on the Blackwater project achieving certain completion milestones.

            Under the Blackwater Silver PMPA, Wheaton is required to pay Artemis total upfront cash consideration of approximately $141 million in four equal installments during construction of the Blackwater project, subject to customary conditions. In addition, Wheaton will make ongoing payments equal to 18% of the spot silver price until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot silver price thereafter. Wheaton also has a right of first refusal on any future streaming agreement, royalty agreement or similar transaction entered into by Artemis or any of its affiliates relating to production of any precious metal from the Blackwater project. Until the earlier of January 1, 2025 and the first date on which operation of the Blackwater project mine commences, Artemis has a one-time option to repurchase 33% of the silver stream on a change in control for an amount ensuring a fixed internal rate of return to Wheaton.

As noted above, on March 9, 2023, Artemis announced the approval of its BC Mines Act Permit for the Blackwater project.

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Curipamba Project (Gold and Silver)

            On January 17, 2022 the Company entered into a PMPA with Adventus Mining Corporation (“Adventus”) (the “Curipamba PMPA”) in respect of gold and silver production from the Curipamba project located in Ecuador (the “Curipamba project”). Under the terms of the Curipamba PMPA, Wheaton is entitled to purchase an amount of gold equal to 50% of the gold production until 150,000 refined gold ounces have been delivered, after which the stream drops to 33% of the gold production for the life of mine and an amount of silver equal to 75% of the silver production until 4.6 million refined silver ounces have been delivered, after which the stream drops to 50% of silver production for the life of mine. Adventus and its subsidiaries will provide Wheaton with corporate guarantees and other security over their assets, including over the Curipamba project.

            Under the Curipamba PMPA, Wheaton is required to pay Adventus total cash consideration of $175.5 million, $13 million of which is available pre-construction as an early deposit, and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba project. The initial payment of $13 million was paid on December 6, 2022. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied. In addition, Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 18% of the spot prices until the value of gold and silver delivered, net of the production payment, is equal to the upfront consideration of $175.5 million, at which point the production payment will increase to 22% of the spot prices.

Wheaton International also has a right of first refusal on any future streaming agreement, royalty agreement or similar transaction entered into by Adventus or any of its affiliates relating to production of any precious metal from the Curipamba project. Until the first drawdown of an installment under the stream, Adventus has a one-time option to repurchase 33% of the gold and silver stream on a change in control for an amount ensuring a fixed internal rate of return to Wheaton International.

In connection with the Curipamba PMPA, Wheaton also subscribed for 3,505,100 Adventus units, each unit comprised of one common share and one-half common share purchase warrant, with a whole warrant entitling Wheaton to acquire one additional common share at a price of C$1.20. Wheaton holds less than 10% of Adventus’ issued and outstanding common shares.

Adventus announced an Investment Protection Agreement commitment declaration by the Government of Ecuador indicating a significant milestone in the development of the Curipamba Project. Adventus has indicated that it plans for a formal construction commencement in the second quarter of 2023.

Marathon Project (Gold and Platinum)

            On January 26, 2022 the Company entered into a PMPA with Gen Mining (the “Marathon PMPA”) in respect of gold and platinum production from the Marathon project located in Ontario, Canada (the “Marathon project”). Under the terms of the Marathon PMPA, Wheaton is entitled to purchase an amount of gold equal to 100% of the gold production until 150,000 gold ounces have been delivered, after which the stream drops to 67% of the gold production for the life of mine and an amount of platinum equal to 22% of the platinum production until 120,000 platinum ounces have been delivered, after which the stream drops to 15% of platinum production for the life of mine. Gen Mining and its subsidiaries will provide Wheaton with corporate guarantees and other security over their assets, including over the Marathon project. The first advance under the Marathon PMPA is expected to be paid early in 2022, subject to the completion of certain corporate matters and customary conditions.

Under the Marathon PMPA, Wheaton is required to pay Gen Mining total cash consideration of C$240 million, C$40 million of which was payable prior to construction to be used for development of the Marathon project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests. C$20 million was paid on March 31, 2022 and C$20 million was paid on September 7, 2022.

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Amounts are paid in US$ calculated in reference to the C$ amounts set out above. In addition, Wheaton will make ongoing payments for the gold and platinum ounces delivered equal to 18% of the spot prices until the value of gold and platinum delivered, net of the production payment, is equal to the upfront consideration of C$240 million, at which point the production payment will increase to 22% of the spot prices.

Wheaton also has a right of first refusal on any future streaming agreement, royalty agreement or similar transaction entered into by Gen Mining or any of its affiliates relating to production of any precious metal from the Marathon project. Until July 1, 2025, Gen Mining has a one-time option to repurchase 33% of the gold and platinum stream on a change in control for an amount ensuring a fixed internal rate of return to Wheaton.

Gen Mining announced that the Marathon project was approved by the joint Federal and Provincial Environmental Assessment process, and that they will now proceed to obtain the necessary permits for construction and operation.

Goose Project (Gold)

            On February 7, 2022 the Company entered into a PMPA (the “Goose PMPA”) in respect of gold production from the Goose project, part of Sabina Gold & Silver Corp.’s (“Sabina”) 100% owned Back River Gold District located in Nunavut, Canada (the “Goose project”). Under the Goose PMPA, Wheaton is entitled to acquire from Sabina an amount of gold equal to 4.15% of the gold production from its, until the delivery of approximately 130,000 ounces of gold, 2.15% of gold production thereafter until the delivery of 200,000 ounces of gold and 1.5% of gold production thereafter for the life of mine. Sabina and its subsidiaries will provide Wheaton with corporate guarantees and certain other security over the Goose project, which will be subordinate to project debt and other customary liens.

            Under the Goose PMPA, Wheaton is required to pay Sabina total cash consideration of approximately $125 million in four equal installments during construction of the Goose project, subject to customary conditions. In addition, Wheaton will make ongoing payments equal to 18% of the spot gold price until the value of gold delivered, net of the production payment, is equal to the upfront consideration of $125 million, at which point the production payment will increase to 22% of the spot gold price. Wheaton also has a right of first refusal on any future streaming agreement, royalty agreement or similar transaction entered into by Sabina or any of its affiliates relating to production of any precious metal from the Goose project. The initial payment of $31.25 million was paid on September 28, 2022 and a second installment of $31.25 million was paid on December 6, 2022.

Under certain circumstances, Sabina has the option under the Goose PMPA of deferring delivery of gold ounces to Wheaton if the average market price of gold falls below US$1,500 per ounce during a period of at least 180 days. In addition, until the Goose project achieves completion, Sabina has a one-time option to repurchase 33% of the gold stream on a change in control for an amount ensuring a fixed internal rate of return to Wheaton.

In connection with the Goose PMPA, Wheaton also agreed to subscribe for up to US$20 million in Sabina equity, subject to a maximum ownership of below 10%.

In the third quarter of 2022, Sabina announced a formal construction decision for the Goose project. Sabina noted that the Goose project will be in a position to commence full construction in early 2023 with first production expected in 2025.

On February 13, 2023, Sabina and B2Gold Corp. (“B2Gold”) announced that they had entered into a definitive agreement pursuant to which B2Gold agreed to acquire all of the issued and outstanding shares of Sabina. Subject to the satisfaction of conditions, including Sabina shareholder approval, the acquisition is subject to normal course regulatory approvals and the satisfaction of customary closing condition, B2Gold and Sabina expect that the acquisition will be completed in the second quarter of 2023.

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Metates Royalty

On August 7, 2014, the Company, through its wholly owned subsidiary Wheaton Cayman, purchased a 1.5% net smelter return royalty interest (the “Metates Royalty”) in the Metates properties located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. In accordance with the terms of the agreement, on August 7, 2019, Chesapeake exercised its option to re-acquire two-thirds of the Royalty, or 1%, for the sum of $9 million. As a result, the Company’s Royalty has been reduced to 0.5%. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties. In connection with the Metates Royalty, American Gold Metates, S. de R.L. de C.V., the owner of the Metates properties, granted Wheaton a mortgage on the Metates properties.

Brewery Creek Royalty

On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold and 2.75% thereafter from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator, a subsidiary of Sabre Gold Mines Corp. and any mineral tenure derived therefrom (the “Brewery Creek Royalty”). The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of C$2.0 million to Wheaton.

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Competitive Conditions

The Company is the one of the largest precious metals streaming companies in the world. The Company competes with other companies for PMPAs and similar transactions. The ability of the Company to acquire additional precious metals in the future will depend on its ability to select suitable properties, be successful in any competitive process initiated by a mine operator in respect of a property and enter into similar PMPAs. See “Description of the Business — Risk Factors — Competition” in this annual information form.

Operations

Raw Materials

The Company purchases precious metals and cobalt pursuant to the PMPAs described under “Description of the Business – Principal Product” in this annual information form.

Sales of Principal Product

There are worldwide markets into which the Company can sell the precious metals and cobalt purchased under its PMPAs and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the precious metals or cobalt that it acquires pursuant to its PMPAs. Under certain PMPAs, precious metal is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. The payable silver in concentrate from the Zinkgruvan mine, the Stratoni mine and the Neves-Corvo mine and the payable silver and gold from the Minto mine is/was purchased from the Company by third-party smelters and off-takers at the worldwide market price for gold and silver.

Precious Metal Credit Sales

Under certain PMPAs, precious metal is acquired from the mine operator in the form of precious metal credits, which is then sold through bullion banks. Revenue from precious metal credit sales is recognized at the time of the sale of such credits, which is also the date that control of the precious metal is transferred to the customer.

During the year ended December 31, 2022, sales to three financial institutions accounted for 29%, 24% and 20% of the Company’s revenue as compared to sales to four financial institutions accounted for 28%, 25%, 11% and 10% of the Company’s revenue during the comparable period of the previous year. The Company would not be materially affected should any of these financial institutions cease to buy precious metal credits from the Company as these sales would be redirected to alternate financial institutions.

Cobalt Sales

Cobalt is sold to a third-party sales agent who generally on-sells the cobalt to Company approved third party customers. Revenue from the sale of cobalt is recognized once the third-party customer and sales terms have been agreed to between the Company and the third-party sales agent, which is also the date that control of the cobalt is transferred to the third-party sales agent. Should the sales agent retain the cobalt for their own use, revenue is recognized once the sales terms have been agreed to between the Company and the third-party sales agent and the product has been delivered, which is also the date that control of the cobalt is transferred to the third-party sales agent. The Company would not be materially affected should the existing third-party sales agent cease to buy cobalt from the Company as these sales would be redirected to an alternate agent or dealer.

Employees

As of March 29, 2023, the Company and its subsidiaries have an aggregate of 41 employees.

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Foreign Interests

In addition to Canada, the Company currently purchases or expects to be purchasing precious metals from mines in the United States, Mexico, Peru, Brazil, Chile, Argentina, Guyana, Colombia, Ecuador, Portugal, Greece and Sweden. Any changes in legislation, regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. The Company may be affected in varying degrees by such factors as government legislation and regulations (or changes thereto) with respect to the restrictions on production, export controls, income and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors on the Company cannot be accurately predicted. See “Description of the Business — Risk Factors — Risks Relating to the Mining Operations — International Operations” in this annual information form.

Tax Matters

On September 24, 2015, the Company received Notices of Reassessment (the “Reassessments”) from the CRA reassessing the Company under the transfer pricing provisions contained in the Income Tax Act (Canada) (the “Tax Act”) for a total of C$353 million for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years. The CRA’s position in the Reassessments was that the transfer pricing provisions of the Tax Act relating to income earned by the Company’s foreign subsidiaries outside of Canada should apply such that the income of Wheaton subject to tax in Canada should be increased by an amount equal to substantially all of the income earned outside of Canada by the Company’s foreign subsidiaries for the 2005-2010 taxation years.

On December 13, 2018, the Company announced that it reached a settlement with the CRA which provided for a final resolution of the Company’s tax appeal in connection with the reassessment under transfer pricing rules of the 2005 to 2010 taxation years related to the income generated by the Company’s foreign subsidiaries outside of Canada (the “CRA Settlement”). Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company, but which may have a material adverse effect on the Company or the price of the Common Shares.

2013-2016 Taxation Years: Domestic Reassessments

The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the CRA is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”). In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

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Global Minimum Tax

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton International, which operates in the Cayman Islands and is not subject to tax.

On December 20, 2021, the Organisation for Economic Co-operation and Development (“OECD”) issued model rules for the Pillar Two initiative (“Pillar Two”) which provided a framework for the imposition, by individual countries, of a 15% global minimum tax on the adjusted financial statement income of large multinational companies, such as the Company. On April 7, 2022, as part of the Canadian Federal Budget, the Canadian federal government confirmed its commitment to implementing in 2023 a 15% global minimum tax in line with Pillar Two, which would seek to apply a 15% minimum tax on our non-Canadian subsidiaries. See “Description of the Business — Risk Factors — Risks Relating to the Mining Operations — Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company”.

Litigation

U.S. Shareholder Class Action

During July 2015, after the Company disclosed that the CRA was proposing that they would issue notices of reassessment for federal and provincial tax, transfer pricing penalties, interest and other penalties for the 2005-2010 taxation years (the “Reassessments”), two putative securities class action lawsuits were filed against the Company in the U.S. District Court for the Central District of California in connection with the proposal (the “Complaints”). These Complaints were consolidated into one action, In re Silver Wheaton Securities Litigation, as against the Company, Randy Smallwood, President & Chief Executive Officer, Gary Brown, Senior Vice President & Chief Financial Officer and Peter Barnes, former Chief Executive Officer (together the “Initial Defendants”) and a lead plaintiff (the “Plaintiff”) was selected. The Plaintiff filed a consolidated amended complaint in December 2015, which focused on the Reassessments and asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The court subsequently granted Plaintiff’s motion for leave to file a Second Amended Complaint, which added a claim under Section 10(b) of the Exchange Act against our auditors (together with the “Initial Defendants, the “Defendants”). On August 3, 2020, the court issued their final approval of a settlement of the lawsuit for $41.5 million, without admission of liability by any of the Defendants. The settlement was fully funded by the Company’s insurance carriers and the other Defendants. The Company was not required to pay any portion of the settlement.

Canadian Shareholder Class Action

By Notice of Action dated August 10, 2016 (as amended September 2, 2016 and supplemented by Statement of Claim filed September 9, 2016 (collectively, the “Claim”)), proposed representative plaintiff Suzan Poirier commenced proceedings pursuant to the Class Proceedings Act (Ontario) in the Ontario Superior Court of Justice against Wheaton Precious Metals Corp., Randy Smallwood, President and Chief Executive Officer and Gary Brown, Senior Vice President & Chief Financial Officer. The Claim alleges, among other things, misrepresentation pursuant to primary and secondary market civil liability provisions under the Securities Act (Ontario) and its provincial equivalents, common law negligence and negligent misrepresentation. The Claim focuses on the Reassessments. The Claim purports to be brought on behalf of proposed class of persons and entities who acquired Common Shares between August 14, 2013 and July 6, 2015 and held some or all of such Common Shares as of at least July 6, 2015. On July 21, 2020, the Company received a motion record in support of a proposed motion seeking the following (among other relief): (i) leave of the court to commence a secondary market action pursuant to section 138.3(1) of the Securities Act (Ontario) and equivalent provisions in the applicable provincial securities statutes; (ii) certification of the (amended) class and proposed common issues; (iii) leave to file an amended Statement of Claim to include further particulars and to refer to various provincial securities laws; and (iv) the appointment of a new class representative (Ms. Miriam Rosenszajn) in place of Ms. Poirier.

Certification and leave motions were jointly heard in October 2021. On January 5, 2022 the Ontario Superior Court of Justice issued its decision dismissing the plaintiff’s certification and leave motions in their entirety. The Court accepted the Company’s submissions that the plaintiff had failed to establish that there was a reasonable possibility that the Claim would be resolved at trial in her favour. The Court also dismissed the plaintiff’s request to certify the common law claims. No appeal was filed within the required time period and as such the decision of the Court is the final resolution of the Claim.

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Amended Revolving Credit Facilities

            On February 27, 2015, each of The Bank of Nova Scotia and Bank of Montreal, as co-lead arrangers, joint book-runners and lenders, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Toronto-Dominion Bank, as co-documentation agents and lenders, HSBC Bank Canada, MUFG Bank Ltd. (Canada Branch) (formerly The Bank of Tokyo Mitsubishi UFG Ltd.) and Export Development Canada, as Senior Managers and lenders, and Bank of America, N.A., Canada Branch, Mizuho Bank, Ltd. and National Bank of Canada, as lenders agreed with the Company to enter into a revolving facility (the “Revolving Facility”). The Revolving Facility made available credit of $2 billion with a maturity date of February 27, 2020. As part of the Revolving Facility, the financial covenants required the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. Effective November 20, 2015, the Revolving Facility was amended to only include cash interest expenses for the purposes of calculating the interest coverage ratio. At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) SOFR plus 1.20% to 2.20%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio. Effective March 18, 2016, the maturity date for the Revolving Facility was extended by one year to February 27, 2021. On February 27, 2017, the Revolving Facility was amended to extend the maturity date to February 27, 2022 and make certain other amendments, on February 27, 2018, the Revolving Facility was amended again to extend the maturity date to February 27, 2023 and on February 27, 2019 the Revolving Facility was amended again to extend the maturity date to February 27, 2024. On February 27, 2020, the Revolving Facility was amended to extend the maturity date to February 27, 2025, confirming HSBC Bank Canada was ceasing as a lender and to make certain other amendments. On June 9, 2021, the Revolving Facility was amended to extend the maturity date to June 9, 2026 and to make certain other amendments.

            On July 18, 2022, the Revolving Facility was amended and restated to extend the maturity date to July 18, 2027, to add a sustainability-linked element and to make certain other amendments. Under the amended and restated Revolving Facility, the interest rate paid on drawn amounts and standby fees will be adjusted based upon the Company’s performance in three sustainability-related areas:

●	the Company’s attributable emissions from third-party mining partners operations covered by science-based emissions targets,
●	diversity at the board and management levels of the Wheaton group of companies, and
●	Wheaton’s S&P environmental, social and governance (“ESG”) score.

At the Company’s option, amounts drawn under the amended and restated Revolving Facility incur interest based on the Company’s leverage ratio at either (i) SOFR plus 1.10% to 2.30%; or (ii) the Bank of Nova Scotia’s Base Rate plus 0.00% to 1.05%. Under both options, the interest rate shall not be less than 0%. The interest rate paid on drawn amounts will be adjusted by up to +/- 0.05% based upon the Company’s performance in the three sustainability-related areas. During the year ended December 31, 2022 and December 31, 2021, the stand-by fee rate was 0.20%. Under the amended and restated Revolving Facility, The Bank of Nova Scotia and Bank of Montreal acted as Joint Bookrunners and Co-Lead Arrangers, the Bank of Montreal and Royal Bank of Canada acted as Co-Lead Sustainability Structuring Agents and Coordinators, The Bank of Nova Scotia and Canadian Imperial Bank of Commerce acted as Co-Sustainability Agents and the Bank of America, The Toronto-Dominion Bank and Export Development Canada acted as lenders.

Effective December 31, 2022, the Company had nil drawn under the Revolving Facility. While the Revolving Facility is unsecured, each of Wheaton International, Wheaton Cayman and Silver Wheaton Luxembourg, as subsidiaries of the Company, have guaranteed the obligations of the Company under the Revolving Facility.

At the Market Equity Program

On April 16, 2020, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of Common Shares from treasury to the public from time to time at the Company’s discretion and subject to regulatory requirements. Any Common Shares sold in the ATM Program will be sold (i) in ordinary brokers’ transactions on the NYSE or another US marketplace on which the Common Shares are listed, quoted or otherwise trade, (ii) ordinary brokers’ transactions on the TSX, (iii) on another Canadian marketplace on which the Common Shares are listed, quoted or otherwise trade, or (iv) with respect to sales in the United States, at the prevailing market price, a price related to the prevailing market price or at negotiated prices. Since the Common Shares will be distributed at the prevailing

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market prices at the time of the sale or certain other prices, prices may vary among purchasers and during the period of distribution.

Sales of Common Shares through the ATM Program will be made pursuant to the terms of an ATM equity offering sales agreement. The current ATM equity offering sales agreement is dated April 16, 2020 among the Company, BofA Merrill Lynch, BMO Capital Markets, RBC Dominion Securities Inc., Scotiabank, CIBC Capital Markets, TD Securities, National Bank Financial Markets, Eight Capital, Raymond James Ltd. And Canaccord Genuity (the “Canadian Agents”) and BofA Securities, BMO Capital Markets, RBC Capital Markets, LLC, Scotiabank, MUFG and Mizuho Securities (the “U.S. Agents” and, together with the Canadian Agents, the “Agents”). On May 12, 2021, the sales agreement was amended to update certain matters relating to the ATM Program. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the Agents. The Company intends to re-new the ATM Program in the second quarter of 2023.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at December 31, 2022, the Company has not issued any shares under the ATM program. See “Description of the Business – Risk Factors – Risks Relating to the Company – Risks Associated with the ATM Program”.

Information Systems and Cyber Security

The Company’s information systems and cyber security program are designed and developed by information technology consultants retained by the Company and overseen by internal management, the Audit Committee and the Board of Directors. Additional consultants are retained to provide ongoing information systems support and management, maintenance and cyber security services, which include systems event monitoring, managed endpoint security, managed backup and information systems response management. In addition, the Company undergoes an annual data penetration test, vulnerability assessment, and off-site disaster recovery test, to assess our data security and information technology infrastructure and recovery abilities, and the Company has external information security assurance and audit activities performed by qualified, independent professional service firms which validate the effectiveness of the information systems and cyber security program and controls. The Company has a multi-layered, defense-in-depth approach to information systems and cyber security, with intentional redundancies to increase protection of valuable data and information. The Company’s overall enterprise data security and information technology infrastructure is managed in accordance with the National Institute of Standards and Technology (NIST) cyber security framework and best practices.

The Company completed the implementation of third party managed cyber security and incident response support services for the Company’s information technology infrastructure and systems. The ongoing cyber security monitoring, detection, and incident response services provides additional capabilities to address potential cyber related events. In addition, on an annual basis, the Company’s information systems and information technology infrastructure are reviewed in connection with the Company’s annual internal audit.

The Company has established an enterprise cyber security awareness training program to validate compliance and effectiveness, which is completed by all employees twice annually. The Company also actively seeks to mitigate information systems and cyber security risks by identifying, reviewing and developing risk mitigating and response strategies for such risks. The Company has not experienced a material cyber-related breach within the last three years.

The operational status of the Company’s approach to information systems and cyber security are periodically reviewed with management, the Audit Committee and the Board of Directors. Both the Audit Committee, which is comprised of independent directors, and the Board of Directors receive quarterly reports on the Company’s information systems and cyber security.

See “Description of the Business – Risk Factors – Information Systems and Cyber Security”.

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Long-Term Investments

At December 31, 2022, the Company held long-term investments (including common shares and warrants) with a market value of approximately $256 million.

Bear Creek Mining Corporation

At December 31, 2022, Wheaton owned approximately 13.2 million common shares of Bear Creek Mining Corporation (“Bear Creek”), representing approximately 8.65% of the outstanding shares of Bear Creek. At December 31, 2022, the fair value of the Company’s investment in Bear Creek was approximately $7.4 million.

Sabina Gold & Silver Corp.

In connection with the Goose PMPA, Wheaton acquired 12,322,605 common shares of Sabina on February 11, 2022, and an additional 4,508,094 common shares of Sabina on March 7, 2022. As at December 31, 2022, Wheaton owned approximately 31.1 million common shares of Sabina, representing approximately 5.6% of the outstanding shares of Sabina. At December 31, 2022, the fair value of the Company’s investment in Sabina was approximately $30.5 million. On February 13, 2023, B2Gold and Sabina announced that they had entered into a definitive agreement pursuant to which B2Gold agreed to acquire all of the issued and outstanding shares of Sabina. Subject to the satisfaction of conditions, including Sabina shareholder approval, the acquisition is subject to normal course regulatory approvals and the satisfaction of customary closing condition, B2Gold and Sabina expect that the acquisition will be completed in the second quarter of 2023.

Kutcho Copper Corp.

In connection with the settlement and termination of the Kutcho Convertible Note and the Kutcho Loan, Wheaton received $7.5 million of common shares in the capital of Kutcho effective February 18, 2022. As at December 31, 2022, Wheaton owned approximately 18.6 million common shares of Kutcho, representing approximately 14.8% of the outstanding shares of Kutcho. At December 31, 2022, the fair value of the Company’s investment in Kutcho was approximately $3.1 million.

Hecla Mining Company

In connection with the termination of the Keno Hill PMPA, Wheaton received 34,800,989 common shares of Hecla on September 7, 2022. As at December 31, 2022, Wheaton owned approximately 35.0 million common shares of Hecla, representing approximately 5.8% of the outstanding shares of Hecla. At December 31, 2022, the fair value of the Company’s investment in Hecla was approximately $194.7 million.

First Majestic Silver Corp.

During 2018, as part of the consideration for terminating the San Dimas SPA, the Company received 20,914,590 First Majestic common shares, representing approximately 11% of the outstanding shares of First Majestic. During 2019, the Company disposed of 675,000 First Majestic common shares in market sales. During 2020, the Company reduced the number of First Majestic common shares held in market sales to 7,155,000 for total proceeds of $151 million and during 2021, the Company disposed of its remaining First Majestic common shares in market sales for total proceeds of $112 million.

Other

At December 31, 2022 Wheaton owned common shares of a number publicly-traded mineral exploration, development, technology and mining companies. At December 31, 2022, the fair value of all long-term investments other than Bear Creek, Sabina, Kutcho and Hecla was approximately $19.8 million. As these other long-term investments are not considered material to Wheaton’s overall financial position, these investments are not separately identified in this annual information form.

On February 26, 2023, as part of an offering to be completed concurrently with Integra Resources Corp.’s (“Integra”) acquisition of Millennial Precious Metals Corp. (“Millennial”), Wheaton agreed to invest the lesser of (i) C$15 million, (ii) 9.9% of the issued and outstanding shares of Integra after completion of the acquisition, and (iii) 30% of the securities to be offered by Integra. Wheaton also obtained a right of first refusal in respect of properties owned by Integra or Millennial.

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Environment, Social and Governance

Wheaton has a longstanding commitment to industry leading ESG practices. Wheaton’s Sustainability Report includes detailed information on ESG issues which are directly related to our operations and over which Wheaton has direct control, as well as ESG issues Wheaton may be exposed to through the Mining Operations.

To support ESG management, Wheaton has established clear oversight of ESG at the Board of Directors level, consistent with its responsibility for overseeing strategy and risk, and has integrated ESG management throughout the Company. Details on oversight of ESG at Wheaton is contained in the Company’s management information circular for the annual general and special meeting scheduled for May 13, 2022.

Wheaton has also established a number of ESG-related policies and commitments, listed below:

●	Code of Business Conduct and Ethics (includes anti-bribery & anti-corruption)
●	Whistleblower policy
●	Climate Change and Environmental Policy
●	Community Investment Policy
●	Human Rights Policy
●	Diversity Policy
●	Investment Principles
●	Partner/Supplier Code of Conduct

This annual information form includes summaries of, and updates to, these policies where relevant. However, all of these policies and commitments can be accessed on Wheaton’s website at https://www.wheatonpm.com/responsibility/approach/ESG-Policies - Disclosure/default.aspx.

For additional information on Wheaton’s ESG governance structure, approach and performance, including ESG targets and progress against our goals, please see Wheaton’s Sustainability Report.

Climate Change and Environmental Commitments and Policy

In early 2022, the Board adopted a new Climate Change and Environmental Policy and developed a comprehensive ESG strategy, which was updated in February 2023 to include the following commitments related to climate change:

●	Reducing Scope 1 and 2 emissions by 50% by 2030 from a 2018 baseline.
●	80% of Scope 3 financed emissions be covered by emissions targets that are aligned with 1.5 degrees Celsius by 2040.
●	Supporting third-party operators at Mining Operations in their decarbonization and climate solutions efforts.

Under its updated Climate Change and Environmental policy, the Company is committed to assess and disclose information about its climate-related risks and opportunities guided by the recommendations of the Task Force for Climate-related Financial Disclosures. Additionally, the Company is committed to quantifying all material emissions and setting targets over those emissions.

Code of Business Conduct and Ethics

During 2022, Wheaton’s Code of Business Conduct and Ethics (the “Code”) was updated to outline the Company’s commitments around climate change and mental health.

Human Rights Policy

Our human rights policy is contained in the Code. Our human rights policy recognizes that while government has the primary responsibility to protect human rights, it is the responsibility of businesses to support and respect the protection of internationally proclaimed human rights. Our human rights policy outlines our commitment to support and respect human rights in our own operations and complying with the laws of countries in which we do business. Our human rights policy also outlines Wheaton’s commitment to seek to emphasize the rights of vulnerable groups impacted by its operations, including women, children and indigenous peoples. Our human rights policy is guided by Canadian laws respecting human rights as

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well as international statements on human rights including the United Nations Guiding Principles on Business and Human Rights, the Universal Declaration of Human Rights, and the International Labour Organization’s Declaration on the Fundamental Principles and Rights of Work.

Diversity Policy

Our diversity policy is contained in our Code. Wheaton is committed to fostering a diverse environment where individual differences are respected and diversity is promoted and valued. The Company recognizes the benefits from creating and maintaining a diverse and inclusive culture within our workforce, including exposure to different perspectives. Therefore, while opportunities will be primarily based on performance, skill and merit, due consideration will be given to diversity in all aspects of employment and engagement by an employee, officer or director with the Company, including selection, recruitment, hiring, promotion, compensation, termination, training and development. Under our diversity policy, “diversity” means any element or quality that can be used to differentiate groups and people from one another, including differences based on race, colour, religion, gender and gender identity, sexual orientation, family or marital status, political belief, age, national or ethnic origin, citizenship or physical or mental disability and any other protected ground.

Anti-Bribery and Anti-Corruption Policies

Our anti-bribery and anti-corruption policies are contained in our Code. Our anti-bribery and anti-corruption policies outline the obligations and requirements that must be met by all of our employees, officers and directors as well as third-party contractors working on our behalf. These include prohibitions against bribery, facilitation payments, money laundering as well as gifts to public officials and institutions.

Environmental, Social and Governance Investment Principles

Wheaton is not involved in, nor does it control the operational decisions of mine projects by third-party operators; however, Wheaton is indirectly exposed to ESG and other risks arising from these mine projects. Wheaton has adopted Investment Principles to Wheaton’s approach to evaluating potential streaming transactions as well as monitoring existing streaming agreements. The purpose of these principles is to identify third party independent mining companies that appropriately manage their ESG and other risks in order to minimize Wheaton’s indirect exposure to those risks. Details concerning these investment principles can be found on Wheaton’s website at www.wheatonpm.com/responsibility.

Partner/Supplier Code of Conduct

Wheaton believes that it is our responsibility to partner with suppliers that share our commitment to sustainable development and the standards set out in our partners/supplier code of conduct. Our partner/supplier code of conduct requires that our suppliers, including our streaming partners, meet or exceed certain standards of business practice which include compliance with applicable law, business ethics and integrity, health and safety, human rights and labour standards and environment and sustainability. Wheaton will show preference for those suppliers who are able to demonstrate alignment with the standards contained in the partner/supplier code of conduct.

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Risk Factors

The operations of the Company are speculative due to the nature of its business which is the purchase of precious metals and/or cobalt production from producing mining companies. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks described herein are not the only risks facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

Risks Relating to the Company

Commodity Prices and Markets: Changes in the market price of commodities that we purchase under our PMPAs and in the commodities markets will affect our profitability

The price of the Common Shares and the Company’s financial results may be significantly and adversely affected by a decline in the price of precious metals and cobalt. The price of precious metals and cobalt fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of precious metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major precious metals and cobalt producing countries throughout the world. The precious metals and cobalt markets tend to be cyclical, and a general downturn could result in a significant decrease in the Company’s revenue. Any such price decline may have a material adverse effect on the Company.

The profitability of Wheaton’s interests under the PMPAs is directly related to the market price of precious metals and cobalt. The Company’s revenue is sensitive to changes in the price of precious metals and cobalt and the overall condition of the precious metal and cobalt mining industry and markets, as it derives all of its of revenue from precious metals and cobalt streams. If Wheaton is unable to sell precious metals or cobalt production as a result of a reduction in, or an absence of, demand for precious metals or cobalt, there could be a significant decrease in the Company’s revenue which may have a material adverse effect on the Company or result in the Company not generating positive cash flow or earnings.

In the event that the prevailing market price of precious metals and cobalt is at or below the price at which the Company can purchase such commodities pursuant to the terms of the PMPAs associated with its precious metals and cobalt interests, the Company will not generate positive cash flow or earnings, which could have a material adverse effect on the Company.

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than silver at the Loma de La Plata zone of the Navidad project, gold at the Toroparu project, Marmato mine, Fenix project, Blackwater project and Goose project, and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Risks Relating to the Mining Operations

To the extent that they relate to the production of precious metals or cobalt from, or the continued operation of, the Mining Operations, the Company will be subject to the risk factors applicable to the operators of such mines or projects, some of which are set forth below under “Risks Relating to the Mining Operations”.

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No Control Over Mining Operations: The Company has no direct involvement in the operation of the Mining Operations and as a result the activities of third-party operators at these Mining Operations could negatively affect the cash flows generated by the Company

The Company has agreed to purchase a certain percentage of the gold, silver, palladium and/or cobalt produced by the Mining Operations. The Company is not directly involved in the ownership or operation of mines and has no contractual rights relating to the operation of the Mining Operations. The owners and operators will generally have the power to determine the manner in which the relevant properties subject to the asset portfolio are exploited, including decisions to expand, advance, continue, reduce, suspend or discontinue production from a property and decisions about the marketing of products extracted from the property. The interests of the Company and the operators of the relevant properties may not always be aligned. As a result, the cash flows of the Company are dependent upon the activities of third parties, which creates the risk that at any time those third parties may: (i) have business interests or targets that are inconsistent with those of the Company, (ii) take action contrary to the Company’s policies or objectives, (iii) be unable or unwilling to fulfill their obligations under their agreements with the Company, or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend a third party’s ability to perform its obligations under the PMPAs. At any time, any of the operators of the Mining Operations may decide to suspend or discontinue operations, including if the costs to operate the mine, or observe the obligations of the PMPA, exceed the revenues from operations.

The ability for the operators of the Mining Operations to act in their sole discretion could therefore have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Except in limited circumstances, the Company will not be entitled to any material compensation if such operations do not meet their forecasted precious metals or cobalt production targets in any specified period or if the operations shut down, suspend or discontinue on a temporary or permanent basis. There can be no assurance that the precious metals or cobalt production from such properties will ultimately meet forecasts or targets. In addition, payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues. The PMPA payments are calculated by the operators based on reported production and calculations of the Company’s payments are subject to, and dependent upon, the adequacy and accuracy of the operators’ production and accounting functions. Failure to receive payments under the PMPAs to which the Company is entitled may have a material adverse effect on the Company. In addition, the Company must rely on the accuracy and timeliness of the public disclosure and other information it receives from the owners and operators of the Mining Operations, and uses such information, including production estimates, in its analyses, forecasts and assessments relating to its own business. If the information provided by such third parties to the Company contains material inaccuracies or omissions, the Company’s ability to accurately forecast or achieve its stated objectives may be materially impaired.

Taxes: New or changed tax legislation, or changes to the interpretation of existing tax legislation or jurisprudence, could impact the profitability of the Company

The majority of the Company’s income generating activities is conducted by its 100% owned subsidiary, Wheaton International, which operates in the Cayman Islands and is not subject to tax.

The introduction of new tax laws, regulations or rules, or changes to, or differing interpretation of, or application of, or court decisions in respect of, existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the Company’s subsidiaries or the Mining Operations are located, or to which deliveries of precious metals, precious metals credits or cobalt are made, could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

On December 20, 2021, the OECD issued model rules for the Pillar Two initiative which provided a framework for the imposition, by individual countries, of a 15% global minimum tax on the adjusted financial statement income of large multinational companies, such as the Company. On April 7, 2022, as part of the Canadian Federal Budget, the Canadian federal government confirmed its commitment to implementing in 2023 a 15% global minimum tax in line with Pillar Two, which would seek to apply a 15% minimum tax on the Company’s non-Canadian subsidiaries. If legislation is released in a jurisdiction in which the Company operates, then management can fully evaluate the impact to the Company. Nevertheless, while awaiting legislation, the Company continues to evaluate the OECD model rules, guidance and clarifications as published. If such rules are enacted in a jurisdiction in which the Company operates, it could materially increase the amount of taxes the Company owes thereby negatively affecting the Company’s results of operations and cash flows from operations.

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No assurance can be given that new tax laws, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted, applied or decided upon in a manner which could result in the Company’s profits being subject to additional taxation or which could otherwise have a material adverse effect on the Company or the price of the Common Shares.

Under the terms of the CRA Settlement, income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to income tax in Canada under transfer pricing rules. The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence.

It is not known or determinable by the Company when the any ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of any ongoing audits. See “Description of the Business – Operations – Significant Tax Matters” for further details in respect of the CRA Settlement.

Counterparty Credit and Liquidity: The inability of the Company’s counterparties to perform their obligations under agreements with the Company or the inability of the Company to meet operating expenditure requirements could adversely impact the Company’s cash flows

The Company is exposed to counterparty risks and liquidity risks including, but not limited to: (i) through the companies with which the Company has PMPAs which may experience financial, operational or other difficulties, including insolvency, which could limit or suspend those companies’ ability to perform their obligations under those PMPAs; (ii) through the companies with which the Company has advanced funds in exchange for convertible notes receivable; (iii) through financial institutions that hold the Company’s cash and cash equivalents; (iv) through companies that have payables to the Company, including concentrate customers; (v) through the Company’s insurance providers; (vi) through companies that owe a refund of the Refundable Deposit under the terms of the respective PMPA; and (vii) through the Company’s lenders. The Company is also exposed to liquidity risks in meeting its operating expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Company. If these risks materialize, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could be adversely affected.

In the event that a counterparty with which the Company has a PMPA were to experience financial, operational or other difficulties (such as Vale in connection with the Brumadinho Incident or a counterparty that is unable to favourably resolve the application of new or existing tax laws, regulations or rules or any tax audits or disputes), then that counterparty may (i) be unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise default in its obligations under that PMPA; (iii) cease operations at one or more mines that are the subject of that PMPA; or (iv) become insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows. In addition, there is no assurance that Wheaton will be successful in enforcing its rights under any security or guarantees provided to Wheaton.

In addition, parties to contracts do not always honour contractual terms and contracts themselves may be subject to interpretation or technical defects. To the extent counterparties with which the Company has PMPAs do not abide by their contractual obligations, the Company would be forced to take legal action to enforce its contractual rights. Such litigation may be time consuming and costly and there is no guarantee of success. Any pending proceedings or actions or any decisions determined adversely may have a material and adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident. See also “Description of the Business – Principal Product – San Dimas – Mexican Tax Dispute” for further details in respect of the legal claim by Mexican tax authorities in respect of the San Dimas mine.

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See also “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Mine Operator and Counterparty Concentration Risk”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations” and “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples”.

Mine Operator and Counterparty Concentration: If mine operators or counterparties are unwilling or unable to fulfill their obligations to the Company, the Company’s cash flows could be adversely impacted

Precious metals and cobalt purchases under certain of Wheaton’s PMPAs are subject to both mine operator concentration risk and counterparty concentration risk, including as follows:

●

The counterparty obligations under the Salobo, Sudbury and Voisey’s Bay PMPAs are guaranteed by the parent company Vale. Total revenues relative to Vale during the year ended December 31, 2022 were 34% of the Company’s total revenue;

●

The counterparty obligations under the Antamina PMPA is guaranteed by the parent company Glencore and its subsidiary. Total revenues relative to Glencore during the year ended December 31, 2022 were 14% of the Company’s total revenue (inclusive of revenues from the previously owned Yauliyacu PMPA); and

●

The counterparty obligations under the Peñasquito PMPA are guaranteed by the parent company Newmont. Total revenues relative to Newmont during the year ended December 31, 2022 were 16% of the Company’s total revenue.

Should any of these mine operators or counterparties become unable or unwilling to fulfill their obligations under their agreements with Wheaton, or should any of the risk factors identified by Wheaton materialize in respect of the mine operators, counterparties or the Mining Operations, there could be a material adverse effect on Wheaton, including, but not limited to, Wheaton’s revenue, net income and cash flows from operations. See also “Description of the Business – Operations – Counterparty Concentration”.

In particular, total revenues relative to PMPAs with Vale were 35% and 32% of the Company’s total revenue for the years ended December 31, 2022 and December 31, 2021, respectively; operating cash flows from the PMPAs with Vale represented approximately 39% and 34% of the Company’s operating cash flows for the years ended December 31, 2022 and December 31, 2021, respectively; and as at December 31, 2022, the PMPAs with Vale proven and probable precious metal and cobalt reserves represented approximately 50% of the Company’s total proven and probable gold-equivalent ounces (“GEO”) reserves, measured and indicated precious metals and cobalt resources represented approximately 23% of the Company’s GEO measured and indicated precious metals and cobalt resources and inferred precious metals and cobalt resources represented approximately 18% of the Company’s total inferred GEO resources (as described in the Attributable Reserves and Resources section of the Company’s MD&A). If Wheaton was unable to purchase any further precious metals or cobalt under the PMPAs with Vale, Wheaton’s reserves and resources would be significantly reduced and Wheaton’s forecasted gold equivalent production for 2023 and average five year forecasted gold equivalent production for 2023-2027 would be lowered by 38% and 37% respectively, leading to a corresponding reduction to its revenue, net earnings and cash flows.

See also “Risks Relating to the Company – Counterparty Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Mining Operations – International Operations”, “Risks Relating to the Mining Operations – Exploration, Development, Operating, Expansion and Improvements Risks” and “Risks Relating to the Mining Operations – Land Title and Indigenous Peoples”.

Indebtedness and Guarantees: If the Company and its subsidiaries are unable to meet debt repayment obligations or covenants, the Company’s business and operations could be adversely impacted

As of December 31, 2022, the Company had no debt outstanding under the Revolving Facility. Any future draws on the Revolving Facility will require the Company to use a portion of its cash flow to service principal and interest on the debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control (including, in particular, the continued receipt of precious metals and/or cobalt under the terms of the relevant PMPA agreements). If any of these factors beyond its control arose, the Company may not continue to generate cash flow in the future sufficient to service debt and make necessary capital

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expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as reducing or eliminating dividends, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the Revolving Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness if doing so would cause it to fail to meet certain financial covenants, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, due to factors beyond its control (for example, due to an event of force majeure or other disruption at operations, the Company does not receive sufficient precious metals or cobalt from its counterparties in accordance with the terms of the PMPAs), the Company may fail to comply with these covenants, including a failure to meet the financial tests or ratios, and any subsequent failure by the Company’s subsidiaries to comply with guarantee obligations, would likely result in an event of default under the Revolving Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and its ability to meet its payment obligations under debt, and the price of the Common Shares.

In addition, each subsidiary of the Company has guaranteed the obligations of the Company under the Revolving Facility. See “Description of the Business – Operations – Amended Revolving Credit Facility” for further details. While the Revolving Facility is unsecured, as guarantors, any or all of Wheaton’s subsidiaries can be called upon by lenders for the repayment of the obligations under the Revolving Facility if Wheaton were to default.

Hedging: The Company’s hedging policy may not reduce the risks associated with foreign exchange, interest rate or commodity fluctuations, which could adversely impact the Company’s cash flows

The Company has a policy that permits hedging its foreign exchange and interest rate exposures to reduce the risks associated with currency and interest rate fluctuations. The Company also has adopted a policy to allow the forward sale of forecast precious metals deliveries provided that such sales shall not extend beyond the end of a financial quarter of the Company.

Hedging involves certain inherent risks including: (a) credit risk — the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counterparty is able to offer the Company; (b) market liquidity risk — the risk that the Company has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; and (c) unrealized fair value adjustment risk — the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There is no assurance that a hedging program designed to reduce the risks associated with foreign exchange/currency, interest rate or commodity fluctuations will be successful. Although hedging may protect the Company from adverse changes in foreign exchange/currency, interest rate or commodity fluctuations, it may also prevent the Company from fully benefitting from positive changes.

Competition: The competition for PMPAs and similar transactions could adversely impact the Company’s ability to acquire desirable PMPAs

The Company competes with other companies for PMPAs and similar transactions. Some of these companies may possess greater financial and technical resources than the Company. Such competition may result in the Company being unable to enter into desirable PMPAs or similar transactions, to recruit or retain qualified employees or to acquire the capital necessary to fund its PMPAs. As a result, existing or future competition for PMPAs and similar transactions could materially adversely affect the Company’s prospects for entering into additional PMPAs in the future. In addition, competition from companies with substantial resources could impact the Company’s ability to acquire PMPAs and similar transactions at acceptable valuations, which could adversely impact the Company’s cash flows, results of operations and financial condition.

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Litigation Claims and Proceedings: Litigation against the Company may result in the diversion of management and resources and substantial costs to the Company, impacting the Company’s financial position

The Company is from time to time involved in various claims, legal proceedings and disputes arising in the ordinary course of business. If the Company is unable to resolve these disputes favorably, it may have a material adverse effect on the Company. The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – Litigation”.

Securities litigation, including current proceedings against the Company as well as potential future proceedings, could result in substantial costs and damages and divert the Company’s management’s attention and resources. Any decision resulting from any such litigation that is adverse to the Company could have a negative impact on the Company’s financial position.

Security Over Underlying Assets: The Company’s security interests in its PMPAs may not be enforceable which may have a material adverse effect on the Company

There is no guarantee that the Company will be able to effectively enforce any guarantees, indemnities or other security interests it may have. Should a bankruptcy or other similar event related to a mining operator occur that precludes a party from performing its obligations under the PMPA, the Company would have to consider enforcing its security interest. In the event that the mining operator has insufficient assets to pay its liabilities, it is possible that other liabilities will be satisfied prior to the liabilities owed to the Company. In addition, bankruptcy or other similar proceedings are often a complex and lengthy process, the outcome of which may be uncertain and could result in a material adverse effect on the Company.

In addition, because many of the Mining Operations are owned and operated by foreign affiliates, the Company’s security interests may be subject to enforcement and insolvency laws of foreign jurisdictions that differ significantly from those in North America, and the Company’s security interests may not be enforceable as anticipated. Further, there can be no assurance that any judgments obtained in Canadian courts will be enforceable in any of those jurisdictions outside of Canada. If the Company is unable to enforce its security interests, there may be a material adverse effect on the Company.

Acquisition Strategy: The Company’s acquisition strategy for PMPAs may not be successful, which may have a material adverse effect on the Company

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, development and mining opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

In the event that the Company chooses to raise debt capital to finance any acquisition, the Company’s leverage will be increased. In addition, if the Company chooses to complete an equity financing to finance any acquisition, shareholders may suffer dilution.

In addition, the introduction of new tax laws or regulations, or accounting rules or policies, or rating agency policies, or changes to, or differing interpretations of, or application of, existing tax laws or regulations or accounting rules or policies or rating agency policies, could make PMPAs less attractive to counterparties. Such changes could adversely affect the Company’s ability to enter into new PMPAs and could have a negative impact on the Company’s financial position.

As part of the Company’s portfolio optimization, the Company may consider opportunities to restructure or dispose of PMPAs where it believes such a restructuring or disposition may provide a long-term benefit to the Company, even if such restructuring or disposition may reduce near-term operating revenues, reduced mineral reserves and/or mineral resources or result in the Company incurring transaction related costs. In connection with a restructuring or disposition, the Company may receive different forms of consideration, including long-term equity investments in other companies. See “Description of the Business – Long Term Investments”.

The Company may enter into one or more acquisitions, restructurings, dispositions or other streaming transactions at any time.

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Impact of Epidemics: The COVID-19 pandemic and similar public health emergencies may significantly adversely impact Mining Operations and the Company

All of Wheaton’s PMPAs are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases through the Mining Operations, including the COVID-19 virus pandemic that commenced in early 2020. These infectious disease risks may not be adequately responded to locally, nationally, regionally or internationally due to lack of preparedness to detect and respond to outbreaks or respond to significant pandemic threats. In addition, a government may impose strict emergency measures in response to the threat or existence of an infectious disease, such as the emergency measures imposed by governments of many countries in response to the COVID-19 virus pandemic. As such, there are potentially significant economic and social impacts of infectious disease risks, including the inability of Mining Operations to operate as intended, shortage of skilled employees or labour unrest, delays or shortages in supply chains, inability of employees to access sufficient healthcare, significant social upheavals or unrest, government or regulatory actions or inactions (including but not limited to, changes in taxation or policies, or delays in permitting or approvals), decreased demand or the inability to sell precious metals or cobalt or declines in the price of precious metals and cobalt, capital markets volatility, availability of credit, loss of investor confidence or other unknown but potentially significant impacts. Given the global nature of Mining Operations, there are potentially significant economic losses from infectious disease outbreaks that can extend far beyond the initial location of an infection disease outbreak. As such, both global outbreaks, such as the COVID-19 virus pandemic, as well as regional and local outbreaks can have a significant impact on Wheaton’s PMPAs and the related Mining Operations. Wheaton may not be able to accurately predict which Mining Operations will be subject to infectious disease risks or the quantum of such risks. In addition, Wheaton’s own operations are exposed to infectious disease risks noted above and as such Wheaton’s operations may be adversely affected by such infectious disease risks. Accordingly, any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease could have a material adverse effect on Wheaton, its business, results from operations and financial conditions directly or due to a counterparty (i) being unable to deliver some or all of the precious metals or cobalt due under the applicable PMPA with that counterparty; (ii) otherwise defaulting in its obligations under that PMPA; (iii) ceasing operations at one or more mines that are the subject of that PMPA; or (iv) becoming insolvent. As a result, any of these or other adverse financial or operational consequences on a counterparty may also have a material adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

As at the date of this annual information form, all of the Company’s partners’ operations are currently running, though we are closely monitoring and still regularly assessing the impact of the COVID-19 virus pandemic on the Mining Operations and our own operations. However, this pandemic is evolving rapidly and its effects on the Mining Operations and our own operations are uncertain. It is possible that in the future operations at the Mining Operations may be temporarily shut down or suspended for indeterminate amounts of time, any of which may, individually or in the aggregate, have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows. In addition, the impact of the COVID-19 virus pandemic on economies and the prospects of economic growth globally may lead to decreased demands for commodities, including precious metals or cobalt, which may have a material and adverse impact on the Company’s business, financial condition, results of operations and cash flows.

There can be no assurance that our partners’ operations that are operational as of the date of this annual information form will continue to remain operational should there be a resurgence in the COVID-19 virus pandemic. In addition, even if operational, these operations may be subject to adverse impacts on production and other impacts due to the COVID-19 virus pandemic response measures, absenteeism and otherwise as a result of the pandemic and any of these impacts may be material with respect to those operations, as well as our business and financial results.

To the extent that the COVID-19 virus pandemic adversely affects the Company’s business and financial results, it may also have the effect of heightening many of the other risks, including, but not limited to, risks relating to the Company such as risks related to commodity prices and markets, commodity price fluctuations, equity price risk associated with the Company’s equity investments, credit and liquidity of counterparties to the PMPAs, mine operator concentration, our indebtedness and guarantees, our ability to raise additional capital, our ability to enforce security interests, information systems and cyber security and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations, availability of infrastructure and employees and challenging global financial conditions.

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Market Price of the Common Shares: The trading price of the Common Shares fluctuates and is often unrelated to the operating performance of the Company

The Common Shares are listed and posted for trading on the TSX, NYSE and on the LSE. An investment in the Company’s securities is highly speculative and the price of the Common Shares has fluctuated significantly in the past. During the year ended December 31, 2022, the trading price of the Common Shares has fluctuated as follows:

Exchange	Low	High
TSX	C$39.11	C$64.70
NYSE	$29.08	$51.71
LSE	£25.40	£39.95

The market price of the Company’s Common Shares may increase or decrease in response to a number of events and factors, including: any future offerings of the Common Shares pursuant to the ATM Program, any offering or otherwise, and other factors identified in this annual information form.

In addition, the global stock markets and prices for streaming and mining company shares have experienced volatility that often has been unrelated to the operating performance or prospects of such companies. These market and industry fluctuations may adversely affect the market price of the Common Shares, regardless of the Company’s operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for streaming and mining company shares, macroeconomic developments globally, the breadth of the public market for the Common Shares and the attractiveness of alternative investments and particular industries. The effect of these and other factors on the market price of the Common Shares on the exchanges on which they trade has historically made its common share price volatile and suggests that the Company’s Common Share price will continue to be volatile in the future.

It is not uncommon for securities class actions to be brought against publicly listed companies following periods of volatility or significant decline in the market price of their securities. The Company was previously the subject of litigation in securities class action complaints in the United States and in Canada. See “Description of the Business – Litigation”.

Multiple Listings: Multiple Listings of the Common Shares on the LSE, the TSX and the NYSE may lead to an inefficient market for the Common Shares

Multiple listings of the Common Shares will result in differences in liquidity, settlement and clearing systems, trading currencies, prices and transaction costs between the exchanges where the Common Shares will be quoted. These and other factors may hinder the transferability of the Common Shares between the three exchanges. The Common Shares are quoted on the TSX, the NYSE and the LSE. Consequently, the trading in and liquidity of the Common Shares will be split between these three exchanges. The price of the Common Shares may fluctuate and may at any time be different on the TSX, the NYSE and the LSE. This could adversely affect the trading of the Common Shares on these exchanges and increase their price volatility and/or adversely affect the price and liquidity of the Common Shares on these exchanges. The Common Shares are quoted and traded in Canadian Dollars on the TSX, and in US Dollars on the NYSE. The Common Shares are quoted and traded in pence sterling on the LSE. The market price of the Common Shares on those exchanges may also differ due to exchange rate fluctuations.

Trading: The Common Shares may be suspended from trading which will limit shareholders ability to dispose of Common Shares

Each of the TSX, NYSE and LSE has the right to suspend trading in certain circumstances. If the Common Shares are suspended from trading, the holders of Common Shares may not be able to dispose of their Common Shares on the LSE, the TSX or the NYSE (as the case may be).

TSX: The objective of the TSX’s policies regarding continued listing privileges is to facilitate the maintenance of an orderly and effective auction market for securities of a wide variety of listed issuers, in which there is a substantial public interest, and that comply with the requirements of the TSX. The policies are designed and administered in a manner consistent with that objective. The TSX has adopted certain quantitative and qualitative criteria under which it will normally consider the suspension from trading and delisting of securities. However, no set of criteria can effectively anticipate the unique circumstances which may arise in any given situation. Accordingly, each situation is considered individually on the basis of

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relevant facts and circumstances. As such, whether or not any of the delisting criteria has become applicable to a listed issuer or security, the TSX may, at any time, suspend from trading and delist securities if in the opinion of the TSX, such action is consistent with the objective noted above or further dealings in the securities on the TSX may be prejudicial to the public interest. In addition, the TSX may at any time suspend from trading the Common Shares if it is satisfied that the Company has failed to comply with any of the provisions of its listing agreement with the TSX or other agreements with the TSX, or with any TSX requirement or policy.

NYSE: The NYSE may suspend trading in, and commence proceedings to delist, the Common Shares from time to time if it determines that Wheaton or the Common Shares fail to satisfy the applicable quantitative or qualitative continued listing criteria under the NYSE listing standards. Such continued quantitative listing criteria include, but are not limited to, a minimum number of stockholders, a minimum average closing price over a consecutive 30 trading-day period, and a minimum average global market capitalization over a consecutive 30 trading-day period. Such continued qualitative listing criteria include, but are not limited to, the satisfaction of certain requirements of the NYSE Governance Rules such as the maintenance of an audit committee satisfying certain criteria including with respect to independence and the continued timely filing of periodic reports with the United States Securities and Exchange Commission. The NYSE may also suspend trading in, and commence proceedings to delist, the securities of an issuer if the issuer or its management engage in operations that are in the opinion of the NYSE contrary to the public interest. Typically, if an issuer or its NYSE-listed securities fall below the NYSE’s quantitative or qualitative listing criteria, the NYSE reviews the appropriateness of continued listing and may give consideration to any definitive action proposed by the issuer, pursuant to procedures and timelines set forth in the NYSE listing standards, that would bring the issuer or such securities above the applicable continued listing standards. However, in certain cases, the failure of the issuer or its listed securities to meet certain continued listing criteria may result in immediate suspension and delisting by the NYSE without such evaluation or follow-up procedures.

LSE: The FCA may suspend the Common Shares from trading on the LSE from time to time if it determines that the smooth operation of the market is or may be temporarily jeopardized or it is necessary to protect investors.

ATM Program: The Company may not raise the anticipated proceeds from the ATM Program and may not use any proceeds effectively

There is no certainty that gross proceeds of $300 million (or the equivalent in Canadian dollars determined using the daily exchange rate posted by the Bank of Canada on the date the ATM Common Shares are sold) will be raised pursuant to the ATM Program. The ATM Program agents have agreed to use their commercially reasonable efforts to sell, on the Company’s behalf, the ATM Common Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the ATM Program agents are not obligated to purchase any ATM Common Shares that are not sold. As a result of the ATM Program being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Management of the Company will have broad discretion in the application of the net proceeds from the ATM Program if any and could spend the proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business and cause the price of the Common Shares to decline. Pending their use, the Company may invest the net proceeds from the ATM Program in a manner that does not produce income or that loses value.

Long-Term Equity Investments: The Company’s long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments

The Company is exposed to equity price risk as a result of holding long- term equity investments in other companies, including, but not limited to, exploration and mining companies. Just as investing in the Company is inherent with risks such as those set out in this annual information form, by investing in these other companies, the Company is exposed to the risks associated with owning equity securities and those risks inherent in the investee companies, including the loss of the full value of these investments. The Company generally does not actively trade these investments. See “Description of the Business – Long Term Investments”.

Interest Rates: Fluctuations in interest rates applicable to the Company could have a material adverse effect on the Company’s results of operations and cash flows

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The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. Presently, the Company has no outstanding borrowings, and historically all borrowings have been at floating interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. During the year ended December 31, 2022, the weighted average effective interest rate paid by the Company on its outstanding borrowings was Nil (2021 – 1.17%).

During the years ended December 31, 2022 and December 31, 2021, a fluctuation in interest rates of 100 basis points (one percent) would have impacted the amount of interest expensed by approximately $Nil and $0.2 million, respectively. In addition, during the year ended December 31, 2022, central banks in Canada and the United States increased borrowing rates by over 400 basis points, and such rates may be held for an extended period of time and increase further. Depending upon the amount of the Company’s outstanding borrowings, fluctuations in the interest rates applicable to the Company could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Dividend Policy: The Company’s ability to pay dividends is dependent on the Company’s financial condition

The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend upon the Company’s future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will continue to declare a dividend on a quarterly, annual or other basis.

Key Personnel: The Company may experience difficulty in recruiting and retaining qualified personnel and we are dependent upon our personnel being able to perform their jobs in a safe and healthy work environment, free from discrimination

The Company and its subsidiaries have an aggregate of 41 employees and are therefore dependent upon the services of a small number of employees. The Company is also dependent on the services of a small number of key executives and other key employees who are highly skilled and experienced. If Wheaton loses key executives or other key employees or Wheaton fails to develop adequate succession plans, or if Wheaton fails to attract, hire, retain and develop qualified employees, including executives, it could impact its business, financial condition, results of operations and cash flows.

Wheaton is committed to creating and maintaining a work environment in which each employee, officer and director is treated with professional courtesy, dignity and respect in a fair and non-discriminatory manner. Wheaton is also committed to supporting and respecting human rights in its operations. However, Wheaton’s policies and procedures may not prevent or detect all potential harmful workplace situations. If Wheaton is unable to maintain a respectful and non-discriminatory workplace, it could impact the Company’s ability to attract and retain skilled employees, including executives.

Wheaton’s operations are dependent upon its workforce being able to safely perform their jobs. If Wheaton’s employees are unable to perform their jobs for any reason (including due to physical or psychological illness or injuries related to an unsafe or unhealthy workplace), it may adversely impact employee engagement, performance and productivity, result in legal or human rights claims, or damage Wheaton’s reputation. This could impact Wheaton’s business, financial condition, results of operations, cash flows, or the trading price of the Company’s securities.

Activist Shareholders: Campaigns by activist shareholders could adversely impact the Company’s business and operations

Publicly-traded companies are often subject to demands or publicity campaigns from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, environmental, social and governance issues, or for certain corporate actions or reorganizations. There can be no assurance that the Company will not be subject to any such campaign, including proxy contests, media campaigns or other activities. Responding to challenges from activist shareholders can be costly and time consuming and may have an adverse effect on the Company’s reputation. In addition, responding to such campaigns would likely divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company were to undertake changes or actions in response to activism, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of the Company. If shareholder activists are ultimately elected to the Board of Directors, this could adversely affect the Company’s business and future operations. This type of activism can also create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and the Company’s ability to attract and retain qualified personnel.

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Climate Change: The Company’s operations may be adversely affected by physical risks related to climate change, including acute weather events

Wheaton’s own operations are exposed to acute and chronic physical climate-related risks as a result of geographical location. Wheaton has sought to reduce its environmental footprint and located its operations in appropriate facilities, however acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns may disrupt operations. Acute weather events may result in extended loss of power, global supply route disruption and reduced worker productivity related to safety protocols at our operations and worker transportation to our operations. Wheaton has developed and implemented a business continuity plan in the event of an acute weather event, however this plan may not fully mitigate the risks associated with such acute weather event, and Wheaton’s operations may be impacted (including the ability of its employees to travel to the Mining Operations) or have to be relocated, which could have an adverse effect on the Company’s business and results of operations.

To the extent that climate change adversely affects Wheaton’s business and financial position, it may also have the effect of heightening many of the other risk factors for the Company, including, but not limited to, risks related to commodity prices and markets, counterparty credit and liquidity risk, mine operator and counterparty concentration, Wheaton’s indebtedness and guarantees, competition, litigation claims and proceedings, Wheaton’s ability to enforce security interests, acquisition strategy, market price of Common Shares, equity price risk associated with the Company’s equity investments, interest rate risk, dividends, industry analysts, reputational damage and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations and availability of infrastructure and employees.

In addition, the Mining Operations are subject to climate risk factors, as more fully described below.

Climate Change: The Company’s operations are subject to risks related to transitioning to a low-carbon economy

Both climate change and the anticipated transition to a low-carbon economy are expected to impact Wheaton.

Governments are moving to introduce and implement new and more stringent climate change legislation with respect to disclosure. While some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation, Wheaton expects that continued efforts to address climate change, including complying with enhanced regulatory requirements, may result in increased costs for Wheaton.

Investors are increasingly seeking enhanced disclosure on the risks, challenges, governance implications and financial impacts of climate change faced by companies. If Wheaton is unable to respond to such disclosure requirements, or meet the expectations of investors and other stakeholders, it could have a material adverse effect on Wheaton’s ability to access, and the costs of accessing, debt and equity markets for capital required for its operations.

Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. Changes in consumer demand for metals and minerals that are required in a low-carbon economy or increases or decreases in commodity prices and markets may also impact the Company’s ability acquire accretive PMPAs or to sell precious metals or cobalt that it acquires. There may be increased competition for PMPAs on Mining Operations that are considered to be low carbon emitting or less subject to climate-related physical risks, which may impact the Company’s ability to enter into desirable PMPAs or similar transactions or to acquire the capital necessary to fund its PMPAs. These impacts could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. There could be a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities where there is significant negative market perception of the mining sector.

In connection with Wheaton’s ESG strategy, Wheaton has adopted the Climate Change and Environmental Commitments. These Climate Change and Environmental Commitments may not be achievable or may not be achieved partially or at all, by Wheaton. Should the Commitments not be achieved, it could have an adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, the Revolving Facility interest rate paid on drawn amounts and standby fees will be adjusted based upon the Company’s performance in three sustainability-related areas, including in respect of the Company’s attributable emissions from Mining Operations covered by science-based emissions targets. As such, a failure to meet our Climate Change and Environmental Commitments can result in increased costs for Wheaton and impact our results of operations.

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Further, as there is currently no defined methodology for calculating financed emissions for metals streaming and royalty companies, Wheaton has developed its own methodology, using an attribution factor based on Wheaton’s attributable production relative to the overall production of the Mining Operations in a given year. This methodology relies upon the calculations and estimates of emissions by the Mining Operations, which is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the emissions information, as well as proxy values and estimates where data is not available. As a result, no assurance can be given that the calculated financed emissions are fully accurate.

If Wheaton does not respond quickly enough to meet accepted climate change reduction targets, Wheaton may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada, the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation could result in significant costs, which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

Reputation Damage: Reputational loss could have a material adverse effect on the Company’s business and operations

Reputational damage can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. While the Company does not ultimately have direct control over how it is perceived by others, reputational loss could have a material adverse effect on the Company’s financial performance, financial condition, cash flows, growth prospects and the trading price of the Company’s securities.

Industry Analysts: The Company’s trading price and volume may be negatively impacted by the views expressed by industry analysts

Both the market price and trading price of the Common Shares may depend on the opinions of the securities analysts who monitor the operations of the Company and publish research reports on the Company’s future performance. The Company does not have control over such analysts, who may downgrade their recommended prices for the Common Shares at any time, issue opinion which are not in line with the Board of Director’s view or not even cover the Company in their publications and reports. Such actions by analysts could have an adverse impact on the trading price and volume of the Common Shares.

Defects and Impairments: A defect or impairment in a PMPA may defeat or impair the claim of the Company which may have a material adverse effect on the Company

A defect in a streaming transaction and/or a PMPA may arise to defeat or impair the claim of the Company to such streaming transaction, which may have a material adverse effect on the Company. It is possible that material changes could occur that may adversely affect management’s estimate of the recoverable amount for any PMPA. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s carrying value of the PMPAs could have a material adverse effect on the Company.

Information Systems and Cyber Security: Compromises or breaches of the Company’s data or information systems could result in material losses to the Company

Wheaton’s information systems, and those of its counterparties under the PMPAs, third-party service providers and vendors, are vulnerable to an increasing threat of continually evolving information systems and cyber security risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties under its PMPAs, third-party service providers or vendors.

Wheaton’s operations depend, in part, on how well Wheaton and its suppliers, as well as counterparties under the PMPAs, protect networks, equipment, information technology (“IT”) systems and software against damage from a number of threats. Wheaton has entered into agreements with third parties for hardware, software, telecommunications and other services in connection with its operations. The Company’s operations and Mining Operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems, applications and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increases in capital and remediation expenditures. The failure of information systems or a component of information

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systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any known material losses relating to cyber-attacks or other data/information security breaches, there can be no assurance that Wheaton will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

Any future significant compromise or breach of the Company’s data / information security, whether external or internal, or misuse of data or information, could result in additional significant costs, lost revenues, fines and lawsuits, unauthorized transactions, inappropriate disclosures, and damage to the Company’s reputation. In addition, as the regulatory environment related to data / information security, data collection and use, and privacy becomes increasingly rigorous, with new and constantly changing requirements applicable to Wheaton’s business and counterparties to the PMPAs, compliance with those requirements could also result in additional costs. As cyber threats continue to evolve, the Company or its counterparties may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Adequacy of Internal Control over Financial Reporting: The Company may fail to maintain adequate internal control over financing reporting

The Company documented and tested its internal control procedures during its most recent fiscal year in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Future acquired companies, if any, may not have disclosure controls and procedures or internal control over financing reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s internal controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. The Company cannot be certain that it will be successful in complying with Section 404 of SOX and a failure to comply with such requirements could damage the Company’s reputation in the market and adversely affect its business and financial condition.

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Risks Relating to the Mining Operations

Commodity Price Fluctuations: Declining commodity prices can adversely impact production from Mining Operations

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Mining Operations to be impracticable. Depending on the price of other metals produced from the mines which generate cash flow to the owners, cash flow from the Mining Operations may not be sufficient and such owners could be forced to discontinue production and may lose their interest in, or may be forced to sell, some of their properties. Future production from the Mining Operations is dependent on metal prices that are adequate to make these properties economic.

In addition to adversely affecting the reserve estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Mineral Reserve and Mineral Resource Estimates: Mineral reserve and mineral resource estimates are uncertain and may be adversely impacted by market fluctuations, productions costs operating factors or reduced recovery rates

The reported mineral reserves and mineral resources for the Mining Operations are only estimates. No assurance can be given that the estimated mineral reserves and mineral resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and mineral resource estimates are based on limited sampling and geological interpretation, and, consequently, are uncertain. Mineral reserve and mineral resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs, short-term operating factors or reduced recovery rates, may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated mineral reserves and/or mineral resources. For example, the Mining Operations may base their estimates of mineral reserves and/or mineral resources on commodity prices that may be higher than spot commodity prices. The economic viability of a mineral deposit may also be impacted by other attributes of a particular deposit, including, but not limited to, size, grade and proximity to infrastructure, governmental regulations and policy relating to price, taxes, duties, land tenure, land use permitting, the import and export of minerals and environmental protection, by political and economic stability and by a social license to operate in a particular jurisdiction. Any of these factors may require operators of Mining Operations to reduce their mineral reserves and mineral resources, which may result in a material and adverse effect on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s securities.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to proven and probable mineral reserves as a result of continued exploration. It should not be assumed that any part or all of the mineral resources on properties underlying the Company’s streaming transactions constitute or will be converted into mineral reserves. See “Technical Information – Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates.”

Production Forecasts: Production estimates and projections can be imprecise and subject to change and actual production may vary from those estimates

The Company prepares estimates and forecasts of future attributable production from the Mining Operations and relies on public disclosure and other information it receives from the owners, operators and independent experts of the Mining Operations to prepare such estimates. Such information is necessarily imprecise because it depends upon the judgment of the individuals who operate the Mining Operations as well as those who review and assess the geological and engineering information. These production estimates and projections are based on existing mine plans and other assumptions with respect to the Mining Operations which change from time to time, and over which the Company has no control, including the availability, accessibility, sufficiency and quality of ore, the costs of production, the operators’ ability to sustain and increase production levels, the sufficiency of infrastructure, the performance of personnel and equipment, the ability to maintain and obtain mining interests and permits and compliance with existing and future laws and regulations. Any such information is forward-looking and no assurance can be given that such production estimates and projections will be achieved. Actual attributable production may vary from the Company’s estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; actual ore mined being less amenable

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than expected to mining or treatment; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; delays in the commencement of production and ramp up at new mines; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with the Mining Operations, including but not limited to cave-ins, rock falls, rock bursts, pit wall failures, seismic activity, weather related complications, fires or flooding or as a result of other operational problems such as production drilling challenges, power failures or a failure of a key production component such as a hoist, an autoclave, a filter press or a grinding mill; and unexpected labour shortages, strikes, local community opposition or blockades. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company’s failure to achieve the production forecasts currently anticipated. If the Company’s production forecasts prove to be incorrect, it may have a material adverse effect on the Company.

Governmental Regulations: Compliance with governmental regulations can adversely impact the ability of Mining Operations to commence operations or to continue to operate as planned or at all

The Mining Operations are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mining Operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of or continue to operate a mine. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mining Operations could result in substantial costs and liabilities for the owners or operators of the Mining Operations in the future such that they would not proceed with the development of, or continue to operate, a mine or mines which may impact on the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company’s business and financial position.

With respect to the Argentinean federal glacier protection law and other environmental matters relating to the Pascua-Lama project, see “Description of the Business — Principal Product – Pascua-Lama Project”. See also “Description of the Business – Principal Product – Peñasquito Mine”.

International Operations: International political, economic and other risks can adversely impact the ability of Mining Operations to commence operations or to continue to operate as planned or at all

The Mining Operations are all exposed to various levels of political, economic and other risks and uncertainties due to their location as follows:

Canada:	Minto mine, 777 mine, Sudbury mine, Kutcho project, Voisey’s Bay project, Blackwater project, Marathon project, Goose project
United States:	Copper World/Rosemont projects, Stillwater mines
Mexico:	San Dimas mine, Los Filos mine, Peñasquito mine, Cozamin mine
Ecuador: Peru:	Curipamba project Constancia mine, Antamina mine, Cotabambas project
Brazil:	Salobo mine
Argentina:	Pascua-Lama project, Loma de La Plata project
Chile:	Pascua-Lama project, Santo Domingo project, Fenix project
Guyana:	Toroparu project
Colombia:	Marmato mine
Portugal:	Neves-Corvo mine, Aljustrel mine
Greece:	Stratoni mine
Sweden:	Zinkgruvan mine

These risks and uncertainties include, but are not limited to, terrorism, outbreak of disease or epidemics, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest (including war or unrest in jurisdictions other than where the Mining Operations are located, such as the Russian invasion of Ukraine), expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and

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mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. Mexico, Ecuador, Peru, Argentina, Chile, Colombia and Greece are countries that have experienced political, social and economic unrest and protestors have from time-to-time targeted foreign mining firms, such as the recent political unrest in Peru.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mining Operations in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in additional taxes, costs, fines, penalties or other expenses being levied on the Mining Operations, as well as other potential adverse consequences such as economic impacts on the Mining Operations, loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

For example, in February 2016, Primero (the then owner of the San Dimas mine) announced that its Mexican subsidiary, PEM, received a legal claim from the Mexican tax authorities, SAT, seeking to nullify the APA. As disclosed by First Majestic in its MD&A for the period ended December 31, 2022, if the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on First Majestic’s results of operations, financial condition and cash flows. First Majestic states that they continue to believe PEM’s filings were appropriate and continue to believe its tax filing position based upon the APA is correct. However, they note that should PEM ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2019 would be approximately $257.3 million, before interest or penalties. In the event that First Majestic (i) is unable to defend the validity of the APA, (ii) is unable to pay taxes in Mexico based on realized silver prices, and/or (iii) the SAT proceedings or actions otherwise have an adverse impact on the business, financial condition or results of operations of First Majestic, then, in Wheaton’s opinion (i) First Majestic may be unable to deliver some or all of the silver ounces due under the San Dimas PMPA; (ii) First Majestic may otherwise default in its obligations under the San Dimas PMPA; or (iii) First Majestic may cease operations at San Dimas if it is uneconomic to continue to operate the mine. As a result, any of these or other adverse financial or operational consequences on First Majestic may also have an adverse effect on Wheaton’s business, financial condition, results of operations and cash flows.

See also “Risks Relating to the Company – Security Over Underlying Assets” and “Risks Relating to the Company – Counterparty Credit and Liquidity Risk”.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mining Operations or on the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs.

Impact of Epidemics: The COVID-19 pandemic and similar public health emergencies may significantly adversely impact Mining Operations and the Company

See “Risk Factors – Risks Relating to the Company – Impact of Epidemics” for risks relating to emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases (including the novel COVID-19 virus pandemic) at the Mining Operations.

Exploration, Development, Operating, Expansions and Improvements Risks: The Mining Operations are subject to significant hazards and risks that can adversely impact the Mining Operations ability to commence operations or to continue to operate as planned or at all

Mining operations generally involve a high degree of risk. The Mining Operations are subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling, blasting and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations, waste rock dumps and tailings impoundments are subject to hazards such as equipment failure, or breaches in or the failure of retaining dams around tailings disposal areas and may be subject to ground movements or deteriorating ground

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conditions, or extraordinary weather events that may result in structure instability, or impoundment overflow, requiring that deposition activities be suspended. The tailings storage facility infrastructure, including pipelines, pumps, liners, etc. may fail or rupture. Should any of these risks or hazards affect a Mining Operation, it may (i) result in an environmental release or environmental pollution and liability; (ii) cause the cost of development or production to increase to a point where it would no longer be economic to produce, (iii) result in a write down or write-off of the carrying value of one or more projects, (iv) cause extended interruption to the business, including delays or stoppage of mining or processing, (v) result in the destruction of properties, processing facilities or third party facilities necessary to the Mining Operations, (vi) cause personal injury or death and related legal liability, (vii) result in regulatory fines and penalties, revocation or suspension of permits or licenses; (viii) result in the loss of insurance coverage; or (ix) result in the loss of a social license to operate. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of operation of the Mining Operations and have a material adverse effect on the Company and the trading price of the Company’s securities as well as the Company’s reputation.

While the Brumadinho Incident did not occur at any mine that is the subject of the Company’s PMPAs, the long-term consequences of the Brumadinho Incident may have an impact on the Company’s business, financial condition and results of operations. See “Description of the Business – Principal Product – Salobo Mine – Operational Update Relative to Vale” for disclosure regarding the Brumadinho Incident. See also “Risks Relating to the Company – Counterparty Credit and Liquidity Risk”, “Risks Relating to the Company – Security Over Underlying Assets”, “Risks Relating to the Company – Indebtedness and Guarantees Risk”, “Risks Relating to the Company – Mine Operator and Counterparty Concentration Risk” and “Risks Relating to the Mining Operations – International Operations”.

The Mining Operations are limited to the area of interest as set out in each PMPA and as a result, to the extent that there is exploration, development, expansions or improvements which extend outside of the particular area of interest of a PMPA, the Company would not participate in the benefit of such exploration, development, expansions or improvements.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the owners or operators of the Mining Operations will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The exact effect of these factors cannot be accurately predicted. There can be no assurances that Mining Operations will be established or that the Mining Operations, which are not currently in production, will be brought into a state of commercial production.

While these risks exist for all Mining Operations, these risks are heightened with Early Deposit interests in which the Company invests prior to the production of a final feasibility study. In such a case, there can be no assurances that the Company will be able to secure repayment of any upfront deposit paid to the counterparty under the terms of the precious metals purchase agreement where Mining Operations are not established or not brought into a state of commercial production.

Where precious metal is acquired from the mine operator in concentrate form, generally the risk of loss of such precious metal remains with the mine operator until it is acquired by third-party smelters or traders. However, delivery of such concentrates by a mine operator to such third-party smelters or traders is subject to a high level of environmental and financial risks, including delays in delivery of shipments, roadblocks, political unrest, outbreak of disease or epidemics, terrorism, theft, weather conditions and environmental liabilities in the event of an accident or a spill. The occurrence of any of above-mentioned risks or hazards could result in an interruption or suspension of delivery of concentrate to third-party smelters or traders and have a material adverse effect on the Company and the trading price of the Company’s securities.

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Environmental Regulation: Changes to environmental regulations may adversely affect the ability of Mining Operations to operate as planned or at all

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations and heightened focus on emissions reductions, biodiversity loss, and water use, may increase the likelihood that stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the Mining Operations, and consequently, the results of Wheaton’s operations. Failure by the operators of the Mining Operations to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in Mining Operations or in the exploration or development of mineral properties may also be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Mining Operations, Wheaton’s reputation and could adversely affect Wheaton’s results of operations. As well, environmental hazards may exist on a property in which the owners or operators of the Mining Operations hold an interest which were caused by previous or existing owners or operators of the properties and of which such owners or operators are not aware at present and which could impair the commercial success, levels of production and continued feasibility and project development and mining operations on these properties. While Wheaton will consider certain environmental factors in its decision to proceed with a streaming transaction, Wheaton may not be able to accurately predict which Mining Operations will be subject to such risks or the quantum of such risks.

See “Climate Change: The Mining Operations are subject to risks related to transitioning to operating in a low-carbon economy” for additional risks associated with policy and regulation.

Climate Change: The Mining Operations are subject to risks related to transitioning to operating in a low-carbon economy

Both climate change and the anticipated transition to a low-carbon economy are expected to impact the Mining Operations. All phases of mining and exploration operations are energy-intensive and currently have a large carbon footprint. The anticipated transition to a low-carbon economy will require significant investment and may require extensive policy, legal, technology and market changes to meet the mitigation and adaptation needs of the transition.

Wheaton supports initiatives consistent with international initiatives on climate change. Wheaton also acknowledges the increase in the introduction of climate change legislation and treaties at the international, national, state/provincial and local levels. For instance, the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change (“UNFCC”) held in Paris in 2015 adopted the Paris Agreement around emission reductions beyond 2020. Inconsistent application or delay in adoption of consistent, country-level policies related to the Paris Agreement or the UN Climate Change Conference of the Parties (COP26) in 2021 are likely to increase the risk of sudden regulatory change and adoption of low-carbon technologies, which may have an adverse impact on the Mining Operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Wheaton expects that increased international initiatives and government regulation will result in increased costs at some Mining Operations if the current regulatory trend continues. Proposed policy, regulatory and tax changes related to climate and water protections in a transition to low-carbon economy may result in increased costs for the Mining Operations.

It is possible that the costs and delays associated with compliance with such initiatives and regulations could become such that the owners or operators of the Mining Operations would not proceed with the development of, or continue to operate, a mine which may impact on the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. In addition, the costs, delays and potential inability of Mining Operations to adopt and deploy low carbon technologies could impact on the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

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The development and adoption of technological innovations will be required to support a transition to a low-carbon economy. Adoption of new technologies will result in increased costs and practices for Mining Operations, through the retirement of existing mining methods and assets, the need for mine designs, locating and developing lower-carbon power sources, increasing efficiencies and large capital expenditures. In addition, owners and operators of Mining Operations may elect to use carbon offsets to support meeting targets for their emissions, thereby increasing their costs.

It is clear that there will be complex and varying market impacts related to climate change and the transition to a low-carbon economy. Shifts in demand and supply of commodities, products and services as a result of evolving consumer and investor sentiments will create challenging market conditions. In addition, market perceptions of the mining sector and the role of particular metals or minerals in a transition to a low-carbon economy remain uncertain. Changes in consumer demand for metals and minerals that are required in a low-carbon economy may encourage Mining Operations to invest in operations that supply a particular demand, which may impact the development or operation of a mine and the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs. In addition, increases or decreases in commodity prices and markets may also impact the development or operation of a mine and the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs. These impacts could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

Further, the potential impacts and mitigation efforts of companies, including the owners of the Mining Operations, are of increasing interest to investors who are seeking enhanced disclosure on the risks, challenges, implications and financial impacts of climate change. If the Mining Operations are unable to respond to such disclosure requirements, or meet the expectations of investors and other stakeholders, it could have a material adverse effect on their ability to access, and the costs of accessing, debt and equity markets for capital required for the Mining Operations. Existing Mining Operations which are not considered to be low carbon emitting or subject to increase climate-related physical risks may not be able to obtain capital to fund those Mining Operations, which could impact the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities. Depending upon the Mining Operations, this could also have a material adverse effect on the Company’s ability to access debt and equity markets and obtaining new PMPAs. See “Long-Term Equity Investments: The Company’s long-term equity investments are exposed to equity price risk as well as the risks in each investee Company, and the Company may lose the value of such investments” for additional risks associated with long-term equity investments in exploration and mining companies.

A failure by Mining Operations to meet their climate change commitments could result in damage to their reputation and their ability to maintain positive community relations. This could result in owners or operators of the Mining Operations not proceeding with the development of, or continuing to operate, a mine which may impact on the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

If the mining sector does not respond quickly enough to meet accepted climate change reduction targets, the mining sector may be subject to increased risks of climate litigation. Climate-related impact litigation has been advanced in Canada, the United States and Europe, and may be broadened if there are failures to meet long-term reduction targets. Adverse publicity or climate-related litigation in respect of the Mining Operations could result in significant costs at some Mining Operations, which could impact the development or operation of a mine and the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs and which could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

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Climate Change: The Mining Operations are subject to physical risks related to climate change

All of Wheaton’s PMPAs are exposed to climate-related risks through the Mining Operations. Climate change could result in challenging physical conditions including acute weather events such as higher intensity storms, flooding and fire as well as chronic weather and physical conditions such as rising temperatures and changes in precipitation patterns. Acute weather events may also result in extended loss of power generation and delivery to Mining Operations, global supply route disruption and reduced worker productivity related to safety protocols at site and worker transportation to site. These conditions, and the costs of efforts by the Mining Operations to manage such conditions, may adversely affect the Mining Operations and there can be no assurances that the Mining Operations will be able to predict, respond to, measure, monitor or manage the risks posed such conditions.

Climate change risks may be exacerbated at operations where Wheaton is also subject to Mine Operator and Counterparty Concentration risks. Further, such conditions could result in the owners or operators of the Mining Operations not proceeding with the development of or continue to operate a mine, which may impact the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs. This could have a material adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities, in particular where a Mining Operation is one of the Company’s material properties such as the Salobo mine, the Penasquito mine, or the Antamina mine.

In addition, while Wheaton may assess the vulnerability of a particular Mining Operation with respect to physical risks and will consider certain climate factors in its decision to proceed with a streaming transaction, Wheaton may not be able to accurately predict which Mining Operations will be subject to climate-related risks or the quantum of such risks.

To the extent that climate change adversely affects Wheaton’s business and financial position, it may also have the effect of heightening many of the other risk factors for the Company, including, but not limited to, risks related to commodity prices and markets, counterparty credit and liquidity risk, mine operator and counterparty concentration, Wheaton’s indebtedness and guarantees, competition, litigation claims and proceedings, Wheaton’s ability to enforce security interests, acquisition strategy, market price of Common Shares, equity price risk associated with the Company’s equity investments, interest rate risk, dividends, industry analysts, reputational damage and risks relating to the Mining Operations such as risks related to mineral reserve and mineral resource estimates, production forecasts, impacts of governmental regulations, international operations and availability of infrastructure and employees.

In connection with Wheaton’s ESG strategy, Wheaton has adopted the Climate Change and Environmental Commitments. These Climate Change and Environmental Commitments may not be achievable or may not be achieved partially or at all, by Wheaton or at the Mining Operations. Should the Commitments not be achieved, it could have an adverse effect on the Company’s business and financial position, the Company’s reputation and the trading price of the Company’s securities.

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Licenses, Permits, Approvals and Rulings: Changes in the granting or renewal of licenses, permits, approvals and rulings could have a material adverse effect on the Mining Operations

The Mining Operations are subject to receiving and maintaining licenses, permits, approvals and rulings from appropriate governmental authorities. Changes in laws and regulations or in the granting or renewal of licenses, permits, approvals and rulings could have a material adverse effect on the revenue the Company derives from the Mining Operations. There can be no assurance that such licenses, permits, approvals or rulings will continue to be obtained, that delays will not occur in connection with obtaining all necessary renewals of such licenses, permits, approvals or rulings for the existing operations, or that additional licenses, permits, approvals or rulings for any possible future changes to operations or additional permits associated with new legislation will be obtained. Prior to any development on any of these properties, licenses and permits from appropriate governmental authorities may be required. Such licenses and permits are subject to change and legal challenge in various circumstances and are required to be kept in good standing through a variety of means, including cash payments and satisfaction of conditions of issue. Such licenses and permits are subject to expiration, relinquishment and/or termination without notice to, control of or recourse by the Company. There can be no assurance that the owners or operators of the Mining Operations will continue to hold all licenses and permits necessary to develop or continue operating at any particular property or successfully respond to any legal challenge to any such licenses or permits. Any failure to comply with applicable laws and regulations, permits and licenses, or to maintain permits and licenses in good standing, even if inadvertent, could result in interruption or closure of exploration, development or mining operations or fines, penalties or other liabilities accruing to the owner or operator of the Mining Operations. Any such occurrence could substantially decrease production or cause the termination of operations on the property and have a material adverse effect on the Company and the trading price of the Company’s securities.

See “Permitting, Construction, Development and Expansion Risk” for additional permitting risks associated with development projects.

Permitting, Construction, Development and Expansion Risk: Deliveries of precious metals or cobalt could be impacted by delays or an inability to obtain permits, construct, develop or expand the Mining Operations

Many of the Mining Operations, including the Salobo mine, Voisey’s Bay mine, Pascua-Lama project, Loma de La Plata project, Copper World/Rosemont projects, Constancia mine, Toroparu project, the Kutcho project, Cotabambas project, Marmato mine, Santo Domingo project, Fenix project, Blackwater project, Curipamba project, Marathon project and Goose project, are currently in various stages of permitting, construction, development and expansion. Construction, development and expansion of such projects is subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to completing construction of such projects in a timely manner; delays or inability to obtain all required permits; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the operators of such projects will have the financial, technical and operational resources to complete the permitting, construction, development and expansion of such projects in accordance with current expectations or at all. For example, on July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted for not approving the EIA for the Fenix project. In the event that such permitting, construction, development and expansion of such projects cannot be completed, this could impact on the amount of precious metals or cobalt that the Company may receive under the terms of its relevant PMPAs which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

See “Description of the Business – Principal Product – Salobo Mine”, “Description of the Business – Principal Product – Antamina Mine” and “Description of the Business – Principal Product – Peñasquito Mine”.

Land Title and Indigenous Peoples: Claims or opposition by indigenous peoples may impact the Mining Operations ability to deliver precious metals or cobalt

A defect in the chain of title to any of the properties underlying the Mining Operations or necessary for the anticipated development or operation of a particular project to which an interest relates may arise to defeat or impair the claim of the operator to a property. In addition, claims by third parties or aboriginal groups in Canada and elsewhere may impact on the operator’s ability to conduct activities on a Mining Operation to the detriment of the Company’s interests. No assurances can be given that there are no title defects affecting the properties and mineral claims owned or used by the Mining Operations. Such properties and claims may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. To the extent an owner or operator does not have title to the property, it may be required to cease operations or transfer operational control to another party. In addition, the operators of such operations may be unable to operate them as permitted or to enforce their rights with respect

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to their properties and claims which may ultimately impair the ability of these operators to fulfill their obligations under the PMPAs.

Various international and national, state and provincial laws, codes, regulations, resolutions, conventions, guidelines, treaties, and other materials relate to the rights of indigenous peoples. Some of the Mining Operations are located in areas presently or previously inhabited or used by indigenous peoples. Many of these laws impose obligations on government to respect the rights of indigenous people. Some mandate that government consult with indigenous people regarding government actions which may affect indigenous people, including actions to approve or grant mining rights or permits. The obligations of government and private parties under the various international and national laws pertaining to indigenous people continue to evolve and be defined and their impact may be uncertain. One or more groups of indigenous people may oppose continued operation, further development, or new development of the Mining Operations. Such opposition may be directed through legal or administrative proceedings or protests, roadblocks or other forms of public expression against the activities at the Mining Operations. Opposition by indigenous people to such activities may require modification of or preclude operation or development of projects or may require the entering into of agreements with indigenous people. Claims and protests of indigenous peoples may disrupt or delay activities of the operators of the Mining Operations and therefore may impact on the amount of precious metals and cobalt that the Company may receive under the terms of its relevant PMPAs which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

San Dimas Ejidos – First Majestic has noted that three of the properties included in the San Dimas mine are subject to legal proceedings commenced by Ejidos seeking title to the property. First Majestic has indicated that the proceedings were initiated against defendants who were previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. Some of the proceedings also name the Tayolita Property Public Registry as co-defendant. First Majestic has indicated that in 2015, two of the legal proceedings were decided in favour of the Ejidos, resulting in First Majestic gaining standing rights as an affected third party. First Majestic has disclosed that it obtained injunctions to suspend any legal effect of the decision while it proceeds with a legal process to nullify the Ejidos’ claim by submitting evidence of First Majestic’s legal title. First Majestic has indicated that in February 2017 and April 2017 that two of the two legal processes to nullify the Ejidos’ claim were decided in favour of First Majestic were confirmed on appeal but remain subject to a final appeal. First Majestic has indicated that the third legal proceeding commenced by the Ejidos has not been decided and First Majestic remains without standing to participate therein because it was not named as a party. In the event a final decision is rendered in favour of the Ejido in that proceeding, First Majestic has indicated that it will seek to annul such decision by defending its position as the legitimate owner. First Majestic has indicated that an additional administrative procedure was initiated before the Federal government by the Ejido San Dimas requesting the purchase of land which is the subject of the Guamuchil Suit for designation as “National Land”. First Majestic has submitted evidence of ownership which it believes invalidates the Ejido San Dimas request. Conclusion of this procedure remains outstanding. First Majestic has indicated that the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties. However, where such matters impact the viability of the mine, the Company would not be entitled to receive any precious metals under the San Dimas PMPA as First Majestic would no longer have the right to mine that land.

Salobo Xikrin – See “Description of the Business – Principal Product – Salobo Mine” for details in respect of litigation between Vale and certain Salobo Xikrin indigenous groups. If as a result of these proceedings it is determined that the activities at the Salobo mine should be suspended then, the ability of the Company to receive gold under the terms of the Salobo PMPA would be materially impacted which in turn could have a material impact on the Company’s financial conditions, results of operations and cash flows.

For additional information regarding these matters, see “Description of the Business – Principal Product – San Dimas Mine”, and “Description of the Business – Principal Product – Salobo Mine”.

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ESG Matters: The Mining Operations may be subject to risks relating to environment, social and governance (ESG) matters which could have a material adverse effect on the Company

Mining Operations are subject to ESG risks which could have a significant impact on project development, operational performance, reputation and social license to operate. The Company has adopted ESG policies and principles which guide the Company’s investment decisions and the ongoing review of the Mining Operations and our PMPAs, however there is no assurance that such policies and procedures will be sufficient to identify or address ESG risks. ESG issues at the Mining Operations could have a material and adverse effect on the Company’s financial conditions, results of operations, cash flows and the trading price of the Company’s securities.

Compliance with Laws: Failure by the Mining Operations to conduct activities in accordance with applicable laws could impact the Mining Operations ability to operate and deliver precious metals or cobalt

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse effect on the owners or operators of the Mining Operations, resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties. If the owners or operators of the Mining Operations do not conduct their activities in accordance with the relevant local laws, the licenses and/or permits held by them in respect of the Mining Operations could be revoked or suspended and this in turn could impact production at the Mining Operations and as a result could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Supplies, Infrastructure and Employees: Limited availability of supplies, equipment and qualified employees could impact the Mining Operations ability to operate and deliver precious metals or cobalt

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment and numerous consumables and services, including electricity and carbon-based fuels, in the particular areas where such activities are conducted. A limited supply, access restrictions or escalating prices of such equipment or supplies may affect the availability of such equipment or supplies to the owners and operators of the Mining Operations and may delay exploration, development or extraction activities. Certain equipment or supplies may not be immediately available, or may require long lead time orders or planning. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or production at the Mining Operations.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, including climate change, sabotage, global and regional supply and demand, the ability to extend supply contracts, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Mining Operations. There is no assurance that the Mining Operations will be able to secure adequate infrastructure going forward or on reasonable terms.

The ability of the owners and operators of properties to hire and retain geologists and persons with mining expertise is key to those operations. Changes in legislation or otherwise in the relationships of the owners and operators of such properties with their employees may result in strikes, lockouts or other work stoppages. If these factors cause the owners and operators of such properties to decide to cease production at one or more of the properties, such decision could impact on the amount of precious metals or cobalt that the Company may receive under the terms of the relevant PMPAs which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

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Need for Additional Mineral Reserves: The Company’s financial condition and results could be impacted if Mining Operations are not able to expand the life of a mine

Because mines have limited lives based primarily on proven and probable mineral reserves, the Mining Operations must continually replace and expand their mineral reserves as their mines produce metals. The life of mine estimates for the Mining Operations may not be correct. The ability of the owners or operators of the Mining Operations to maintain or increase their annual production of precious metals or cobalt will be dependent in significant part on their ability to bring new mines into production and to expand mineral reserves at existing mines. In the event that the future annual production of precious metals or cobalt is reduced due to a depletion of mineral reserves at the Mining Operations and an inability to extend the life of a mine, the Company’s future earning potential from any such Mining Operation could also be reduced and as a result could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Additional Capital: If Mining Operations are not able to obtain sufficient additional capital or financing, it may impact the Mining Operations ability to deliver precious metals or cobalt

The mining, processing, development and exploration of the Mining Operations may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of the Mining Operations and related properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms and a failure of the mining operator in obtaining such financing could impact production at the Mining Operations and consequently may impact on the amount of precious metals or cobalt that the Company may receive under the terms of its PMPAs which could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Challenging Global Financial Conditions: Increased levels of volatility or a rapid destabilization of global economic conditions could have a material adverse effect on the Mining Operations and the Company

Global financial conditions have been characterized by increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities, as well as a result of the COVID-19 virus pandemic. Global financial conditions could suddenly and rapidly destabilize in response to existing and future events, as government authorities may have limited resources to respond to existing or future crises. Global capital markets have continued to display increased volatility in response to global events, and the resulting significant inflation experienced globally, as well as the effects of certain countermeasures taken by central banks. Future crises may be precipitated by any number of causes, including natural disasters, epidemics (such as the COVID-19 virus pandemic), geopolitical instability and war (such as the Russian invasion of Ukraine), financial institution bankruptcy, changes to energy prices or sovereign defaults. Any sudden or rapid destabilization of global economic conditions could negatively impact the Company’s ability, or the ability of the operators of the properties in which the Company holds streams or other interests, to obtain equity or debt financing or make other suitable arrangements to finance their projects. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, including, but not limited to, as a result of volatility in commodity prices and the prices for gold and other metals, changes in the equity and debt markets or country specific factors adversely impacting discount rates, significant cost inflation impacts on production at the Mining Operations, logistical challenges, workforce interruptions and financial market disruptions, the COVID-19 virus pandemic or the Russian invasion of Ukraine or other geopolitical events, or financial institution bankruptcies, it may result in a material adverse effect on the Company and the trading price of the Company’s securities could be adversely affected.

WHEATON 2022 ANNUAL INFORMATION FORM [61]

TECHNICAL INFORMATION

CIM Standards Definitions

The estimated Mineral Reserves and Mineral Resources for the Mining Operations have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) — Definitions adopted by CIM Council on May 10, 2014 (the “CIM Standards”) or in accordance with the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards, and were restated in accordance with the requirements of the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) to comply with the CIM Standards. The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge including sampling.

The term “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

The term “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are established with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit.

The term “Modifying Factors” are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

The term “Mineral Reserve” is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported.

The term “Probable Mineral Reserve” is the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

The term “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

WHEATON 2022 ANNUAL INFORMATION FORM [62]

Cautionary Note to United States Investors Regarding Presentation of Mineral Reserve and Mineral Resource Estimates

The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, NI 43-101 and the CIM Standards. These definitions differ from the definitions adopted by the SEC under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC.

Information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.

Summary of Mineral Reserves and Mineral Resources

The following tables set forth the estimated Mineral Reserves and Mineral Resources (gold, silver, palladium, platinum and/or cobalt) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to gold, silver, palladium, platinum and/or cobalt produced from such mines, as of December 31, 2022, unless otherwise noted. The tables are based on information available to the Company as of the date of this annual information form, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website:

WHEATON 2022 ANNUAL INFORMATION FORM [63]

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,31)

		December 31, 2022 (6)										December 31, 2021
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t /%	Moz / Mlbs	Mt	g/t /%	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t /%	Moz / Mlbs
Gold
Salobo (10)	75%	188.8	0.40	2.43	645.5	0.34	7.06	834.3	0.35	9.48	76%	850.1	0.35	9.60
Stillwater (13)	100%	10.0	0.36	0.12	50.3	0.37	0.60	60.2	0.37	0.72	69%	68.3	0.34	0.74
Constancia	50%	222.7	0.06	0.44	23.4	0.04	0.03	246.1	0.06	0.47	61%	260.5	0.07	0.55
Sudbury (11)	70%	8.4	0.50	0.13	22.1	0.26	0.19	30.4	0.33	0.32	75%	22.8	0.45	0.33
San Dimas (14)	25%	0.7	3.51	0.07	0.4	3.03	0.04	1.1	3.32	0.12	95%	1.0	3.87	0.12
Marmato (11,15)	10.5%	0.2	4.31	0.03	3.0	3.07	0.30	3.3	3.16	0.33	90%	2.1	3.19	0.21
Blackwater (11,27)	8%	19.3	0.74	0.46	0.5	0.80	0.01	19.8	0.74	0.47	91%	19.8	0.74	0.47

Santo Domingo (11,25)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,28)	100%	111.6	0.07	0.25	12.5	0.06	0.02	124.2	0.07	0.28	71%	117.7	0.07	0.26
Curipamba (11,29)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	3.2	2.52	0.26
Goose (11,30)	4.15%	0.3	5.54	0.06	0.4	6.29	0.09	0.8	5.97	0.14	93%	0.8	5.97	0.14
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	17.4	0.38	0.21
Fenix (11,26)	6%	3.1	0.52	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	6.9	0.49	0.11
Total Gold				4.44			8.99			13.43				13.52
Silver
Peñasquito (10)	25%	26.1	38.0	31.9	53.0	32.0	54.6	79.1	34.0	86.5	86%	90.5	33.8	98.5
Constancia	100%	445.3	3.0	43.1	46.8	2.8	4.3	492.1	3.0	47.4	70%	521.0	3.1	51.7
Antamina (10,11,18)	33.75%
Copper		38.6	7.0	8.7	24.9	8.0	6.4	63.6	7.4	15.1	75%	72.5	7.6	17.7
Copper-Zinc		13.8	13.0	5.8	17.9	15.0	8.6	31.7	14.1	14.4	75%	40.9	14.0	18.4
Zinkgruvan	100%
Zinc		3.7	73.2	8.6	5.6	66.0	12.0	9.3	68.9	20.6	83%	10.3	85.6	28.3
Copper		1.6	33.4	1.7	0.1	38.9	0.1	1.7	33.6	1.8	70%	2.2	32.3	2.3
Neves-Corvo	100%
Copper		3.1	32.7	3.3	18.1	33.3	19.4	21.2	33.2	22.6	24%	25.1	31.4	25.3
Zinc		3.4	69.4	7.5	18.9	61.8	37.6	22.3	62.9	45.1	30%	24.8	63.1	50.2
Aljustrel (19)	100%	10.2	45.2	14.8	25.3	44.2	35.9	35.5	44.5	50.7	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.7	227.8	5.8	0.4	265.1	3.6	1.1	272.8	9.5	94%	1.0	315.3	9.7
Cozamin (11,20)	50%
Copper		-	-	-	5.4	45.6	8.0	5.4	45.6	8.0	86%	5.4	45.6	8.0
Zinc		-	-	-	0.7	44.5	1.0	0.7	44.5	1.0	86%	0.7	44.5	1.0
Los Filos	100%	21.7	5.0	3.5	96.5	7.1	22.1	118.2	6.7	25.6	10%	104.2	8.5	28.5
Marmato (11,15)	100%	2.1	16.4	1.1	28.1	5.3	4.8	30.2	6.1	5.9	34%	19.7	6.9	4.4
Copper World Complex (21)

Rosemont	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7
Blackwater (11,27)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	166.5	5.8	31.0
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	17.4	27.9	15.6
Curipamba (11,29)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	4.9	45.7	7.1
Total Silver				240.6			243.9			484.6				530.4
Palladium
Stillwater (11,13)	4.5%	0.3	10.5	0.10	1.5	10.6	0.50	1.8	10.6	0.60	90%	2.0	9.7	0.63
Total Palladium				0.10			0.50			0.60				0.63
Platinum
Marathon (11,28)	22%	25.3	0.2	0.16	2.8	0.1	0.01	28.1	0.2	0.18	76%	25.9	0.2	0.17
Total Platinum				0.16			0.01			0.18				0.17
Cobalt
Voisey’s Bay (11,22)	42.4%	5.5	0.12	14.1	7.5	0.12	19.1	13.0	0.12	33.2	84%	11.4	0.12	31.4
Total Cobalt				14.1			19.1			33.2				31.4

WHEATON 2022 ANNUAL INFORMATION FORM [64]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,31)

December 31, 2022 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t /%	Moz /Mlbs	Mt	g/t /%	Moz /Mlbs	Mt	g/t /%	Moz /Mlbs	Mt	g/t /%	Moz /Mlbs
Gold
Salobo (10)	75%	28.2	0.15	0.14	369.1	0.24	2.85	397.3	0.23	2.98	162.1	0.30	1.56
Stillwater (13)	100%	19.3	0.27	0.17	19.1	0.22	0.13	38.3	0.25	0.30	114.0	0.34	1.25
Constancia	50%	63.8	0.05	0.10	70.5	0.04	0.09	134.3	0.04	0.19	32.1	0.05	0.06
Sudbury (11)	70%	2.3	1.16	0.08	3.5	0.48	0.05	5.8	0.74	0.14	2.0	0.47	0.03
San Dimas (14)	25%	-	-	-	0.1	1.97	0.01	0.1	1.97	0.01	1.1	3.57	0.12
Marmato (11,15)	10.5%	0.1	5.04	0.01	1.7	2.28	0.13	1.8	2.40	0.14	1.9	2.43	0.14
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Blackwater (11,27)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	4.2	1.45	0.20	7.3	1.46	0.34	11.5	1.45	0.54	1.2	1.71	0.12
Santo Domingo (11,25)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,28)	100%	29.4	0.07	0.07	39.6	0.06	0.08	69.0	0.06	0.14	19.1	0.04	0.03
Curipamba (11,29)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,30)	4.15%	0.04	4.94	0.01	0.1	5.18	0.02	0.2	5.13	0.03	0.2	6.64	0.04
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,26)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,23)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (24)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.2	0.86	0.004	4.5	0.56	0.08	4.6	0.57	0.08	0.7	0.47	0.01
Total Gold				0.87			4.63			5.51			4.65
Silver
Peñasquito (10)	25%	11.9	23.9	9.1	65.9	24.0	50.8	77.7	24.0	59.9	21.2	27.2	18.6
Constancia	100%	127.5	2.2	8.8	141.0	2.2	10.0	268.5	2.2	18.8	64.1	2.6	5.3
Antamina (10,11,18)	33.75%
Copper		29.7	8.0	7.6	108.2	9.0	31.3	137.9	8.8	38.9	207.4	9.2	61.2
Copper-Zinc		12.8	21.0	8.7	54.0	18.0	31.2	66.8	18.6	39.9	94.9	16.0	48.8
Zinkgruvan	100%
Zinc		2.9	56.1	5.2	6.7	66.3	14.3	9.6	63.3	19.5	17.6	91.0	51.6
Copper		1.9	32.0	1.9	0.4	34.9	0.5	2.3	32.5	2.4	0.3	27.0	0.2
Neves-Corvo	100%
Copper		5.3	48.3	8.2	30.5	48.9	47.9	35.7	48.8	56.1	14.2	29.1	13.3
Zinc		6.4	62.6	12.9	37.4	57.5	69.1	43.8	58.3	82.0	3.9	64.1	8.0
San Dimas (14)	25%	-	-	-	0.1	183.3	0.6	0.1	183.3	0.6	1.1	306.4	10.5
Aljustrel (19)	100%	7.4	56.6	13.4	10.3	45.5	15.1	17.7	50.2	28.5	12.2	40.8	16.0
Cozamin (11,20)	50%
Copper		0.2	53.4	0.3	4.8	35.1	5.4	4.9	35.7	5.7	2.4	39.9	3.1
Zinc		-	-	-	1.8	32.4	1.9	1.8	32.4	1.9	2.2	38.0	2.6
Marmato (11,15)	100%	0.7	25.3	0.6	16.3	6.0	3.1	17.0	6.8	3.7	17.7	3.2	1.8
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (21)	100%
Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7
Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1
Blackwater (11,27)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,29)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	21.2	1.8	1.2	36.3	1.2	1.4	57.5	1.4	2.7	10.6	0.8	0.3
Cotabambas (12,23)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.2	18.2	0.1	4.5	14.2	2.0	4.6	14.3	2.1	0.7	13.2	0.3
Total Silver				117.3			555.8			673.0			326.3
Palladium
Stillwater (11,13)	4.5%	0.19	8.1	0.05	0.2	6.1	0.04	0.4	7.1	0.09	1.1	9.5	0.35
Total Palladium				0.05			0.04			0.09			0.35
Platinum
Marathon (11,28)	22.0%	6.9	0.2	0.04	9.4	0.1	0.04	16.3	0.2	0.08	4.3	0.1	0.01
Total Platinum				0.04			0.04			0.08			0.01
Cobalt
Voisey’s Bay (11,22)	42.4%	1.6	0.05	1.5	-	-	-	1.6	0.05	1.5	2.4	0.15	7.8
Total Cobalt				1.5			-			1.5			7.8

WHEATON 2022 ANNUAL INFORMATION FORM [65]

Notes on Mineral Reserves & Mineral Resources:

(1)

All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

(2)

Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

(3)	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:

a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and

b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),

both employees of the Company (the “Company’s QPs”).

(4)

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project and Goose project report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

(5)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(6)

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2022 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.

Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2022, Moinho & St João mines as of June 2022 and the Estação project as of July 2018. Mineral Reserves for the Feitais, Moinho and St João mines are reported as of December 2021 and the Estação project as of April 2022.

b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.

c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.

d.	Mineral Resources and Mineral reserves for the Cozamin mine are reported as of December 31, 2021.

e.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.

f.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.

g.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.

h.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.

i.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.

j.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

k.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of June 30, 2022.

l.	Mineral Resources and Mineral Reserves for the Marmato mine are reported as of June 30, 2022.

m.	Mineral Resources Metates royalty are reported as of January 28, 2023.

n.	Mineral Resources for the Minto mine are reported as of March 31, 2021.

o.	Mineral Resources and Mineral Reserves for the Copper World Complex Rosemont project are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.

p.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.

q.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2022.

r.	Mineral Resources for the Toroparu project are reported as of February 10, 2023.

(7)

Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

(8)	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for the Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine – $6,000 per hour of mill operation cut-off assuming $3.30 per pound copper, $1.10 per pound zinc, $9.30 per pound molybdenum and $20.70 per ounce silver.

c.	Blackwater project – NSR cut-off of Cdn $13.00 per tonne assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

e.	Copper World Complex Rosemont project – NSR cut-off of $6.00 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.

f.

Cozamin mine – NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51.12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

g.	Curipamba project – NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.

h.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.

i.	Goose project:

i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.

ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.

iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.

iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.

WHEATON 2022 ANNUAL INFORMATION FORM [66]

j.

Kutcho project – NSR cut-offs of Cdn $38.40 per tonne for oxide ore and Cdn $55.00 per tonne for sulfide for the open pit and Cdn $129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

k.

Los Filos mine – Variable breakeven cut-offs for the open pits depending on process destination and metallurgical recoveries and NSR cut-offs of $65.80 to $96.60 per tonne for the underground mines, all assuming $1,450 per ounce gold and $18.00 per ounce silver.

l.	Marathon project – NSR cut-off of Cdn $16.00 per tonne assuming $1,500 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver.

m.	Marmato mine – 2.05 grams per tonne gold cut-off for the Upper Mine and 1.62 grams per tonne gold cut-off for the Lower Mine, all assuming $1,500 per ounce gold.

n.

Neves-Corvo mine – NSR cut-offs ranging from EUR 44 to 60 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

o.	Peñasquito mine – $1,400 per ounce gold, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

p.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

q.	San Dimas mine – $1,750 per ounce gold and $21.50 per ounce silver.

r.	Santo Domingo project—variable throughput rates and cut-offs assuming $3.00 per pound copper, $1,290 per ounce gold and $100 per tonne iron.

s.	Stillwater mines – combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.

t.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.

u.

Voisey’s Bay mines –NSR cut-offs of Cdn $32 per tonne for Ovoid & Southeast Extension, Cdn $230 per tonne for Reid Brook, Cdn $250 per tonne for Eastern Deeps and Cdn $28 per tonne for Discovery Hill all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

v.

Zinkgruvan mine – NSR cut-offs ranging from SEK 750 to 950 per tonne depending on area and mining method for both the copper and zinc Mineral Reserves assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

(9)	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Aljustrel mine – 3.0% zinc cut-off for Feitais, Moinho and St João mines and the Estação project.

b.	Antamina mine – $3.30 per pound copper, $1.20 per pound zinc, $13.10 per pound molybdenum and $24.50 per ounce silver.

c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.

d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.

e.

Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,650 per ounce gold, $22.00 per ounce silver, $3.60 per pound copper and $12.00 per pound molybdenum.

f.

Copper World Complex – NSR cut-off of $5.70 per ton assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for the Rosemont project and 0.1% copper cut-off assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for the Copper World project.

g.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.

h.	Cozamin mine – NSR cut-off of $50 per tonne assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.

i.

Curipamba project – NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

j.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.

k.	Goose project – 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.

l.

Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

m.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

n.

Los Filos mine – 0.2 grams per tonne gold cut-off for the open pits, 1.71 grams per tonne gold cut-off for Los Filos South underground, 2.05 grams per tonne gold cut-off for Los Filos North underground and 2.71 grams per tonne gold cut-off for Bermejal underground, all assuming $1,550 per ounce gold and $18.00 per ounce silver.

o.

Marathon project – NSR cut-off of Cdn $15,00 per tonne for the Marathon project assuming $1,800 per ounce palladium, $1,000 per ounce platinum, $3.50 per pound copper, $1,600 per ounce gold and $20.00 per ounce silver. NSR cut-off of Cdn $13.00 per tonne for the Sally and Geordie projects assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.

p.	Marmato mine – 1.8 grams per tonne gold cut-off for the Upper Mine and 1.3 grams per tonne gold cut-off for the Lower Mine, all assuming $1,700 per ounce gold.

q.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.

r.	Minto mine – NSR cut-off of Cdn $35.00 per tonne for open pit and Cdn $70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.

s.

Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $3.35 per pound copper, $0.90 per pound lead and $1.15 per pound zinc.

t.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.

u.	Peñasquito mine – $1,600 per ounce gold, $23.00 per ounce silver, $1.20 per pound lead and $1.45 per pound zinc.

v.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.

w.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,900 per ounce gold and $23.00 per ounce silver.

x.	Santo Domingo project – 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.

y.

Stillwater mines – combined platinum and palladium cut-off of 3.77 grams per tonne for Stillwater, 6.86 grams per tonne for East Boulder sub-level extraction and 1.71 grams per tonne for East Boulder Ramp & Fill.

z.	Stratoni mine – NSR cut-off of $200 per tonne assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.

WHEATON 2022 ANNUAL INFORMATION FORM [67]

aa.

Sudbury mines - $1,200 to $1,373 per ounce gold, $6.07 to $8.16 per pound nickel, $2.38 to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

bb.	Toroparu project – 0.5 grams per tonne gold cut-off for open pit and 1.5 grams per tonne for underground assuming $1,650 per ounce gold.

cc.	Voisey’s Bay mines – NSR cut-off of Cdn $28 per tonne for Discovery Hill and Cdn $230 per tonne for Reid Brook, all assuming $3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.

dd.

Zinkgruvan mine – NSR cut-offs ranging from SEK 515 to 710 per tonne depending on area and mining method for the zinc Mineral Resources and NSR cut-offs ranging from SEK 580 to 600 per tonne for the copper Mineral Resources assuming $3.35 per pound copper and $0.90 per pound lead and $1.15 per pound zinc.

(10)	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:

a.	Antamina – Teck Resources Annual Information Form filed on SEDAR on February 21, 2023.

b.	Peñasquito – Newmont’s December 31, 2022 Resources and Reserves press release dated February 23, 2023 and

c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at
https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.

(11)

The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

(12)

The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

(13)

The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines. Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002. Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document. As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:

a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238

b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

(14)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

(15)

The Marmato PMPA provides that Aris Gold Corp will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter. Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

(16)

The Company’s PMPA with Aris Mining, is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

(17)	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.

(18)

The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter. Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

(19)	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.

(20)

The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis.

(21)	The Rosemont mine Mineral Resources and Mineral Reserves do not include the Oxide material from Rosemont or the Leach material from Copper World.

(22)

The Voisey’s Bay cobalt PMPA provides that Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine. Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

(23)

The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

(24)

The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced from the Brewery Creek mine, above which the NSR will increase to 2.75%. Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M. Attributable resources have been calculated on the 2.0% / 2.75% basis.

(25)

The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis.

(26)

The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

(27)

The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

WHEATON 2022 ANNUAL INFORMATION FORM [68]

(28)

The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

(29)

The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

(30)

The Goose PMPA provides that Sabina will deliver gold equal to 4.15% of the gold production until 130 thousand ounces are delivered, then 2.15% until 200 thousand ounces are delivered and 1.5% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 4.15% / 2.15% / 1.5% basis.

(31)

Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project, silver at the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

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FURTHER DISCLOSURE REGARDING MINERAL PROJECTS ON MATERIAL PROPERTIES

Wheaton considers its stream interests in the Penasquito mine, the Salobo mine and the Antamina mine to be material mining projects for Wheaton for the purposes of NI 43-101. Wheaton will continue to assess the materiality of its stream interests as new streaming interests are acquired or existing streaming interests change their production status. See “Interests of Experts” below for further details on scientific and technical information related to these material mining projects contained in this annual information form.

PEÑASQUITO MINE, MEXICO

The Peñasquito mine, wholly-owned by Newmont, is an open pit mining operation located in north-central Mexico with a plant to process sulfide ore.

The following description of the Peñasquito mine has been prepared by Wheaton, and is based, in part, on information disclosed in Newmont’s Form 10-K filed with the SEC on February 23, 2023. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito mine in this annual information form.

Property Description, Location and Access

The Peñasquito mine is wholly-owned by Newmont’s subsidiary, Minera Peñasquito S.A. de C.V. (“Minera Peñsquito). Peñasquito is an open pit operation located in the northeast corner of Zacatecas State, Mexico, approximately 125 miles (200 kilometers) northeast of the city of Zacatecas and is accessible by paved roads with a private airport close to the site. Peñasquito consists of the Peñasco and Chile Colorado open pit mines. Open pit mining commenced in 2010, and commercial production was reached during 2011. The open pits feed a sulfide concentrator (mill). Goldcorp acquired its ownership in the mine in 2006 when it acquired Glamis Gold Ltd. and Newmont acquired the Peñasquito mine in 2019 in the Newmont Goldcorp transaction.

Newmont currently holds 77 mining concessions (approximately 82,632 ha). The mining operations are within the Las Peñas, Alfa, La Peña and El Peñasquito concessions. As per Mexican requirements for grant of tenure, the concessions comprising the Project were surveyed by a licensed surveyor. Duty payments for the concessions have been made as required.

Surface rights in the vicinity of the Chile Colorado and Peñasco open pits are held by four ejidos: Ejido Cedros, Ejido Mazapil, Ejido El Vergel and Ejido Cerro Gordo. Newmont has entered into agreements with a number of ejidos in relation to surface rights, either for mining or exploration activities. Under current agreements with the ejidos, payments are made to the ejidos on an annual basis, in addition to certain upfront payments that have already been made. All temporary occupancy (such as land use) agreements are filed with the Public Agrarian Registry and the Public Mining Registry. In August 2020, Minera Peñasquito and Cedros General Assembly ratified the definitive agreement that was reached on April 22, 2020 and resolved all outstanding disputes between Minera Peñasquito and the San Juan de Cedros community (Cedros). In addition, easements have been granted in association with the La Pardita-Cedros Highway and the El Salero-Peñasquito powerline. All necessary permits have been granted.

Agreements and Royalties

In 2007, the Company acquired 25 percent of the silver produced by the Peñasquito mine over the life of mine for an upfront cash payment of $485 million and a per ounce cash payment of the lesser of $3.90 and the prevailing market price (subject to an inflationary adjustment commencing in 2011), for silver delivered under the contract.

A 2% net smelter return royalty is owed to Royal Gold Inc. from both the Chile Colorado and Peñasco locations of the Peñasquito mine. The Mexican Government, since January 1, 2014, levies a 7.5% mining royalty that is imposed on earnings before interest, taxes, depreciation, and amortization. There is also a 0.5% environmental erosion fee payable on precious metal production, based on gross revenues.

Environment, Permitting and Socio-Economic

Baseline and supporting environmental studies were completed to assess both pre-existing and ongoing site environmental conditions, as well as to support decision-making processes during operations start-up. Characterization studies were completed that included the following: hydrogeology and groundwater quality; aquifer assessments; surface

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water quality and sediment; metals toxicity and acid mine drainage studies; air and climate; noise and vibration; vegetation; wildlife; conservation area management plan; biomass and carbon fixation studies; land use and resources; and socio-economics.

Environmental monitoring is ongoing at the Peñasquito mine and will continue over the life of the operations. Key monitoring areas include air, water, noise, wildlife, forest resources and waste management.

A closure and reclamation plan was prepared for the mine site, and updated in accordance with applicable laws.

All major permits and approvals are in place to support operations. Where permits have specific terms, renewal applications are made of the relevant regulatory authority as required, prior to the end of the permit term. Newmont monitors the regulatory regime in place at each of its operations and ensures that all permits are updated in line with any regulatory changes.

Public consultation and community assistance and development programs are ongoing.

Newmont, Ejido Cedros and Ejido Mazapil have established trust funds for locally-managed infrastructure, education and health projects. Newmont provides annual funding for these trusts. The communities around the Peñasquito mine also benefit from a number of programs and services provided, or supported, by the Peñasquito mine.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

There are two access routes to the Peñasquito mine site. The first is via a turnoff from Highway 54 onto the State La Pardita road, then onto the Mazapil to Cedros State road. The second access is via the Salaverna by-pass road from Highway 54 approximately 25 kilometres south of Concepción Del Oro. Within the operations area, access is primarily by gravel roads, and foot trails and tracks. The closest rail link is 100 kilometres to the west. There is a private airport on site and commercial airports in the cities of Saltillo, Zacatecas and Monterrey. Travel from Monterrey/Saltillo is approximately 260 kilometres, about three hours to site. Travel from Zacatecas is approximately 275 kilometres, about 3.5 hours to site.

There is sufficient suitable land available within the Newmont mineral tenure for tailings disposal, mine waste disposal, and mining-related infrastructure, such as the open pit, process plant, workshops and offices. A skilled labour force is available in the region where the Peñasquito mine is located and in the surrounding mining areas of Mexico. Accommodation comprises a 3,421-bed camp with full dining, laundry and recreational facilities. Fuel and supplies are sourced from nearby regional centres such as Monterrey, Monclova, Saltillo and Zacatecas and imports from the United States via Laredo.

The climate is generally dry with precipitation being limited for the most part to a rainy season in the months of June and July. Annual precipitation for the area is approximately 700 millimetres, most of which falls in the rainy season. The Peñasquito mine area can be affected by tropical storms and hurricanes which can result in short-term high precipitation events. Temperatures range between 20 degrees Celsius and 30 degrees Celsius in the summer and zero degrees Celsius to 15 degrees Celsius in the winter. Mining operations are conducted year-round.

The Peñasquito mine is situated in a wide valley bounded to the north by the Sierra El Mascaron and the south by the Sierra Las Bocas. Except for one small outcrop, the area is covered by up to 30 metres of alluvium. The terrain is generally flat, rolling hills; vegetation is mostly scrub, with cactus and coarse grasses. The prevailing elevation of the property is approximately 1,900 metres above sea level.

History

The earliest recorded work in the Peñasquito mine consists of excavation of a shallow shaft and completion of two drill holes in the 1950s. Kennecott Canada Explorations Inc. through its Mexican subsidiary, Minera Kennecott S.A. de C.V. (“Kennecott”) acquired initial title to the Peñasquito mine and commenced exploration in 1994. Regional geochemical and geophysical surveys were undertaken in the period 1994 to 1997. This work led to the early discovery of two large, mineralized diatreme breccia bodies, the Outcrop (Peñasco) and Azul Breccias.

In 1998, Western Copper Holdings Ltd. (“Western Copper”) acquired a 100% interest in the Peñasquito mine from Kennecott. Exploration efforts were focused on the Chile Colorado zone and the Azul Breccia pipe targets. Western Copper optioned the property to Minera Hochschild S.A. (“Hochschild”) in 2000. Hochschild completed core drilling into the Chile

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Colorado anomaly, but subsequently returned the property to Western Copper. From 2002 to 2009, Western Copper completed additional core and reverse circulation drill holes and undertook a scoping-level study, a pre-feasibility study, and a feasibility study in 2003, 2004, and 2005 respectively. The feasibility study was updated in 2006. Under the assumptions in the studies, the Peñasquito mine returned positive economics. In 2003, Western Copper underwent a name change to Western Silver Corporation (“Western Silver”). Glamis acquired Western Silver in May 2006, and Goldcorp subsequently acquired the combined company in November 2006.

During 2005, a drill rig was used to perform geotechnical field investigations to support the design of the heap leach facility, waste rock piles, tailings impoundment and process plant. Standard penetration tests were performed. Construction in the Peñasquito mine commenced in 2007. In October 2009, the first lead and zinc concentrates were produced and concentrate shipment to smelters commenced with first sales recorded in November 2009.

Newmont acquired Goldcorp in 2019 and became the Peñasquito mine operator. Newmont has continued mining operations, and has conducted additional metallurgical test work, internal mining studies, and core and RC drill programs in support of mine area and regional exploration activities.

Geological Setting, Mineralization and Deposit Types

Deposits currently mined within the Peñasquito mine operations are considered to be examples of breccia pipe deposits developed as a result of intrusion-related hydrothermal activity.

Regional Geology

The regional geology of the operations area is dominated by Mesozoic sedimentary rocks, which are intruded by Tertiary stocks of intermediate composition (granodiorite and quartz monzonite), and overlain by Tertiary terrestrial sediments and Quaternary alluvium. The Mesozoic sedimentary rocks comprise a 2.5 kilometre thick series of marine sediments deposited during the Jurassic and Cretaceous Periods with a 2,000 metre thick sequence of carbonaceous and calcareous turbiditic siltstones and interbedded sandstones underlain by a 1,500 metre to 2,000 metre thick limestone sequence.

Large granodiorite stocks are interpreted to underlie large portions of the mineralized areas within the Concepción Del Oro District, including the Peñasquito mine. Slightly younger quartz–feldspar porphyries, quartz monzonite porphyries, and other feldspar-phyric intrusions occurring as dikes, sills, and stocks cut the sedimentary units. The intrusions are interpreted to have been emplaced from the late Eocene to mid-Oligocene.

Project Geology

The two diatreme pipes, Peñasco and Brecha Azul, are the principal hosts for gold–silver–zinc–lead mineralization at the Peñasquito mine. The pipes flare upward and are filled with breccia clasts in a milled matrix of similar lithological composition. The larger diatreme, Peñasco, has a diameter of 900 metres by 800 metres immediately beneath surface alluvial cover. The second, and smaller, diatreme, Brecha Azul, is about 500 metres in diameter immediately below alluvium. The diatremes are surrounded by coalesced halos of lower grade, disseminated sphalerite, galena, and sulphosalts containing silver and gold.

Chile Colorado is a mineralized stock work located southwest of Brecha Azul, in sediments of the Caracol Formation. It has a geometry of approximately 600 metres by 400 metres immediately beneath the surface alluvial cover, and it extends to at least 500 metres below surface.

Both of the breccia pipes lie within a hydrothermal alteration shell consisting of a central sericite–pyrite–quartz (phyllic) alteration assemblage, surrounding sericite–pyrite–quartz–calcite assemblage, and peripheral calcite-pyrite alteration halo.

Manto-style sulphide replacements of carbonate strata have been discovered beneath the clastic-hosted disseminated sulphide zones, and adjacent to the diatreme pipes. The mantos consist of semi-massive to massive sulphide replacements of sub-horizontal limestone beds, as well as cross-cutting chimney-style, steeply dipping, fracture and breccias zones filled with high concentrations of sulphides.

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Garnet skarn-hosted polymetallic mineralization has been identified at depth between the Peñasco and Brecha Azul diatremes. The skarn has horizontal dimensions of approximately 1,000 metres by 1,200 metres and is open at depth.

Mineralization

The diatreme and sediments contain, and are surrounded by, disseminated, veinlet and vein-hosted sulfides and sulfosalts containing base metals, silver, and gold. Mineralization is breccia or dike hosted, mantos, or associated with skarns.

Mineralization consists of disseminations, veinlets and veins of various combinations of medium to coarse-grained pyrite, sphalerite, galena, and argentite (Ag2S). Sulfosalts of various compositions are also abundant in places, including bournonite (PbCuSbS3), jamesonite (PbSb2S4), tetrahedrite, polybasite ((Ag,Cu)16(Sb,As)2S11), and pyrargyrite (Ag3SbS3). Stibnite (Sb2S3), rare hessite (AgTe), chalcopyrite, and molybdenite have also been identified. Telluride minerals are the main gold-bearing phase, with electrum and native gold also identified.

Gangue mineralogy includes calcite, sericite, and quartz, with rhodochrosite, fluorite, magnetite, hematite, garnets (grossularite–andradite) and chlorite–epidote. Carbonate is more abundant than quartz as a gangue mineral in veins and veinlets, particularly in the “crackle breccia” that occurs commonly at the diatreme margins.

Exploration

Work undertaken included reconnaissance geological inspections, regional-scale geochemical and geophysical surveys (including gravity, controlled source audio frequency magnetollurics, reconnaissance induced polarization, scaler induced polarization, airborne radiometrics, magnetics and ground magnetics), rotary air blast, reverse circulation and core drilling.

The exploration programs completed to date are appropriate to the style of the deposits and prospects within the Peñasquito mine and support the genetic and geological interpretations.

Significant potential exists at depth below the current operating pits within the current diatreme bodies as well as skarn and mantos mineralization within the surrounding limestone units. Additionally, the surrounding district has relatively little exploration work completed.

Newmont is planning a staged approach at identifying potential targets with geophysical and geochemical surveys, as well as detailed mapping campaigns. This will aid in prioritizing drill targets.

Drilling

Standardized logging procedures and software are used to record geological and geotechnical information. The level of detail collected varied by drill program and operator, but generally collected lithology, alteration, mineralization, structural features, oxidation description, and vein types. Core recovery is good, averaging about 97%. Collar location methods included chain-and-compass, or digital global positioning system (DGPS) instruments. Downhole survey instrumentation included single shot and gyroscopic tools.

The quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected during exploration and infill drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation.

Sampling, Analysis and Data Verification

RC and core drill holes were sampled at intervals of 2 m. Bulk density values were collected primarily using the water immersion method.

Independent laboratories used for sample preparation and analysis included ALS Chemex, and Bondar Clegg (absorbed into ALSChemex in 2001). At the time the early work was performed ALS Chemex was ISO-9000 accredited for analysis; the laboratory is currently ISO-17025 certified. Independent check laboratories included Acme Laboratories in Vancouver, which at the time held ISO-9000 accreditation, and more recently, SGS Mexico (SGS), which holds ISO/IEC 17025:2005 certification. The on-site mine laboratory is not certified and is not independent of Newmont.

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Various sample preparation crushing and pulverizing protocols were used since the late 1900s, depending on the drill campaign. ALS Chemex crushed to either ≥70% or 75% passing 10 mesh (2.0 mm) and pulverized to either ≥85% or ≥95% passing 200 mesh (75 μm). The onsite laboratory crushed to ≥70% passing 10 mesh and pulverized to ≥85% passing 200 mesh (75 μm). Analytical methods also varied by campaign. Gold analyses consisted of fire assays with either atomic absorption (AA) or inductively-coupled plasma (ICP) emissions spectrometer (ES) finishes. Overlimits were assayed using fire assay with a gravimetric finish. Silver assays were performed using ICP-ES or ICP atomic emission spectroscopy (AES). Overlimits were assayed using fire assay with a gravimetric finish. Zinc and lead assays were reported from either ICP-AES or ICP mass spectrometer (MS) methods.

A quality assurance and quality control (“QA/QC”) program was in place from 2006 onward. Goldcorp, Newmont Goldcorp, and Newmont maintained a QA/QC program for the Peñasquito Operations. This included regular submissions of blank, duplicate and standard reference materials (standards) in samples sent for analysis from both exploration and mine geology.

Results were and are regularly monitored. The QA/QC programs adequately address issues of precision, accuracy and contamination.

Newmont personnel regularly visit the laboratories that process Newmont samples to inspect sample preparation and analytical procedures.

The database that supports Mineral Resource and Mineral Reserve estimates is checked using electronic data scripts and triggers. Newmont also conducted a number of internal data verification programs since obtaining its Project interest. Newmont conducts internal audits, termed Reserve and Resource Review (3R) audits, of all its operations. The most recent Peñasquito mine operations 3R audits were conducted in 2019 and 2021. The 2021 3R audit found that the Peñasquito mine operations were generally adhering to Newmont’s internal standards and guidelines with respect to the estimation of mineral resources and mineral reserves.

Data verification was performed by external consultants in support of mine development and operations. These external reviews were also undertaken in support of acquisitions, support of feasibility-level studies, and in support of technical reports, producing independent assessments of the database quality.

Reconciliation of tonnage, grade and metal is reviewed on a monthly basis. These reviews confirm the quality and accuracy of the data and its suitability for use in the Mineral Resource and Mineral Reserve estimates.

Mineral Processing and Metallurgical Testing

Metallurgical test work was conducted by a number of laboratories prior to and during early operations. Current test work is being performed at Newmont’s internal Malozemoff Technical Facility and by independent laboratories.

Metallurgical test work included: mineralogy; open and closed-circuit flotation; lead–copper separation flotation; pyrite flotation; bottle and column cyanide leaching; flotation kinetics and cell design parameters, flowsheet definition, and leach response with regrind size, slurry density, leaching time, reagent consumption values, and organic carbon effects; gravity-recoverable gold; hardness characterization (SMC, breakage parameter, Bond ball mill work index, drop weight index, rod work index, unconfined compressive strength, semi-autogenous grind (SAG) power index); and batch and pilot plant tests. These test programs were sufficient to establish the optimal processing routes for the oxide and sulfide ores, performed on mineralization that was typical of the deposits. The results obtained supported estimation of recovery factors for the various ore types.

Since the early start-up of operations, metallurgical testing was performed on a daily basis for all ores that have been feed to the mill. These daily tests have been aimed to capture the expected performance of the ore in the sulfide plant to determine in advance any change in the reagent scheme or in the impurity levels into the final concentrates. Historically, this resulted in identification of a number of different ore types. Current understanding of ore characterization and variability has simplified forecast metallurgical recovery classification to sediment and diatreme ores and the relative organic carbon content.

Samples selected for metallurgical testing during feasibility and development studies were representative of the various types and styles of mineralization within the deposit. Samples were selected from a range of locations within the deposit zones. Sufficient samples were taken so that tests were performed on sufficient sample mass.

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The mineralogical complexity of the Peñasquito mine ores makes the development of recovery models difficult as eight elements (gold, silver, lead, zinc, copper, iron, arsenic, and antimony) are tracked through the process. Recovery models need to be sufficiently robust to allow for changes in mineralogy and plant operations, while providing reasonable predictions of concentrate quality and tonnage. LOM recovery forecasts the sulfide plant are 69% for gold, 86% for silver, 72% for lead, and 81% for zinc.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information – Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 25% attributable) for the Peñasquito mine as of December 31, 2022.

Mining Operations

Open pit mining is conducted using conventional techniques and an owner-operated conventional truck and shovel fleet. The Peñasco and Chile Colorado deposits are actively being mined.

The geotechnical model is based on information from geotechnical drilling and logging, laboratory test work, rock mass classification, structural analysis and stability modeling. Pit slope angles are based on inputs from third-party consultants and Newmont staff. As mining operations progress in the pit, additional geotechnical drilling and stability analysis will continue to be conducted to support optimization of the geotechnical parameters in the LOM designs.

A combination of Newmont staff and external consultants have developed the pit water management program, completed surface water studies, and estimated the life- of-mine site water balance. Management of water inflows to date have been appropriate, and no hydrological issues that could impact mining operations have been encountered.

Processing and Recovery Operations

The Peñasquito Operations currently consist of a sulfide plant that processes a maximum of 119,000 t/d of sulfide ore. The sulfide process plant design was based on a combination of metallurgical test work, previous study designs, and previous operating experience. The design is conventional to the gold industry and has no novel parameters.

The sulfide plant consists of the following units: coarse ore stockpile; grinding (semi-autogenous grind (SAG) and ball) mills circuit; augmented feed circuit (cone crusher, pebble crusher and high-pressure grind roll (HPGR)) and carbon, lead and zinc flotation circuits.

A pyrite leach process circuit treats the zinc rougher tailing from the concentrator for recovery of residual gold and silver. The process comprises pyrite rougher and cleaner flotation, pre-cleaner concentrate regrinding, pyrite thickening, and post-cleaner regrind, agitated tank leaching, counter-current decantation, Merrill-Crowe precipitation, precious metals refining and a cyanide detoxification circuit. The pyrite leach process circuit produces doré bars.

Newmont currently uses power sourced from Saavi Energia (formerly Intergen) located in San Luis de la Paz, Guanajuato as its central power grid; however, the Peñasquito mine operations are still using Mexican Electricity Federal Commission infrastructure to bring the electricity from Guanajuato to Mazapil. Water is sourced from several locations: the TSF, well fields, pit dewatering wells, and process operational recycle streams. Consumables used in the processing include collectors, depressants, frothers, activators, flocculants, and zinc dust.

Markets / Contracts

Newmont has established contracts and buyers for its lead and zinc concentrate, and has a corporate internal marketing group that monitors markets for its concentrate. Together with public documents and analyst forecasts, these data

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support that there is a reasonable basis to assume that for the LOM plan, that the lead and zinc concentrate will be saleable at the assumed commodity pricing.

Doré is sold on the spot market, by corporate in-house marketing experts. The terms in these contracts are in line with industry standard terms and are consistent with doré sold from other operations. The doré is not subject to product specification requirements.

Newmont uses a combination of historical and current contract pricing, contract negotiations, knowledge of its key markets from along operations production record, short-term versus long-term price forecasts prepared by Newmont’s corporate internal marketing group, public documents, and analyst forecasts when considering long-term commodity price forecasts.

Higher metal prices are used for the Mineral Resource estimates to ensure the Mineral Reserves are a sub-set of, and not constrained by, the Mineral Resources, in accordance with industry-accepted practice.

The largest in-place contracts other than for product sales cover items such as bulk commodities, operational and technical services, mining and process equipment, and administrative support services. Contracts are negotiated and renewed as needed. Contract terms are typical of similar contracts in Mexico that Newmont is familiar with.

Infrastructure, Permitting and Compliance Activities

The majority of the key infrastructure to support the mining activities envisaged in the LOM is in place. Personnel reside in an on- site accommodation complex.

Waste is stored in a series of WRSFs, which have sufficient capacity for the LOM plan. The current WRSF strategy does not consider pit backfilling. All of the WRSFs are located well beyond the crest of the ultimate pit; however, further optimization of the LOM waste storage plan will continue to be examined by Newmont, in an effort to further reduce haulage profiles and resulting unit mining costs.

There is sufficient capacity within the TSF for the current LOM plan.

Within Newmont’s ground holdings, there is sufficient area to allow construction of any additional infrastructure that may be required in the future.

Water supply for the Peñasquito mine operations is obtained from groundwater. Newmont continues to monitor the local aquifers to ensure they remain sustainable. A network of monitoring wells was established to monitor water levels and water quality.

Power is currently supplied from the 182 MW power purchase agreement with Saavi Energia, delivered to the Peñasquito mine by the Mexican Federal Electricity Commission. The Federal Electricity Commission continues to provide backup power supply for both planned and unplanned shutdowns from the Saavi Energia power plant.

Operating and Capital Costs

Capital cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.

Capital costs reflect estimates provided by Newmont in 2021. Capital costs include funding for infrastructure, pit dewatering, development drilling, and permitting as well as miscellaneous expenditures required to maintain production. Mobile equipment re-build/replacement schedules and fixed asset replacement and refurbishment schedules are included. Sustaining capital costs reflect current price trends.

In 2021, the overall capital cost estimate for the LOM was $1.1 B.

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Area	Unit	Value

Mining	$ B	0.3

Process	$ B	0.5

Site G&A	$ B	0.4

Total	$ B	1.1

Operating cost estimates are at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 15%.

Operating costs are based on actual costs seen during operations and are projected through the LOM plan. Historical costs are used as the basis for operating cost forecasts for supplies and services unless there are new contract terms for these items. Labor and energy costs are based on budgeted rates applied to headcounts and energy consumption estimates.

In 2021, the operating costs for the LOM were estimated at $7.4 B, as summarized in the following table. The estimated LOM mining cost was $2.03/t. Base processing costs were estimated at $10.25/t. In addition, G&A costs were estimated at $3.40/t.

Area	Unit	Value

Mining	$ B	2.5

Process	$ B	3.7

G&A	$ B	1.2

Total	$ B	7.4

Production Information

The following table summarizes 2015 to 2022 gold and silver production (100% basis) from the Peñasquito mine:

Oxides	Units	2015	2016	2017	2018	2019	2020	2021	2022

Produced Payable Gold	(oz)	27,600	14,300	-
Produced Payable Silver	(oz)	642,200	274,600	-
Sulphides

Produced Payable Gold	(oz)	832,700	449,900	476,000	272,000	187,200	526,000	686,000	565,963
Produced Payable Silver	(oz)	25,284,300	17,627,700	21,505,000	18,292,000	22,139,400	28,001,000	31,375,000	29,667,056

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SALOBO MINE, BRAZIL

The Salobo mine, wholly-owned by Vale, is an open pit mining operation located in northern central Brazil, in the eastern part of the State of Pará.

On March 30, 2022, Vale filed a technical report entitled “Technical Report Summary, Salobo Operations, Pará State, Brazil” with an effective date of December 31, 2021 (the “Salobo Report”). A copy of the Salobo Report is available on EDGAR at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.

The following description of the Salobo mine has been prepared by Wheaton, and is based, in part, on information in the Salobo Report. The Company QPs have approved the disclosure of scientific and technical information in respect of the Salobo mine in this annual information form.

Property Description, Location and Access

The Salobo mine is located along the southern margin of the Amazon Basin, northern central Brazil, in the eastern part of the State of Pará. It is also located in the Parauapebas micro-region in the municipality of Marabá and is part of the Carajás Mineral Province. Geographic coordinates for the operation are 5°47’27” S latitude and 50°32’5” W longitude.

The Salobo mine is a copper-gold deposit located approximately 80 kilometres northwest of Carajás, Pará State in northern Brazil. The area is well-served by railroads and highways that connect the villages and cities. Air service is available at the Carajás airport, which is approximately 70 kilometres from Salobo and is capable of receiving commercial aircrafts and it is served by two daily flights to Belém (Pará state major’s city) and to the main Brazilian cities. Marabá is approximately 240 kilometres from the Salobo mine by highway.

The Salobo mine tenement title is 100% owned by Vale S.A. The Salobo mine is located on one claim granted for copper ore by the National Mining Agency (Agência Nacional de Mineração – ANM) former National Department of Mineral Production (DNPM) licence 807.426/74 on 16 July, 1987, and defined as a polygon covering 9,180.6 ha. In 2002, changes to the Exploitation Economic Plan allowing Vale to extract silver and gold were approved by ANM. An annual report is required to be lodged with the ANM, detailing the production for the year. This reporting obligation has been met for each year since concession grant.

The Salobo mine Operating License was renewed in October 19, 2018 and is valid for six years. The Salobo mine has all necessary permits to support the current mining and processing activities. According to Brazilian environmental legislation, the operations license must be renewed within 120 days before the end of its validity. Therefore, the renewal request Salobo Operating License must be made by June 21, 2024.

The operations have a control and monitoring system to ensure that permits remain current, and to ensure that the requirements of each permit are monitored to comply with the relevant regulatory conditions imposed.

In addition to the Salobo mine Operating License, a number of environmental permits were issued for the Salobo mine:

●	Five Installation Licenses (No 1046/2015, No 1157/2017, No 1209/2018, No 1383/2021 and No 1395/2021);
●	Four Vegetation Removal Licenses (No 1053.9.2021.38386, No 10539201917636, No 10539202020632 and No 10539202020631);
●	Two Authorizations to Capture, Collect and Transport Biological Material (No 797/2017 and No 85/2021).

Six environmental licenses were issued for the Salobo III expansion:

●	One Installation Licence No. 1249/2018, valid until November 23, 2022;
●	Two Vegetation Removal Licences No. 1339/2018 and No. 10539201914310/2019 (valid until December 12 and December 19, 2021, respectively);
●	Three Authorizations to Capture, Collect and Transport Biological Material: No. 1017/2018; No. 1277/2020 and No 1330/2020;

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The Salobo III expansion was granted three water capture and discharge concessions: No. 3552/2019, No. 3188/2018 and No. 3795/2019. Vale also has water usage permits for surface and groundwater, granted in 2020, that are valid for a 10-year period. Renewal of all permits can be requested and renewed by the relevant regulatory authority.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Salobo mine is in the northwest of the Carajás Reserve within the Tapirapé–Aquiri National forest. In the Salobo mine area the topography is steep, varying between 190–520 m in elevation. The area is heavily forested and dominated by relative dense trees with substantial underbrush. The two drainages on either side of the Salobo Ridge are the Cinzento and Salobo Rivers which flow into the Itacaiúnas River. The Itacaiúnas River flows into the Tocantins River close to Marabá City.

The Salobo mine is connected via an all-weather road network to the cities of Parauapebas (80 kilometres), Marabá (240 kilometres), and a commercial airport at Carajás (90 kilometres). Infrastructure within the mining concession is accessed via gravel roads. The Carajás airport is capable of accommodating large aircraft and is served by daily flights to Belém (Pará State major’s city) and other major Brazilian cities. Railroads link Carajás with the port city of São Luis and the Ponta da Madeira Maritime Terminal.

The Salobo mine operations are located in the Carajás mountain range in the eastern Amazon humid tropical rainforest. The area is characterized by distinct wet and dry seasons. The dry season extends from May to October and the wet season from November to April. Rainfall occurs all year, but approximately 80% falls during the six month-long wet season, and nearly 50% during January, February and March. Mean annual rainfall is 1.9 m. Temperatures range from 20.8–37.8°C with an average relative humidity of 80.5%. Mining operations are conducted year-round.

Mining is the primary industry of the area. In addition to the Salobo mine operations, Vale operates the Sossego copper mine; 136 kilometres by road to the south, the Onça-Puma Nickel mine, 110 kilometres air miles to the southwest, and the very large iron ore and manganese mines at Carajás about 60 kilometres by road southeast.

Local housing is available for employees within the communities surrounding the mine. There are adequate schools, medical services and businesses to support the work force. The mine site has medical facilities to handle emergencies. In addition, medical facilities are available in Carajás to support the mine’s needs.

Vale has invested significantly in infrastructure in Carajás, building a 130 kilometre-long paved road to Parauapebas and a 20 kilometre-long sewage system, together with a school, hospital, and day care center.

The Salobo mine operations currently have all infrastructure in place to support the current mining and processing activities. A process plant expansion, consisting of the addition of a third circuit, is underway.

The tailings storage facility (“TSF”) was constructed in Mirim Creek close to the confluence of the Salobo River, and approximately 650 m from the plant site. Tailings are deposited by gravity. The facility was designed for Vale by Brazilian engineering company BVP Engineering to withstand a one-in-10,000 year event. The current design was completed in July, 2010.

The TSF is a cross-valley impoundment comprising a compacted earth and rock-fill embankment with internal drainage and transition zones, and a concrete lined spillway. The final dam raise is planned for 2027. Once the raise is completed, there will be sufficient capacity to store 650 Mm3. Should mineralization that is currently classified as indicated mineral resources be considered for mine plan purposes, additional TSF capacity, or a second TSF will be required.

Geotechnical inspections and monitoring of the TSF are conducted according to the governmental agency regulation (ANM Act resolution 95-2022). The Mining Dam Emergency Action Plan (PAEBM), Periodic Safety Review of Dams (RPSB) and a Regular Safety Inspection (ISR) were completed. Instrumentation was installed on the 255 m elevation, and automated, with readings taken every four hours. A radar system was installed to monitor the TSF.

Environmental

Environmental and social baseline study areas were defined to characterize the current conditions in the areas potentially affected by mine components or activities.

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The social and environmental management plans that are in place detail best practices and comply with Brazilian legislation. Vale aims to prevent as well as mitigate any potential impacts related to the Salobo operations and ensure compliance with all relevant Brazilian legislation.

The operations run environmental programs that mitigate and compensate for the previously-identified local impacts on fauna, and flora, and the physical and social environments.

The site maintains a monitoring program for a number of different elements, including water monitoring of the Salobo Stream and Itacaiunas River (elements of concern), total suspended particulates (TSPs), ongoing rehabilitation of degraded and disturbed areas, reforestation.

Static acid base accounting and non-acid generating (NAG) test work concluded that all wastes were non-acid forming. Low-grade oxides are comingled with non-potentially acid-generating (PAG) waste rock within the centre of the WRSF as a preventive measure to neutralize potential acid generation for low-grade oxides.

A new Environmental Control Centre was commissioned in September 2022, which provides continuous remote monitoring of over 180 environmental parameters across the Base Metals sites. This centralized system consolidates existing monitoring activities, trending data to better inform operational teams, facilitating early intervention for greater environmental protection. In addition to conventional periodic measurements made by analysts in the field, sensors, transmission technology and high-resolution cameras were added, which will also allow real-time monitoring of environmental indicators during mining activity.

Social

The Salobo Project is located in the Tapirapé Aquiri National Forest, Pará, whose indigenous lands Xikrin do Bacajá and Xikrin do Cateté, are 60 km and 25 km away, respectively, from the Project area. The indigenous peoples from Xikrin do Cateté land traditionally move once a year to the same National Forest to collect Brazilian nuts, whose season goes from January until April. This activity is not shared by any other indigenous group, who does not use the Tapirapé Aquiri for any traditional practices.

As a result, Vale maintains a Communication Plan with the Xikrin do Cateté that includes a continued dialogue about health and safety during their stay in the region where the Salobo mine is located. Vale also supports their camp with clean water, electricity, a specialist that speaks to the community on a daily basis, and provides health aid to any emergencies that may occur during the harvesting period. In addition, the operations workers are fully trained in regards to the annual collecting practices, to avoid any ethnic or cultural conflicts.

That Social Inclusion is intended to support sustainable development by capitalizing on the positive effects and minimizing any potential negative effects of the project. This plan is supported by a Social Communications program that facilitates information exchange and works to improve relations between the Salobo Operations and surrounding communities through an active community consultation program and a grievance registration process.

The closest villages to the Salobo III expansion project are Paulo Fonteles and Sanção. The expected impact on these settlements is from additional vehicles using the Paulo Fonteles highway during Salobo III expansion project construction activities.

In December 2021, Vale and Xikrin do Cateté Indigenous community signed an extrajudicial agreement for social and economic compensation to these communities. The agreement with Xikrin do Cateté was ratified by the Court of Marabá and it is in a regular execution with the transfer of funds by Vale (BLR 1.3M/M) and application by the indigenous community. The Xikrin Trincheira Bacajá Indigenous Community presented a request for clarification against the decision that extinguished the action in relation to this community, alleging that the closing of the case disagreed with the legal and procedural provisions applied to the case. The Public Prosecutor’s Office presented a request for clarification to the Court of Marabá regarding the non-analysis of the request for the conviction of Vale and Salobo Metais to execute a “Degraded Area Recovery Program”, since it was a request that was not the subject of the agreement signed between Vale and the Xikrin do Cateté Indigenous Community. Vale awaits to be subpoenaed from the Court of Marabá to present the counterarguments to the requests for clarifications made by the Xikrin Trincheira Bacajá Indigenous Community and the Public Prosecutor, reaffirming the regularity of the agreement entered; the inexistence of impacts from the Salobo mine undertaking on the Xikrin Trincheira Bacajá Indigenous Community and the inexistence of mandatory implementation of the reparation program indicated by the Public Prosecutor due to the non-existence of the alleged damage.

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In August 2022, the Xikrin Indigenous Community of TI Bacajá filed an appeal against the decision, not agreeing with the terms presented by the judge. Vale is summoned to present its counterarguments, reiterating the terms and theses already presented in the defense.

Vale maintains an active community consultation program, and a grievance registration process.

History

Docegeo, the exploration division of Companhia Vale do Rio Doce (CVRD; a predecessor company to Vale) discovered copper mineralization in the Igarapé Salobo region in 1974, and commenced detailed exploration in 1977. Work completed included stream sediment sampling, reconnaissance exploration, and ground induced polarization (IP) and magnetometer geophysical surveys. As a result, various targets were identified.

In 1978, the 1974 Salobo mine exploration targets were revisited and the presence of copper sulphides in an outcrop of magnetite schists at the Salobo 3 Alfa target was noted. Drilling of this target followed in conjunction with the development of two exploration audits. The Salobo 3 Alfa target is now referred to as Salobo. A pilot-scale study was carried out from 1985–1987 to further define the mineralization style and geometry. This included additional drilling and an additional 1 kilometre of exploration audits.

The Carajás Copper Project team submitted an Exploitation Economical Plan for the Salobo mine deposit to the DNPM in June 1981. A pilot-scale study was completed between 1985 and 1987 to further define the mineralization style and geometry. The MME granted CVRD mining rights in 1987 through Ordinance No. 1121. A pre-feasibility study was completed by Bechtel in 1988 and a feasibility study was completed by Minorco in 1998. The feasibility study was revised and updated by Kvaerner in 2001.

Salobo Metais S.A. was incorporated on 29 June 1993 as a joint-venture vehicle between CVRD and Morro Velho Mining (a subsidiary of Anglo American Brasil Ltda., AABL). In June 2002, the Brazilian Council for Economic Defense approved the acquisition by CVRD of the 50% of Salobo Metais that was held by AABL. CVRD thus became the owner of Salobo Metais. CVRD changed its name to Vale in 2007.

The Salobo Operations commenced pre-stripping in 2009. Project ramp-up for Phase I of the Salobo Operations was completed three years later and the first concentrate was shipped in September 2012. The first Wheaton streaming deal was completed in 2013. The Salobo Phase I nameplate process plant capacity is 12 Mt/a. In 2014, the Salobo II process line, which doubled the nameplate capacity to 24 Mt/a, was completed. The second Wheaton stream deal was completed in 2015, and the third in 2016, increasing the total stream to 75%.

During 2019, construction began on Salobo III, which consists of a new beneficiation line with processing capacity of 12 Mt/a and supporting infrastructure. The Salobo III plant began commissioning in the fourth quarter of 2022 and is planned to ramp up to full capacity in 2023.

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Geological Setting and Mineralization

Regional Geology

The Carajás Mining District, located in the southeast of Pará State, lies between the Xingu and Tocantins/Araguaia Rivers and covers an area of about 300 kilometres x 100 kilometres. It is hosted in the Carajás Province, forming a sigmoidal-shaped, west–northwest–east–southeast-trending late Archean basin.

The Archean basin contains a basement assemblage that is dominated by granite–tonalitic ortho-gneisses of the Pium Complex, and amphibolite, gneisses and migmatites of the Xingu Complex. The metamorphic rocks are cut by Archean-age intrusions, including the calc-alkaline Plaquê Suite, and the alkaline Salobo and Estrela granites.

The basement rocks are overlain by volcanic and sedimentary rocks of the Itacaiúnas Supergroup, which in turn is overlain by an extensive succession of Archean marine to fluvial sandstones and siltstones known as the Rio Fresco Group or the Águas Claras Formation.

The non-deformed, Proterozoic Gorotire Formation, consisting of coarse arkoses and conglomerates with quartz, BIF, and basic rock clasts, overlies the older lithological units. A Proterozoic suite of anorogenic, alkaline granites, the Serra dos Carajás, the Cigano and the Pojuca granites, as well as several generations of younger mafic dykes, cross-cut the entire sequence.

Local Geology

The Itacaiúnas Supergroup hosts all the Carajás IOCG deposits, including Salobo and Sossego, and is interpreted to have been deposited in a marine rift environment. The metamorphism and deformation are attributed to the development of a sinistral strike-slip ductile shear zone (the Itacaiúnas Shear Zone) and to sinistral, ductile–brittle to brittle transcurrent fault systems (e.g., the Cinzento and Carajás Faults).

The Itacaiúnas Supergroup is sub-divided as follows (oldest to youngest): Igarapé Salobo Group; Igarapé Pojuca Group; Grão Pará Group: basal Parauapebas Formation and the Igarapé Bahia Group.

Mineralization at Salobo is hosted by the Igarapé Salobo Group which has undergone upper greenschist to lower amphibolite metamorphism. The group thickness varies from 300–600 m in the area of the Salobo Operations. Weathering in the area is to depths of 30–100 m. The rocks strike approximately N70°W and have a subvertical dip.

The major host units are biotite (BDX) and magnetite schists (XMT). Granitic intrusions (GR) occur adjacent to the north and southern sides of the BDX and XMT, and a series of much younger diabase dikes (DB) cross-cut the mineralization forming barren zones.

The Salobo deposit extends over an area of approximately 4 kilometres along strike (west–northwest), is 100–600 m wide, and has been recognized to depths of 750 m below the surface.

Mineralization

Mineral assemblages occur in a number of styles: disseminations, stringers, stockworks, massive accumulations, fracture fillings, or veins associated with local concentrations of magnetite and/or garnet filling the cleavages of amphiboles and platy minerals, and remobilized in shear zones. Textural relationships indicate that mineralization was developed initially as an oxide stage, with a second, subsequent, sulphide stage.

There is a positive relationship between copper minerals and magnetite. Copper content is typically >0.8% in XMT and BIF, but in gneisses and schists it is <0.8%. A positive correlation between copper and uranium exists.

Sulphide mineralization typically consists of magnetite–chalcopyrite–bornite and magnetite–bornite–chalcocite. Accessory minerals include hematite, molybdenite, ilmenite, uraninite, graphite, digenite, covellite, and sulphosalts.

Chalcopyrite, bornite, and chalcocite occur interstitially to silicate minerals. These sulphide minerals are commonly found filling cleavage planes of biotite and the amphibole grunerite. Hematite is rare, but in places it can reach as much as 4% by volume. It exhibits tabular textures (specularite), with bornite infill, and partial replacement by magnetite.

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Native gold occurs as grains in cobaltite, safflorite ((Co,Fe)As2), magnetite and copper sulphides, or interstitial to magnetite and chalcopyrite grains.

The gangue minerals are garnet, grunerite, and tourmaline, reflecting the intense iron-metasomatism. Minor amounts of fayalite and hastingsite are pseudomorphed by grunerite and magnetite. Ilmenite, uraninite, allanite, fluorite and apatite occur as accessory minerals.

Kinked biotite crystals are associated with potassic alteration, and spatially related to the copper–gold mineralization. Uraninite and zircon inclusions may be locally abundant in biotite.

Quartz is associated with biotite in better mineralized samples, and forms concordant veins within the host rocks.

Exploration

The discovery of the Salobo mine copper deposit occurred during a systematic program of geochemical, geophysical and geological exploration in the Carajás region, initiated by CVRD/Docegeo in 1974. Since then, the area has been the subject of exploration and development activities and a considerable information database has developed as a result of both exploration and mining activities.

In 1977 a program of detailed geological and geochemical work explored magnetic anomalies existing in the basin of Igarapé Salobo (Salobo stream). Anomalies of up to 2,700 parts per million copper were detected in stream sediments collected from tributaries of Igarapé Salobo. These anomalies lead to the development of detailed work in the area, involving geological, geochemical and geophysical prospecting. In 1978, exploration revealed the presence of copper sulphides associated with magnetic schist and the first phase of several drilling programs was initiated.

No exploration occurred at Salobo between 2003 and 2011. In 2012, a regional airborne gravity survey was completed. The survey identified a potential continuation of the Salobo orebody at depth. In 2017, a deep drilling campaign was initiated exploring this potential orebody extension at depth. At the time of the Salobo Report, nine holes had been completed.

The primary method employed in the exploration and evaluation of the Salobo deposit is diamond core drilling, details of which are presented below.

Drilling

Core drilling commenced in 1978 and was conducted through to 2003 in five different drilling campaigns, for a total of 420 holes (148,311 metres) completed for exploration purposes, and an additional 14 drill holes (8,042 metres) for geotechnical purposes. Most drill holes were vertical or oriented to the south–southwest, the latter with dips usually ranging from 60° to 70°. However, one campaign included holes with a north–northwest orientation and similar dips. Various holes were also drilled from an audit. In 2010, two infill holes were completed. In 2017, infill core drilling recommenced and a deep drilling program was also initiated. The following table summarizes the drilling campaigns completed on the Salobo mine.

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Period	Purpose	Number of Drill Holes	Drill Hole ID	Total Meterage Drilled (m)

1978	Exploration	65	SAL-2ALF-FD001 to SAL-3ALF-FD 065	29,275

1986	Exploration	60	SAL-SALF-FD066 to SAL-3ALF-FD 125	9,051

1993	Exploration	64	SAL-3ALF-FD126 to SAL-3ALF-FD 189	14,585

1997	Exploration	88	SAL-3ALF-FD190 to SAL-3ALF-FD 277	25,491

2002	Exploration	143	SAL-3ALF-FD278 to SAL-3ALF-FD 420	69,908

2010	Infill	2	SAL-3ALF-FD421 to SAL-3ALF-FD 422	361

2017	Infill	42	S3A-FD00423 to S3A-FD00464	13,265

2017	Deep exploration	1	PSD-SALO-DH00001	1,566

2018	Infill	40	S3A-FD00465 to S3A- FD00504	12,322

2018	Deep exploration	3	PSD-SALO-DH00002, PSD-SALO- DH00002-1, PSD-SALO-DH00002-2	4,300

2019	Infill	29	S3A-FD00505 to S3A- FD533	10,510

2019	Deep exploration	2	PSD-SALO-DH00003, PSD-SALO- DH00003-1	2,723

2020	Infill	25	S3A-FD00534 to S3A- FD558	7,433

2020	Deep exploration	1	PSD-SALO-DH00003-2	1,269

2021	Infill	28	S3A-FD00559 to S3A-FD586	11,031

2021	Deep Exploration	2	PSD-SALO-DH00004 PSD-SALO-DH00004-1	2,016

2022	Infill	36	S3A-FD00587 to S3A-FD00622	15,484

Total Exploration		631		230,591

1997	Geotechnical	7	SAL-3ALF-FG001 to SAL-3ALF-FG 007	3,847

2003	Geotechnical	7	SAL-3ALF-FG008 to SAL-3ALF-FG 014	4,194

Total Geotechnical		14		8,042

Grand Total		645		238,633

Surface drilling was typically initiated with HQ diameter (63.5 mm) core and reduced to NQ diameter (47.6 mm). The minimum diameters were BX (36.6 mm) and BQ (36.5 mm). The underground drilling utilized BX diameter rods. Drilling systems included conventional and wireline core methods.

Diamond drill hole core is the majority sample type for geological modelling and mineral resource estimation at Salobo. Blast holes have been drilled since 2009 but are used only for grade control and short-term planning purposes.

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During drilling campaigns from 1997 onward, core was collected in 1 m-long wooden boxes and photographed in sets of two boxes each after transportation to the core shack. Logging was completed prior to sampling, and consisted of describing each individual lithological package, as well as mineralogical variations, textures and structures, sulphide and other minerals (including a visual assessment of volume percentage), the presence of deleterious minerals (mainly fluorite), visible structures, and the foliation angle with respect to the core axis.

During the 1997 campaign, downhole surveys were every 3 m down hole using the Reflex DDI (dip and direction pointer) and Maxibor units. These instruments were used to avoid errors in azimuth data due to the influence of magnetite in the host rocks. During the 2002–2003 campaign, down-hole survey measurements were conducted every 3 m using Reflex Maxibor and gyroscopic instruments. Since 2017, the infill and deep drilling programs have used the Reflex Gyro tool for downhole surveys. Vale switched in 2019 to using a Reflex Gyro Sprint instrument.

Sampling, Analysis and Data Verification

Exploration

Sample preparation details prior to 2002 are unknown. During 2002 – 2003, sample preparation was conducted by Lakefield / GEOSOL laboratory at a local facility built at the Salobo mine site.

During the 1978 campaign, samples were assayed at the Docegeo laboratory in Belém, Pará, and at the SUTEC laboratory in Santa Luzia, Minas Gerais. Copper was assayed on 0.5 g aliquots by multi-acid digestion and atomic absorption spectroscopy (AAS). Iron, molybdenum, and silver were also determined using this method. Gold was assayed by aqua regia leaching, with solvent extraction (MIBX) and AAS determination.

During the 1986 campaign, CVRD assayed the samples at the Docegeo laboratory in Belém and at the pilot plant laboratory on the mine site, using the same analytical methods as in the previous campaign.

During the 1993 campaign, SML used the Mineração Morro Velho (MMV) laboratory. Copper was again assayed with multi-acid digestion and AAS reading on 0.5 g aliquots (0.002% detection limit), and gold was determined using the fire-assay method with gravimetric finish on 100 g aliquots (0.05 g/t detection limit). In addition, samples were assayed for sulphur and carbon by LECO, and fluorine by alkaline fusion with sodium carbonate and potassium nitrate, followed by ion-selective electrode determination. SMSA used the same analytical procedures during the 1997 campaign.

In the early stages of the exploration program platinum, palladium, nickel, molybdenum and uranium were also analyzed; however, these elements were later excluded from the analytical package.

The infill and deep drilling programs that began in 2010 are using sample preparation procedures similar to the 2002 – 2003 campaign. Sample preparation was being done at the Salobo mine laboratory but was switched to ALS, Vespasiano, Minas Gerais, Brazil in December 2018 in order to advance the backlog of pending samples. In September 2021 the sample preparation was moved to ALS, Parauapebas, Para, Brazil. Since 2017, samples are being analyzed at ALS, Lima, Peru as the primary lab and since March 2018 SGS Geosol, Belo Horizonte, Minas Gerais, Brazil has been used as the check assay laboratory.

Grade Control

Blast-hole samples are prepared and assayed at the Salobo mine operations laboratory which has separate areas for the preparation of concentrate, tailings and blast-hole samples to avoid contamination. The preparation laboratory is well organized, and has modern equipment including ESSA jaw crushers, rotary splitters, puck-and-bowl pulverizers and Mettler-Toledo precision scales. A special, separated, scale room is used only for gold assays. The dust-extraction system is in place to reduce the chances of sample contamination.

Blast-hole samples are assayed at the Salobo mine operations analytical laboratory for copper, gold, silver iron, carbon, sulphur, fluorine, chlorine and soluble copper.

Assay batches are usually organized in 25 samples, not including the internal control samples. The lab’s quality control (QC) protocol includes the insertion of one reference material, one reactive blank (consisting of pure solution or flux in the case of FA), one coarse duplicate, and one pulp duplicate per batch.

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Quality Assurance and Quality Control

QA/QC programs before 2002 mostly included seldom submission of external assay checks and, to lesser extent, standard reference material (standard) samples and coarse duplicates.

A re-assay program was undertaken in 2002–2003 to validate the pre–2002 data, and following that program, the earlier data that were not re-assayed for lack of analytical material were accepted for use in estimation.

In the 2002–2003 drilling campaign, the QA/QC program consisted of the sample preparation blanks, SRM samples, pulp duplicates and external assay checks. The reliability of the 2002–2003 copper, gold, and silver assays was additionally verified by a re-assaying program that included two matrix-matched in-house standard samples.

The most recent QA/QC program, which was undertaken from 2017 to the Report date, included sample preparation blanks (2.5% frequency), standard samples (2.5%), twin or core duplicate samples (1%), coarse reject duplicates (2.5%), the same and different batch pulp duplicates (both at 2.5% frequency) and external assay checks (5%).

The QA/QC results were monitored regularly either by third-party consultants retained by Vale, or by Vale and predecessor company staff. No material issues from the QA/QC programs were noted, and the data were considered acceptable to support mineral resource estimates.

A QA/QC routine is in place, performed by the logging geologists, and checked by senior Vale personnel. An annual QA/QC report is prepared that summarizes the QA/QC for the drill programs that will be used in support of mineral reserve and mineral resource estimates.

Sample Security

During the drill campaigns, the drill core was brought from the drill sites, at the end of shift, to a dedicated logging and storage facility, originally in Parauapebas, and later at the mine site.

All drill core was stored in wooden boxes with proper numbering to indicate the drill hole number and meterage. The core storage and logging facilities were kept locked when unoccupied. Unshipped samples were also stored in a secure facility at the same location.

Pulps are stored in paper envelopes grouped in plastic bags and the coarse rejects are stored in plastic bags. Both are organized in properly identified boxes.

A new core shed is currently under construction in Parauapebas and all core is planned to be stored in that facility once completed.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (gold only, 75% attributable) for the Salobo mine as of December 31, 2022.

Mining Operations

The Salobo mine utilizes standard open pit methods, with the operations strategy based on Owner-operator mining equipment and labour mining 15 metre benches, with trucks and shovels. After drilling and blasting the material, cable shovels, large front-end loaders and hydraulic excavators are used to load this material. A fleet of 240 tonne, 320 tonne and 360 tonne trucks are used to haul the waste material to waste dumps proximal to the pit or ore material to the primary crusher. Lower grade ore is stockpiled for later processing.

The mine planning objective is to mine the ore sequentially in mining phases, considering the largest possible vertical spacing between phases. The ultimate pit was subdivided into eight phases; two of which have been mined out, and the remaining six phases form the basis of the LOM plan. Phasing of the open pit development and application of a cut-off grade strategy allowed higher-grade ore (>0.90% Cu) to be processed in the initial years of the operation.

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The Salobo I mining operation started in 2012 with a plant feed production of 12 Mt/a and the Salobo II expansion started in 2014 with a plant feed production of 24 Mt/a and a total production of tonnes moved of 126 Mt/a (combined ore and waste). The base case mine production schedule involves the movement of 126 Mt/a to feed 36.0 Mt/a of ore to the process plants when Salobo III is fully ramped up, by immediately processing a portion of the ore that would have been stockpiled in the previous 24 Mt/a production plan.

The open pit mine life is approximately 23 years, ending in 2045. However, the process plant will continue to operate by reclaiming stockpiled material until 2054. A stockpiling strategy is practiced, using different stockpiles for high-grade (>0.85% CuEq), medium-grade (0.60–0.85% CuEq) and low-grade (0.25–0.60% CuEq) material.

Once the stockpile has been reclaimed, there are additional mineral resources in the Salobo pit that could sustain the operation for another 20 years.

Mineral Processing and Metallurgical Testing

The mineralogy and metallurgical performance of the Salobo deposit is well understood, based on a combination of the initial metallurgical test work programs and a decade of production data.

Completed metallurgical test work relevant to the current plant designs included rougher flotation, open cleaner, and locked-cycle tests; a pilot plant program; flotation variability; abrasion and grinding studies; a trade-off study using high-pressure grinding rolls (HPGR) for tertiary crushing as an alternative to conventional semi-autogenous grinding (SAG); and testing of modified reagent schemes. Evaluations were undertaken to determine how much mixed ore stockpile material could be fed to the plant with the run-of-mine fresh mineralization.

Recovery projections for copper and gold are based on equations that result in a fixed target copper grade in concentrate of 38% Cu. These equations are used to project metallurgical recoveries in the mineral reserve estimate, cut-off grade calculations, and the LOM financial model.

The process flowsheet has evolved through various study phases, incorporating the additional knowledge gained from metallurgical test work and the relative importance of the identified lithologies in the mineral resource and mineral reserve estimates. HPGR were retained instead of SAG mills because of the high magnetite (and copper) content of critical-size pebbles that would have been removed with the magnet protecting the pebble crushers, and therefore requiring additional re-handling. In addition, the relatively high ore hardness and its expected variability as different mixtures of ore lithologies are introduced as plant feed, would have caused high-frequency variability in plant throughput in a typical SAG mill–ball mill–pebble crusher (SABC) circuit. The process plant was de-bottlenecked during operations where operating conditions deviated from design.

The existing processing plants, Salobo I and II, each have a nominal 12 Mt/a capacity. Vale is currently implementing the Salobo III project to provide an additional 12 Mt/a , to increase the process capacity to a total of 36 Mt/a. The Salobo III plant began commissioning in the fourth quarter of 2022 and is planned to ramp up to full capacity in 2023

Apart from the inclusion of HPGR for tertiary crushing duty, ahead of ball milling, the circuits are conventional, but with the flotation cleaning circuit making extensive use of flotation columns, to reduce entrainment of fluorine-bearing non-sulphide gangue minerals such as fluorite and biotite.

The process plant is designed to operate 365 days per year at 85% of operating availability with an average ore feed rate of 1,741 dmt/hr.

Concentrate produced at the Salobo Operations is transported 85 kilometres by road to a rail load-out facility near the town of Parauapebas. There it is loaded onto cars for rail transport using the 892 kilometres long Carajás Railroad Extension that links Carajás with the city of São Luis, where the sea port terminal of Itaqui is operated by Vale. At the port, there is one ship loading system that is shared by Vale’s Salobo and Sossego Operations. Salobo copper concentrates are sold to third parties, and shipped through the Itaqui Port in São Luís.city, Maranhão State.

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Production Information

Capital and Operating Costs

The LOM plan estimated capital costs are summarized in the table below, and total $2,463 M (from 2023 onward).

Area	Allocation	Unit	2023	2024	2025-LOM

Mining	Sustaining	$ M	71.1	86.0	1,143.4

Processing	Sustaining	$ M	32.9	53.1	608.7

Other	Sustaining	$ M	62.3	114.2	182.8

Salobo III	Growth CAPEX	$ M	82.1	26.8	-

Total		$ M	248.3	280.1	1,934.9

Operating costs are based on actual costs seen during operations and are projected through the LOM plan.

Fresh and updated cost references are used as the basis for mine operating cost forecasts, which are estimated using a long-term cost model.This model accounts for the impact of varying production rates and labour complement. Operating cost forecasts are based on a combination of historical performance and calculations from first principles to take account of variation in production rates and expected process improvements. The cash mining costs include the direct operating costs, mine operating expenses and transportation to the mill. As the mine approaches the end of mine life, forecast mine overhead and distributed overhead costs are reduced in line with the projected lower production rates.

Mining operating costs are estimated in conjunction with the mobile equipment fleet selection process, using a cost model containing annually-reviewed production indicators in line with budget assumptions (five years and annual). In addition to the equipment direct operating costs, other key costs include maintenance, labour, salaries, energy, fuel, tires, services, etc.

The processing operating cost estimates are the average cash costs applied to the mineral reserves mined throughout the LOM plan. These unit costs include both variable and fixed plant components.

The LOM plan estimated operating costs are provided in the table below. The overall operating cost estimate for the LOM is $22,007 million (from 2023 onward).

Area	Unit	2023	2024	2025-LOM

Mining cost	$ M	414.7	410.0	7,648.2

Processing cost	$ M	339.0	327.0	9,133.4

Logistics costs	$ M	19.3	21.5	501.9

G&A	$ M	19.6	24.6	735.3

Corporate overhead	$ M	18.7	15.2	444.5

Ocean Freight	$ M	34.1	34.7	636.9

Royalty	$ M	39.6	44.3	1,010.5

Other	$ M	28.6	4.1	101.7

Total	$ M	913.6	881.4	20,212.3

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Gold Production

The following table summarizes 2012 to 2022 production (100% basis) from the Salobo mine.

Year	Tonnage (kt)	Feed Cu (%)	Grades Au (g/t)	Concentrate Tonnage (t)	Cu (%)	Au (g/t)

2012	1,816	1.13	0.74	32,231	40.8	20.44
2013	7,366	1.09	0.76	165,471	39.4	21.92
2014	12,474	0.97	0.62	255,511	38.5	19.51
2015	20,288	0.88	0.57	402,592	38.6	19.41
2016	21,401	0.94	0.67	445,238	39.5	22.18
2017	23,650	0.95	0.67	498,172	38.8	21.63
2018	23,657	0.95	0.66	509,811	37.8	22.05
2019	22,486	0.97	0.68	509,778	37.2	22.47
2020	20,468	0.97	0.66	468,598	36.9	21.94
2021	19,445	0.85	0.58	388,429	37.2	21.96
2022	17,675	0.86	0.51	344,524	37.1	19.40

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ANTAMINA MINE, PERU

The Antamina mine is indirectly owned by Glencore plc (33.75%), BHP Billiton plc (33.75%), Teck Resources Ltd. (22.5%), and Mitsubishi Corporation (10%). The Antamina mine is an open pit mining operation located in the Central Andes of northern Peru.

The following description of the Antamina mine has been prepared by Wheaton and is based, in part, on information disclosed in the annual information form of Teck Resources Ltd. filed on February 21, 2023. The Company QP’s have approved the disclosure of scientific and technical information in respect of the Antamina mine in this annual information form.

Property Description, Location and Access

The Antamina mine is jointly owned by Glencore plc (33.75%), BHP Billiton plc (33.75%), Teck Resources Ltd. (22.5%) and Mitsubishi Corporation (10%). The participants’ interests are represented by shares of Compañía Minera Antamina S.A. (“CMA”), the Peruvian company that owns and operates the project.

The Antamina property consists of numerous mining concessions and mining claims covering an area of approximately 105,000 hectares and an area of approximately 15,716 hectares of surface rights. These concessions can be held indefinitely, contingent upon the payment of annual licence fees and provision of minimum annual investment or production from each mining concession. CMA also owns a port facility located at Huarmey and an electrical substation located at Huallanca. In addition, CMA holds title to all easements and rights-of-way for the 302-kilometre concentrate pipeline from the mine to the port at Huarmey.

The deposit is located at an average elevation of 4,200 metres, 385 kilometres by road and 270 kilometres by air north of Lima, Peru. The Antamina mine lies on the eastern side of the Western Cordillera in the upper part of the Rio Marañon basin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Antamina mine personnel live in a camp facility while at work and commute from both local communities and larger population centres, including Lima. The Antamina mine is an open-pit, truck/shovel operation. The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc, molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on ore hardness. A 302 kilometre-long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading onto vessels for shipment to smelters and refineries world-wide.

Access to the mine site is by an all-weather chip sealed road maintained by CMA. The mine road connects at the Peruvian National Highway 14 at Conococha Lake. Highway 14 connects to the Pan American highway with the city of Huaraz via Peruvian National Highway 3N. The closest town to the mine site is San Marcos, 38 kilometres by dirt road. Huaraz is the closest city to the mine site, 200 kilometres by paved road or 156 kilometres by partial dirt road. Power for the mine is taken from the Peru national energy grid through an electrical substation constructed at Huallanca. Fresh water requirements are sourced from a dam-created reservoir upstream from the tailings impoundment facility. The tailings impoundment facility is located next to the mill. Water reclaimed from the tailings impoundment is used as process water in the mill operation. The operation is subject to water and air permits issued by the Government of Peru and is in material compliance with those permits. The operation holds all of the permits that are material to its current operations.

The Antamina site ambient air temperatures range from an hourly maximum of 15.3°C to an hourly minimum of minus 0.1°C and the rainfall averages 1,870 milometres per year. These conditions are appropriate to conduct mining operation through the year. Occasional interruptions in the mining activities may be due to strong lightning storms.

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History

Early History

The Antamina valley has seen limited mineral production by indigenous peoples for centuries. The first recorded owner and operator at Antamina was Leopold Pflucker in 1850. He built a small copper and lead smelter at Juproc using coal from nearby outcrops. The Italian naturalist Antonio Raymondi visited the area in November 1860 and found the smelter to be producing lead ingots of 35 kg containing 20 to 25 ounces of silver.

In 1903 Vicente Lezameta mined at Antamina and produced copper matte at a grade of 32%. Mining was stopped and then resumed in 1912 to 1914 with an unsuccessful attempt to leach copper.

With the start of the World War I in 1914, there was a search for new copper deposits and several geologists visited Antamina, including E. Diez Canseco, D. J. McLaughlin, J. L. Gilden, and A. H. Means.

In 1925 A. H. Means visited Antamina for Northern Perú Copper and recommended a diamond drill program. Eight holes (totaling 780 m) were drilled looking for a porphyry copper deposit and Northern Perú Copper dropped the property after failing to obtain favorable results.

Cerro de Pasco 1952 –1971

The Cerro de Pasco Corporation was the first company to carry out exploratory work of any magnitude. Its work was confined to the steep slopes on the East side of the deposit where the topography allowed easy underground access by means of audits, at several levels.

Some 32 diamond drill holes totaling 3,200 metres, were completed, 18 from surface and 14 from underground. In addition, Cerro drifted and crosscut 4,300 metres within the eastern zone and drove raises totaling 220 metres in the heart of the zone. The objective was to prove up a high-grade copper deposit and to this end; Cerro defined over one million tonnes averaging better than 3.0% copper and a lower grade reserve of 10 million tonnes.

On October 30, 1970, all of the mining assets owned by Cerro were transferred to the Government of Perú.

Minero Perú and Geomin 1971 –1981

Following expropriation, 2,200 hectares of mining rights were passed to Minero Perú, the mining administration agency of the Government of Perú, which in 1974 formed the Empresa Minera Especial (EME) in partnership with the Government of Romania mining agency called Geomin.

EME carried out a careful and methodical program of work on the property culminating in a full feasibility study. The caliber of the work done is high and although much of it required updating, the resulting database provided a firm base to build on.

EME completed a series of full feasibility studies of Antamina based on the proven and probable reserves determined from the drilling and underground sampling. The studies included full engineering appraisals of all aspects, including open pit design, mine equipment selection, concentrator design, all surface facilities, local social impact, geotechnical studies, marketing and economic analysis, etc. Bench and pilot plant metallurgical work was done in the period 1975 to 1978 in Romania.

Several studies were completed at different mining rates. The basic mining plan involved an initial open pit producing 10,000 tonnes per day of ore for seven years then 20,000 tonnes per day for 13 years. EME update the initial study in 1978, 1979 and 1982. Lower rates of production were addressed from 2,500 to 5,000 tonnes per day, with the objective of limiting the capital investment.

1981 - Present Day

Due to its failure to finance the project, EME was disbanded in the 1981-82 period. In the ensuing years, Minero Perú continued its studies to the extent that there were over 100 reports on the project.

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In 1992, Minero Perú used the above studies as a basis for an attempt to market Antamina and produced an Investment Compendium that was not widely circulated, and the sales effort failed.

Then as socio-economic conditions improved under President Fujimori, the Antamina mine property was transferred to Centromin and became part of its sale package in 1993.

In 1995 and 1996 Rio Algom Limited and Inmet Mining Corporation, both of Canada, conducted extensive reviews of the project culminating in the formation of a partnership to bid on Antamina and the subsequent successful bid in early 1996. Shortly afterward Rio Algom and Inmet formed Compañía Minera Antamina S.A. as a 50:50 owned company.

In 1998 Inmet sold its interest in Compañía Minera Antamina S.A. to two other Canadian companies and Compañía Minera Antamina S.A. was restructured under an ownership of 37.5% Rio Algom, 37.5% Noranda Inc., and 25% Teck Corporation. In 1999, the ownership was further modified as each of the three partners sold 10% of their interest to Mitsubishi Corporation, resulting in the ownership of 33.75% Rio Algom, 33.75% Noranda, 22.50% Teck, and 10% Mitsubishi.

In 2000, Billiton Plc of Great Britain bought 100% of Rio Algom Limited thereby effectively becoming one of the partners. In 2001 BHP Limited merged with Billiton PLC forming BHP Billiton Group. Teck Corporation and Cominco Limited merged in 2001 forming Teck Cominco Limited (now Teck Resources Limited). In 2005 Noranda Inc. amalgamated with Falconbridge Limited with the resulting company called Falconbridge Limited. In November 2006 Xstrata acquired Falconbridge Limited became one of the owners.

Geological Setting, Mineralization and Deposit Types

The Antamina mine polymetallic deposit is skarn-hosted. It is unusual in its persistent mineralization and predictable zonation and has a SW-NE strike length of more than 2,500 metres and a width of up to 1,000 metres. The skarn is well-zoned symmetrically on either side of the central intrusion with the zoning used as the basis for four major subdivisions being a brown garnet skarn, green garnet skarn, wollastonite/diopside/green garnet skarn and a marbleized limestone with veins or mantos of wollastonite. Other types of skarn, including the massive sulphides, massive magnetite, and chlorite skarn, represent the remainder of the skarn and are randomly distributed throughout the deposit. The variability of ore types can result in significant changes in the relative proportions of copper and zinc produced in any given year.

Exploration Drilling

In 2022, the drilling program consisted of 44 directional drillholes totalling 17,563 metres and 18 traditional drillholes totalling 8,129 metres. The total program consisted of approximately 25,692 metres completed within the Antamina pit. For diamond core, three-metre samples on average of half core (HQ or NQ) are collected and prepared for assay at an external laboratory. The remaining half of the core is retained for future reference. The assay program includes approximately 20% of quality-control samples, comprising reference materials, duplicates and blanks, as well as samples for external control at a secondary laboratory. The reference materials consist of matrix-matched material from Antamina, homogenized and certified in accordance with industry practice.

Mineral Reserve and Mineral Resource Estimates

See “Technical Information –Summary of Mineral Reserves and Mineral Resources” for the estimated Mineral Reserves and Mineral Resources (silver only, 33.75% attributable) for the Antamina mine as of December 31, 2022.

Mining Operations

The Antamina mine is a large open pit mining operation using standard mining equipment and methods. Drilling is done with large rotary drills and blasting uses bulk explosives. Electric cable shovels and haul trucks do the principal material movement mining in 15 metres benches.

Waste is hauled to final deposition on large waste dumps in areas outside the ultimate pit. Ore is either delivered directly to the Primary Crusher (located south of the pit in the Antamina valley) or to a stockpile for later feeding to the crusher. The long-term operational strategy is currently based on the use of a variable cut-off grade over time to improve the Net Present Value of the project. As a consequence of this strategy, large ore stockpiles are created and then reclaimed through the life of the operation. This strategy is reviewed annually.

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Processing and Recovery Operations

The ore is crushed within the pit and conveyed through a 2.7 kilometre tunnel to a coarse ore stockpile at the mill. It is then processed utilizing two SAG mills, followed by ball mill grinding and flotation to produce separate copper, zinc molybdenum and lead/bismuth concentrates. The mill has the capacity to process approximately 145,000 tonnes per day, depending on the ore hardness. At 302 kilometre long slurry concentrate pipeline, approximately 22 centimetres in diameter with a single pump station at the mine site, transports copper and zinc concentrates to the port where they are dewatered and stored prior to loading into vessels for shipment to smelters and refineries worldwide.

Production

On a 100% basis, Antamina’s copper production in 2022 was 454,800 tonnes, compared to 445,300 tonnes in 2021. Zinc production was 433,000 tonnes in 2022, a decrease from 462,200 tonnes of production in 2021. Differences in copper and zinc production from 2021 were the result of variations in ore feed and specifically a lower portion of copper-zinc ores in 2022. In 2022, molybdenum production was 6.9 million pounds as compared to 4.9 million pounds in 2021.

Antamina has entered into long-term off-take agreements with affiliates of the Antamina shareholders on market terms for copper, zinc and molybdenum concentrates.

Taxation

In Peru, the mining tax regime includes the Special Mining Tax and the Modified Mining Royalty which apply to CMA’s operating margin based on a progressive sliding scale ranging from 3% to 20.4%. CMA is also subject to Peruvian income tax.

Mine Life

Based on current designed tailings storage capacity, the mine life is expected to continue until 2028. CMA is conducting engineering studies for additional tailings storage options and alternative mine plans that could result in significant mine life extensions. Any mine life extension will require a modification of Antamina’s current Environmental Impact Assessment certificate. In 2022, CMO submitted a MEIA (Modification of Environmental Impact Assessment) to Peruvian regulators to extend its mine life from 2028 to 2036. The regulatory review process is progressing as scheduled, with approval anticipated in the second half of 2023.

Capital and Operating Costs

On 100% basis the 2023 projected capital costs for the Antamina mine is approximately $1,067 million. The major components of the projected capital costs are:

Component	Approximate projected cost ($M)

Sustaining	533

Growth	89

Capitalized stripping	444

Total	1,067

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On 100% basis, the 2023 projected cash operating costs for the Antamina mine are approximately $1,111 million. The major components of the projected cash operating costs are:

Component	Approximate projected cost ($M)

Labour	578

Supplies	533

Energy	356

Other (including general & administrative, inventory changes)	89

Less amounts associated with projected capitalized stripping	(444)

Total	1,111

The cash operating costs presented above do not include transportation or royalties.

Production Information

The following table summarizes 2018 to 2022 production (100% basis) from the Antamina mine:

Antamina Production	Units	2018	2019	2020	2021	2022

Total Ore Processed	(mt)	51.2	51.1	46.5	51.9	54.2

Produced Copper	(kt)	446.1	448.5	380.7	445.3	454.8

Produced Zinc	(kt)	409.3	303.3	427.8	462.2	433.0

Produced Silver	(moz)	15.8	15.0	15.9	17.9	15.2

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DIVIDENDS

Under the Company’s dividend policy, the quarterly dividend per Common Share is targeted to equal the greater of 30% of the average cash generated by operating activities in the previous four quarters divided by the then outstanding number of Common Shares, all rounded to the nearest cent and the dividend declared in the prior quarter. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2023 equal to the dividend per Common Share declared in the prior quarter.

The declaration, timing, amount and payment of dividends remains at the discretion of the Company’s Board of Directors and will depend on the Company’s cash requirements, future prospects and other factors deemed relevant by the Board of Directors.

A quarterly dividend of $0.10 per share was paid to holders of record of the Common Shares as of the close of business on March 26, 2020 for the first quarter of 2020. A second quarterly dividend of $0.10 per share was paid to holders of record of the Common Shares as of the close of business on May 22, 2020. A third quarterly dividend of

$0.10 per share was paid to holders of record of the Common Shares as of the close of business on August 27, 2020. A fourth quarterly dividend of $0.12 per share was paid to holders of record of the Common Shares as of the close of business on November 25, 2020. The total of dividends paid during 2020 was $0.42 per Common Share.

A quarterly dividend of $0.13 per share was paid to holders of record of the Common Shares as of the close of business on March 26, 2021 for the first quarter of 2021. A second quarterly dividend of $0.14 per share was paid to holders of record of the Common Shares as of the close of business on May 21, 2021. A third quarterly dividend of $0.15 per share was paid to holders of record of the Common Shares as of the close of business on August 27, 2021. A fourth quarterly dividend of $0.15 per share was paid to holders of record of the Common Shares as of the close of business on November 22, 2021. The total of dividends paid during 2021 was $0.57 per Common Share.

To minimize volatility in quarterly dividends, the Company set a minimum quarterly dividend for the duration of 2022 equal to the dividend per Common Share declared in the prior quarter. A quarterly dividend of $0.15 per share was paid to holders of record of the Common Shares as of the close of business on March 24, 2022 for the first quarter of 2022. A second quarterly dividend of $0.15 per share was paid to holders of record of the Common Shares as of the close of business on May 20, 2022. A third quarterly dividend of $0.15 per share was paid to holders of record of the Common Shares as of the close of business on August 26, 2022. A fourth quarterly dividend of $0.15 per share was paid to holders of record of the Common Shares as of the close of business on November 21, 2022. The total of dividends paid during 2022 was $0.60 per Common Share.

Effective March 20, 2014, the Company adopted a Dividend Reinvestment Plan. The Dividend Reinvestment Plan was effective commencing with the second quarterly dividend of 2014. A total of 502,193 Common Shares were issued under the Dividend Reinvestment Plan during 2020, a total of 889,798 Common Shares were issued under the Dividend Reinvestment Plan during 2021 and a total of 873,607 Common Shares were issued under the Dividend Reinvestment Plan during 2022.

DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares (the “Preference Shares”), issuable in series. As of March 29, 2023, 452,775,834 Common Shares and no Preference Shares were issued and outstanding.

The Company issued common share purchase warrants to Vale (the “Vale Warrants”), which were exercisable to acquire one Common Share until February 28, 2023. The exercise price for the Vale Warrants was reduced during 2016 from $65.00 to $43.75 in connection with the Second Amended Salobo PMPA. The Vale Warrants were authorized to be issued under a warrant indenture entered into between the Company and Canadian Stock Transfer Company dated February 28, 2013 and amended as of August 2, 2016. The Vale Warrants expired unexercised on February 28, 2023.

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Common Shares

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. The Company has adopted advance notice provisions for the nomination of directors which apply in circumstances where director nominations are made by shareholders of the Company, other than in connection with (i) the requisition of a shareholders’ meeting, or (ii) a shareholder proposal, in each case made pursuant to the Act. The advance notice provisions fix a deadline by which holders of record of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company.

Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Company’s Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares with respect to dividends or liquidation. Although the articles of the Company provide for the potential issuance of Preference Shares, there is currently no other series or class of shares outstanding which ranks senior in priority to the Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do the Common Shares contain any sinking or purchase fund provisions.

Preference Shares

The Preference Shares may, at any time or from time to time, be issued in one or more series. The Company’s Board of Directors shall fix before issue, the number of, the consideration per share of, the designation of, and the provisions attaching to the shares of each series. Except as required by law or as otherwise determined by the Company’s Board of Directors in respect of a series of shares, the holder of a Preference Share shall not be entitled to vote at meetings of shareholders. The Preference Shares of each series rank on a priority with the Preference Shares of every other series and are entitled to preference over the Common Shares and any other shares ranking subordinate to the Preference Shares with respect to priority and payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company.

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TRADING PRICE AND VOLUME

Common Shares

The Common Shares are listed and posted for trading on the TSX, the NYSE and LSE under the symbol “WPM”. The following table sets forth information relating to the monthly high and low closing prices and volume of the Common Shares on the TSX for the most recently completed financial year.

Month	High (C$)	Low (C$)	Volume (million shares)

January 2022	53.86	48.22	19.66
February 2022	57.88	50.43	22.01
March 2022	64.63	55.69	33.22
April 2022	65.45	57.29	20.50
May 2022	59.22	50.31	24.16
June 2022	54.78	46.30	21.26
July 2022	48.19	40.52	21.06
August 2022	44.73	39.89	20.66
September 2022	45.41	39.05	22.31
October 2022	47.79	41.48	17.58
November 2022	52.73	41.66	25.02
December 2022	55.22	52.06	21.56

The price of the Common Shares as quoted by the TSX at the close of business on December 30, 2022 (being the last trading day of 2022) was C$52.90 and on March 29, 2023 was C$65.28.

DIRECTORS AND OFFICERS

The following table sets forth the name, province/state and country of residence, position(s) held with the Company and principal occupation of each person who is a director and/or an executive officer of the Company as of the date of this annual information form.

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Name, Province/State and Country of Residence	Position(s) with the Company	Principal Occupation

George L. Brack (5) British Columbia, Canada	Chair of the Board and Director since November 2009 (4)	Corporate Director

John A. Brough (1)(3) Ontario, Canada	Director since October 2004 (4)	Corporate Director

Jaimie Donovan (1) Ontario, Canada	Director since May 2022 (4)	Corporate Director

R. Peter Gillin (2) Ontario, Canada	Director since October 2004 (4)	Corporate Director

Chantal Gosselin (2)(3) British Columbia, Canada	Director since November 2013 (4)	Corporate Director

Glenn A. Ives British Columbia, Canada	Director since May 2020	Corporate Director

Charles A. Jeannes (2)(3) Nevada, USA	Director since November 2016 (4)	Corporate Director

Eduardo Luna (3) Mexico City, Mexico	Director since December 2004 (4)	Corporate Director

Marilyn Schonberner (1)(2) Alberta, Canada	Director since February 2018 (4)	Corporate Director

Randy V. J. Smallwood British Columbia, Canada	President, Chief Executive Officer and Director Director since May 2011 (4)	President and Chief Executive Officer of Wheaton

Gary D. Brown British Columbia, Canada	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer of Wheaton

Curt D. Bernardi British Columbia, Canada	Senior Vice President, Legal and Corporate Secretary	Senior Vice President, Legal and Corporate Secretary of Wheaton

Haytham H. Hodaly British Columbia, Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development of Wheaton

Patrick E. Drouin British Columbia, Canada	Senior Vice President, Sustainability and Investor Relations	Senior Vice President, Sustainability and Investor Relations of Wheaton

(1)	Member of the Audit Committee. Ms. Marilyn Schonberner is the Chair of the Audit Committee.
(2)	Member of the Human Resources Committee. Mr. R. Peter Gillin is the Chair of the Human Resources Committee.
(3)	Member of the Governance and Sustainability Committee. Mr. Charles Jeannes is the Chair of the Governance and Sustainability Committee.
(4)	Directors are elected at each annual meeting of Wheaton’s shareholders and serve as such until the next annual meeting or until their successors are elected or appointed.
(5)	Mr. Brack became Chair of the Board on May 13, 2022 on the retirement of Mr. Douglas Holtby. On becoming Chair, Mr. Brack ceased to be the Chair of the Governance and Sustainability Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set forth below.

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George L. Brack – Chair of the Board and Director. Mr. Brack is the Chair of the Board of Directors and is the Lead Independent Director of Capstone Mining Corp. and served as the non-Executive Chair from 2011-2022. In addition to his current board roles, during the past 20 years, Mr. Brack served as a director on the boards of directors of Alio Gold Inc., ValOro Resources Inc. (now Defiance Silver Corp. and formerly Geologix Explorations Inc.), Aurizon Mines Ltd., Newstrike Capital Inc., NovaGold Resources Inc., Red Back Mining Inc. and chaired the board of Alexco Resources Corp. He has served on audit committees and has been both a member and the chair of compensation/human resource committees, corporate governance committees and special committees responding to takeover offers (Aurizon, Red Back and NovaGold). Mr. Brack’s 35-year career in the mining industry focused on exploration, corporate development and investment banking, specifically identifying, evaluating and executing strategic mergers and acquisitions, and raising equity capital. Until 2009, he was Managing Director and Industry Head, Mining at Scotia Capital. Prior to joining Scotia in 2006, Mr. Brack spent seven years as President of Macquarie North America Ltd. and lead its northern hemisphere mining industry mergers and acquisitions advisory business. Previously, Mr. Brack was Vice President, Corporate Development at Placer Dome Inc., Vice President in the mining investment banking group at CIBC Wood Gundy and worked on the corporate development team at Rio Algom. Mr. Brack earned an MBA at York University, a B.A.Sc. in Geological Engineering at the University of Toronto and the CFA designation.

John A. Brough – Director. Mr. Brough had been President of both Torwest, Inc. and Wittington Properties Limited, real estate development companies, from 1998 to December 31, 2007, upon his retirement. Prior thereto, from 1996 to 1998, Mr. Brough was Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Prior thereto, from 1974 to 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer which position he held from 1986 to 1996. Mr. Brough is an executive with over 40 years of experience in the real estate industry. He was formerly a director and Chair of the Audit Committee and Lead Director of First National Financial Corporation until September 2022. Mr. Brough was formerly a director and Chair of the Audit and Risk Committee of Kinross Gold Corporation from 1994 to 2020 and formerly a director and Chair of the Audit Committee of Canadian Real Estate Investment Trust from 2008-2018. He holds a Bachelor of Arts degree (Economics) from the University of Toronto and is a Chartered Professional Accountant and a Chartered Accountant. He is also a graduate of the Institute of Corporate Directors (“ICD”) – Director Education Program. Mr. Brough is a member of the Institute of Corporate Directors and Chartered Professional Accountants of Ontario and Chartered Professional Accountants of Canada.

Jaimie Donovan – Director. Ms. Donovan has over 20 years of mining industry experience, spanning roles in operations, technical services, capital allocation and corporate development. She was the Head of Growth and Evaluations for Barrick Gold in North America until March 2019. Prior to that, Ms. Donovan held senior positions at Barrick Gold as Vice President of Evaluations and Waterton Global Resource Management as a Principal and Head of Evaluations, where she led teams responsible for the due diligence of investment and growth opportunities. Ms. Donovan has significant technical and operations experience working at mines in Australia and Canada for Barrick, Goldfields and Western Mining. Ms. Donovan joined the board of directors of Dundee Precious Metals Inc. in November 2020. She formerly served on the board of Perpetua Resources from January 2019 to December 2020. Ms. Donovan holds Bachelor’s degrees in Mining Engineering (B.Eng. Honours) and Commerce (B.Com. Finance) from the University of Western Australia. She has also completed the ICD Director Education Program at the Rotman School of Management.

R. Peter Gillin – Director. Mr. Gillin is a corporate director serving on the Boards of several public companies. Mr. Gillin was a director of Turquoise Hill Resources Ltd. since May 2012, was appointed Chair in January 2017 and resigned in December 2022. He also has served as a director of Dundee Precious Metals Inc. since December 2009 (Chair since May 2022, Deputy Chair from February 2021 and lead director from May 2013 to February 2021) and was appointed as a member of the Advisory Committee for Non-Investment Funds of TD Asset Management Alternative Inc.in August 2020. He is a member of the Advisory Board and Independent Review Committee of Mulvihill Group of funds. Previously, Mr. Gillin served as a director of TD Mutual Funds Corporate Class Ltd. from 2010 to August 2020, and was a member of the Independent Review Committee of TD Asset Management Inc. from 2003 to June 2020. Mr. Gillin formerly served as a director of Sherritt International Corporation from January 2010 to June 2019 (lead director from June 2017). Until 2009 Mr. Gillin was Chair and Chief Executive Officer of Tahera Diamond Corporation, a diamond exploration, development and production company. Until 2002 he was a career investment banker serving as Vice Chair and a director of N.M. Rothschild & Sons Canada Limited, and prior to that a Managing Director at Scotia Capital. He holds an HBA degree from the Richard Ivey School of Business at the University of Western Ontario and is a Chartered Financial Analyst. He is also a graduate of the Institute of Corporate Directors – Director Education Program at the University of Toronto, Rotman School of Management and has earned the designation of ICD.D from the Institute of Corporate Directors.

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Chantal Gosselin – Director. Ms. Gosselin is an experienced corporate board member with 30 years combined experience in mining operations and capital markets. Her involvement in the financial markets ranges from asset management to sell side analyst. Ms. Gosselin held positions as Vice President and Portfolio Manager at Goodman Investment Counsel and Senior Mining Analyst at Sun Valley Gold LLP, along with various analyst positions earlier in her career. Ms. Gosselin also held various mine-site management positions in Canada, Peru and Nicaragua, giving her firsthand experience in underground and open pit mine development and production in diverse cultural and social environments. Ms. Gosselin has a Masters of Business Administration from Concordia University and a Bachelor of Science (Mining Engineering) from Laval University and has completed the ICD – Director Education Program. She currently serves on the boards of a variety of TSX-listed companies in the natural resources sectors.

Glenn A. Ives – Director. Mr. Ives joined the Board of Directors in May 2020. Mr. Ives retired as a Canadian partner of Deloitte LLP on March 31, 2020. He served as the Executive Chair of Deloitte Canada from 2010 and 2018, a director of Deloitte Global from 2010 to 2018 and Chair of the Deloitte Global Risk Committee from 2012 to 2018. Mr. Ives was the leader of the North and South America Mining group for Deloitte from 2007 to 2020. He served as an audit partner at Deloitte serving public mining companies from 1999 to 2010. Mr. Ives currently serves as a director of Kinross Gold Corporation and NervGen Pharma Corp. From 1993 to 1999, Mr. Ives was the Chief Financial Officer and a Director of Vengold Inc. He served as a director of Lihir Gold Inc. from 1997 to 1999. Mr. Ives served as the Vice-President of Finance of TVX Gold Inc. from 1988 to 1993. Mr. Ives has extensive corporate governance experience with non-profit organizations including serving as Chair of the St. Paul’s Foundation (Vancouver) and as a director of the Princess Margaret Cancer Foundation from 2010 to 2019 and Chair from 2016 to 2018. Mr. Ives holds a Bachelor of Mathematics degree (honors) from the University of Waterloo, graduating on the Dean’s Honor List. He is a Fellow of the Chartered Professional Accountants of British Columbia, a member of the Chartered Professional Accountants of Ontario and was the Ontario Gold medalist for the Uniform Final Exams in 1984. Mr. Ives is also a member of the Institute of Corporate Director.

Charles A. Jeannes – Director. Mr. Jeannes joined the Board of Directors in November 2016. Mr. Jeannes is a mining industry veteran with over 30 years of experience. As President and CEO of Goldcorp Inc. (now Newmont Corporation) from December 2008 to April 2016, he led Goldcorp’s development into one of the world’s largest and most successful gold mining companies with mining operations and development projects located throughout the Americas. Mr. Jeannes formerly held the role of Executive Vice President, Corporate Development of Goldcorp where he managed a series of M&A transactions that contributed to the company’s significant growth. Prior to joining Goldcorp, Mr. Jeannes held senior positions with Glamis Gold Ltd. and Placer Dome Inc. Mr. Jeannes was formerly a director of Tahoe Resources Inc. until its acquisition by Pan American Silver Corp. in early 2019 and currently serves as a director of Pan American Silver Corp. and Chair of Orla Mining Ltd. He holds a B.A. degree from the University of Nevada (1980) and graduated from the University of Arizona College of Law with honors in 1983. He practiced law for 11 years and has broad experience in capital markets, mergers and acquisitions, public and private financing and international operations. Mr. Jeannes has received numerous awards including British Columbia CEO of the Year for 2013, Canada’s Most Admired CEO for 2015, 2016 Alumnus of the Year for the University of Nevada and 2015 Alumnus of the Year for the University of Arizona College of Law. Mr. Jeannes is involved in various philanthropic activities and currently serves as a Trustee of the Wolf Pack Athletic Association at the University of Nevada.

Eduardo Luna – Director. Mr. Luna is currently a Director and Chair of Rochester Resources Ltd. (“Rochester”), a junior natural resources company and Coeur Mining, Inc., a precious metals mining company. Mr. Luna was previously Chief Executive Officer of Rochester from August 2007 to March 2018. Mr. Luna was Chair of the Company from October 2004 to May 2009 (and was Interim Chief Executive Officer of the Company from October 2004 to April 2006), Executive Vice President of Wheaton River Minerals Ltd. from June 2002 to April 2005, Executive Vice President of Goldcorp from March 2005 to September 2007 and President of Luismin, S.A. de C.V. from 1991 to 2007. Mr. Luna also previously served as a Director of Primero from 2008 to 2016 and during that time held senior positions including Executive Vice President and President (Mexico), Co-Chair, and President and Chief Operating Officer. Mr. Luna previously served as a Director of DynaResource, Inc. from March 2017 until November 2019. He holds a degree in Advanced Management from Harvard University, an MBA from Instituto Tecnologico de Estudios Superiores de Monterrey and a Bachelor of Science in Mining Engineering from Universidad de Guanajuato. He held various executive positions with Minera Autlan for seven years and with Industrias Peñoles for five years. He is the former President of the Mexican Mining Chamber and the former President of the Silver Institute. He was recently inducted into the Mexico Mining Hall of Fame and serves as Chair of the Advisory Board of the Faculty of Mines at the University of Guanajuato.

Marilyn Schonberner – Director. Ms. Schonberner is a Corporate Director with over 35 years of international experience in the Energy and Mining sectors. She retired in 2016 as the Chief Financial Officer of Nexen Energy ULC. During her 21-year career with Nexen, she held various executive roles with responsibility for financial and risk management,

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audit, human resources, strategic planning and budgeting, supply chain, and information services. Ms. Schonberner currently serves on the board of directors of New Gold Inc. where she is the Chair of the Audit Committee and a member of the Governance and Nominating Committee. She holds a Bachelor of Commerce from the University of Alberta and a Master of Business Administration from the University of Calgary. She is a CPA, CMA and a Certified Internal Auditor. Ms. Schonberner completed the Senior Executive Development Programme at the London Business School and has obtained the ICD.D designation from the ICD.

Randy V. J. Smallwood – President, Chief Executive Officer and Director. Mr. Smallwood holds a geological engineering degree from the University of British Columbia and a mine engineering diploma from the British Columbia Institute of Technology. Mr. Smallwood was involved in the founding of Wheaton and in 2007, he joined Wheaton full time as Executive Vice President of Corporate Development, primarily focusing on growing the Company through the evaluation and acquisition of silver stream opportunities. In January 2010 he was appointed President, and in April 2011 he was appointed Wheaton’s Chief Executive Officer. Mr. Smallwood originally started as an exploration geologist with Wheaton River Minerals Ltd., and in 2001 was promoted to Director of Project Development, his role through its 2005 merger with Goldcorp. Mr. Smallwood was an instrumental part of the team that built Wheaton River / Goldcorp into one of the largest, and more importantly, one of the most profitable gold companies in the world, and he is now focused on continuing to add to the impressive growth profile of Wheaton. Mr. Smallwood formerly served on the boards of Defiance Silver Corp. (formerly ValOro Resources Inc. and Geologix Explorations Inc.) from 2005 to 2019, Ventana Gold from 2008 to 2011, Castle Peak Resources from 2010 to 2012, and Tigray Resources Inc. from 2011 to 2014. Mr. Smallwood is also the Chair of Special Olympics BC and MineralsEd BC, board member of Mining4Life, and previously served on the board of the BC Cancer Foundation. In 2015, Mr. Smallwood received the British Columbia Institute of Technology Distinguished Alumni Award. On September 3, 2020, Mr. Smallwood was appointed as Chair of the World Gold Council.

Gary D. Brown – Senior Vice President and Chief Financial Officer. Mr. Brown joined the Company in June 2008. Prior to Wheaton Precious Metals, he was the Chief Financial Officer of TIR Systems Ltd. and has also held senior finance roles with CAE Inc., Westcoast Energy Inc., and Creo Inc. Mr. Brown brings over 30 years of experience as a finance professional and holds professional designations as a Chartered Professional Accountant and a Chartered Financial Analyst as well as having earned a Masters Degree in Accounting from the University of Waterloo. Mr. Brown was also formerly a director of Global Battery Metals Ltd. from 2011 to 2022.

Curt D. Bernardi – Senior Vice President, Legal and Corporate Secretary. Mr. Bernardi joined the Company in 2008 and has been practicing law since his call to the British Columbia bar in 1994. He worked for the law firm of Blake, Cassels & Graydon in the areas of corporate finance, mergers and acquisitions and general corporate law until leaving to join Westcoast Energy in 1998. Following the acquisition of Westcoast Energy by Duke Energy in 2002, Mr. Bernardi continued to work for Duke Energy Gas Transmission as in-house legal counsel, working primarily on reorganizations, mergers and acquisitions, joint ventures and general corporate/commercial work. In 2005, Mr. Bernardi joined Union Gas as their Director, Legal Affairs and was responsible for legal matters affecting Union Gas. Mr. Bernardi is the Co-Vice Chair of the Board of the Lions Gate Hospital Foundation. He is also the Chair of the Governance and Nominating Committee and the Patient Experience Fund. In 2015, Mr. Bernardi received the Western Canada General Counsel Award for Deal Making for outstanding performance in successfully completing complex transactions. He obtained his Bachelor of Commerce from the University of British Columbia and his Bachelor of Law from the University of Toronto.

Haytham H. Hodaly– Senior Vice President, Corporate Development. Mr. Hodaly is currently the Senior Vice President, Corporate Development of Wheaton Precious Metals and brings with him more than 25 years of experience in analyzing mining opportunities. He joined the company in 2012 and has since been involved with more than US$7.0 billion worth of streaming transactions. Prior to joining Wheaton Precious Metals, Mr. Hodaly had spent more than 16 years in the North American securities industry, most recently as Director and Mining Analyst, Global Mining Research, at RBC Capital Markets. Prior to this, Mr. Hodaly held the position of Co-Director of Research and Senior Mining Analyst at Salman Partners Inc., in addition to holding the titles of Vice President and Director of the firm. Mr. Hodaly is an engineer with a Bachelor of Applied Science in Mining and Mineral Processing Engineering and a Master of Engineering, specializing in Mineral Economics, both obtained from the University of British Columbia. Mr. Hodaly currently serves as a Director of GoldSource Mines Inc. since 2017, Director of the Denver Gold Group since 2019, and Director of NEXE Innovations Inc. since 2020.

Patrick E. Drouin – Senior Vice President, Sustainability and Investor Relations. Mr. Drouin joined the Company in 2012, bringing with him 12 years of experience in the financial industry. He worked for UBS Securities from 2001 to 2012 in institutional equity sales across North America and in Europe, most recently in London as Head of European Sales for UBS Canada. In this role, Mr. Drouin built a sales platform responsible for advising fund managers on Canadian equities. He was also a member of the UBS Canadian Executive Committee, which oversaw strategic decisions for the Canadian business.

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Prior to this, Mr. Drouin worked in both Toronto and San Francisco for UBS Canada, advising the largest US institutional investors on Canadian equities. Throughout his advisory career, he has focused on the resource sector. Prior to UBS, he served as a Project Geologist in the San Francisco Bay Area for William Lettis & Associates. Mr. Drouin has an MBA from the Rotman School of Management, University of Toronto, and a Masters in Geology from the University of Memphis.

As at December 31, 2022, the directors and executive officers of Wheaton, as a group, beneficially owned, directly and indirectly, or exercised control or direction over 546,175 Common Shares, representing less than one percent of the total number of Common Shares outstanding before giving effect to the exercise of options or warrants to purchase Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of Wheaton as a group is based upon information furnished by the directors and executive officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or within ten years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is, or within ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, has, within ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

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Conflicts of Interest

To the best of Wheaton’s knowledge, and other than as disclosed in this annual information form, there are no known existing or potential material conflicts of interest between Wheaton and any director or officer of Wheaton, except that certain of the directors and officers serve as directors and officers of other public companies and therefore it is possible that a conflict may arise between their duties as a director or officer of Wheaton and their duties as a director or officer of such other companies. Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from attending the portion of the meeting dedicated to discussing any matter in which such directors may have a conflict of interest or voting on such matter in accordance with the procedures set forth in the Business Corporations Act (Ontario) and other applicable laws. See “Interest of Management and Others in Material Transactions”.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, to the best of the Company’s knowledge, the Company is not and was not, during the year ended December 31, 2022, a party to any legal proceedings, nor is any of its property, nor was any of its property during the year ended December 31, 2022, the subject of any legal proceedings. As at the date hereof, no such legal proceedings are known to be contemplated, except as set forth below.

The Company was the subject of litigation in connection with a United States securities class action complaint In re Silver Wheaton Securities Litigation which was the subject of a settlement during the year ended December 31, 2020. The Company was also the subject of litigation in a class action filed in Ontario, Canada Suzan Poirier and Silver Wheaton Corp. et al., which was dismissed by the Ontario Superior Court of Justice in January 2022. See “Risk Factors – Litigation, Claims and Proceedings” and “Description of the Business – Litigation”.

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by any securities regulatory authority during the year ended December 31, 2022, or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor making an investment decision, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2022.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described in this annual information form, within the three most recently completed financial years or during the current financial year, no director, executive officer or 10% shareholder of the Company or any associate or affiliate of any such person or company, has or had any material interest, direct or indirect, in any transaction that has materially affected or is reasonably expected to materially affect the Company or any of its subsidiaries.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is TSX Trust Company at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contract entered into by the Company as of the date of this annual information form or before such time that are still in effect, other than in the ordinary course of business, is the Revolving Facility dated as of July 18, 2022, between the Company and the lenders. See “Description of the Business – Amended Revolving Credit Facilities.” The Revolving Facility (with all amendments) is available on SEDAR at www.sedar.com under the Company’s profile.

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INTERESTS OF EXPERTS

The scientific and technical information for the Company’s mineral projects on a property material to the Company contained in this annual information form has been prepared in accordance with the exemption set forth in Section 9.2 of NI 43-101 and was sourced by the Company from the following SEDAR (www.sedar.com) and EDGAR (www.sec.gov) filed documents:

a.	Peñasquito mine – Newmont’s Form 10-K filed with the SEC on February 23, 2023;
b.	Salobo mine – Salobo Report; and
c.	Antamina mine – Teck Resources annual information form filed on SEDAR on February 21, 2023.

A summary of the information sourced from the annual information form of Newmont is contained in this annual information form under “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Peñasquito Mine, Mexico”. A summary of the information sourced from the Salobo Report is contained in this annual information form under “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties — Salobo Mine, Brazil”. A summary of the information sourced from the annual information form and annual report of Glencore/Teck is contained in this annual information form under “Technical Information — Further Disclosure Regarding Mineral Projects on Material Properties – Antamina Mine, Peru”.

Neil Burns, M.Sc., P.Geo., Vice President, Technical Services, of the Company and Ryan Ulansky, M.A.Sc., P.Eng., Vice President, Engineering, of the Company are the qualified persons as defined by NI 43-101 in connection with the mineral reserve and mineral resource estimates and the scientific and technical information, and have reviewed and approved the disclosure, for the Peñasquito mine, the Salobo mine and the Antamina mine contained in this annual information form.

The aforementioned firms or persons (including any designated professional of such firms or persons, as such term is defined in National Instrument 51-102) held no securities of the Company or of any associate or affiliate of the Company when they prepared the reports, the mineral reserve estimates or the mineral resource estimates referred to above, or following the preparation of such reports or estimates and did not receive any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or estimates, other than Neil Burns and Ryan Ulansky, who together hold less than 1% of the Common Shares. None of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company, other than Neil Burns and Ryan Ulansky who are employees of the Company.

Deloitte LLP is the independent registered public accounting firm of the Company and is independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the U.S. Securities Act and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

AUDIT COMMITTEE

The Company’s Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The Audit Committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full Board of Directors of the Company. The Audit Committee also has oversight responsibility for significant business, political, financial and control risks that the Company is exposed to, including a review of management’s assessment of the likelihood and severity of those risks and any mitigation steps taken.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Company’s Board of Directors. A copy of the Audit Committee charter is attached hereto as Schedule “A”.

The current members of the Company’s Audit Committee are Marilyn Schonberner (Chair), John Brough and Jaimie Donovan. Each of the members of Audit Committee are independent and financially literate within the meaning of National Instrument 52-110 Audit Committees (“NI 52-110”). In addition to being independent directors as described above, all

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members of the Audit Committee must meet an additional “independence” test under NI 52-110 in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company.

The Audit Committee met four times in 2022. Each of the members of the Audit Committee who were directors of the Company and members of the Audit Committee at the time were present at all four meetings, with the exception of John Brough who did not attend three Audit Committee meetings due to a significant health issue.

Relevant Education and Experience

See “Directors and Officers” for a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy requires consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted non-audit, audit and audit-related services.

External Auditor Fees

Deloitte LLP, Independent Registered Public Accounting Firm, were the auditors of the Company for the year ended December 31, 2022. Fees billed by Deloitte LLP in respect of services for the years ended December 31, 2021 and December 31, 2022 are detailed below:

	2021 (1) (C$)	2022 (1) (C$)
Audit Fees (2)	1,023,618	1,257,099
Audit-Related Fees	-	-
Tax Fees (3)	22,970	20,710
All Other Fees (4)	14,245
TOTAL	1,060,833	1,277,809

(1)	Audit fees are paid in Canadian dollars.
(2)

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

(3)	Tax fees were paid for tax related compliance and advisory services.
(4)	All Other Fees primarily relate to cyber security risk advisory services.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the management information circular of the Company dated March 21, 2022 prepared in connection with its annual and special meeting of shareholders held on May 13, 2022. The Company’s management information circular for the year ended December 31, 2022 will be prepared in connection with the Company’s annual and special meeting of shareholders scheduled to be held on May 12, 2023 which will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2022.

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IMPORTANT NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form of Wheaton Precious Metals Corp. (“Wheaton” or the “Company”) contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;

●	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);

●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;

●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;

●	the costs of future production;

●	the estimation of produced but not yet delivered ounces;

●	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;

●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;

●	continued listing of the Common Shares on the LSE, NYSE and TSX;

●	any statements as to future dividends;

●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;

●	projected increases to Wheaton’s production and cash flow profile;

●	projected changes to Wheaton’s production mix;

●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;

●	the ability to sell precious metals and cobalt production;

●	confidence in the Company’s business structure;

●	the Company’s assessment of taxes payable and the impact of the CRA Settlement;

●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;

●	the Company’s assessment of the impact of any tax reassessments;

●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;

●	the Company’s climate change and environmental commitments; and

●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

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●	the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;

●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);

●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;

●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;

●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;

●	risks in assessing the impact of the CRA Settlement for years subsequent to 2010 (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);

●	risks relating to the potential implementation of a 15% global minimum tax;

●	counterparty credit and liquidity risks;

●	mine operator and counterparty concentration risks;

●	indebtedness and guarantees risks;

●	hedging risk;

●	competition in the streaming industry risk;

●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;

●	risks relating to security over underlying assets;

●	risks related to governmental regulations;

●	risks related to international operations of Wheaton and the Mining Operations;

●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;

●	risks related to environmental regulations;

●	risks related to climate change;

●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;

●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;

●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;

●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;

●	risks associated with environmental, social and governance matters;

●	the ability of Wheaton and the Mining Operations to obtain adequate financing;

●	the ability of the Mining Operations to complete permitting, construction, development and expansion;

●	challenges related to global financial conditions;

●	risks related to Wheaton’s acquisition strategy;

●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);

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●	risks related to the market price of the Common Shares;

●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;

●	risks associated with a possible suspension of trading of Common Shares;

●	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;

●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;

●	equity price risks related to Wheaton’s holding of long-term investments in other companies;

●	risks related to interest rates;

●	risks related to the declaration, timing and payment of dividends;

●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;

●	risks relating to activist shareholders;

●	risks relating to reputational damage;

●	risks relating to unknown defects and impairments;

●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	risks related to the adequacy of internal control over financial reporting;

●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;

●	risks relating to future sales or the issuance of equity securities; and

●	other risks disclosed under the heading “Risk Factors” in this annual information form.

Forward-looking statements are based on assumptions management currently believes to be reasonable including, but not limited to:

●	that there will be no material adverse change in the market price of commodities;

●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;

●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;

●	that each party will satisfy their obligations in accordance with the PMPAs;

●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;

●	that Wheaton will be able to source and obtain accretive PMPAs;

●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);

●

that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;

●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);

●	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;

●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;

●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);

●

that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and

●	such other assumptions and factors as set out herein.

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Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward- looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

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Currency Presentation and Exchange Rate Information

This annual information form contains references to United States dollars and Canadian dollars. The high, low and closing rates for Canadian dollars in terms of the United States dollar for each of the three years in the period ended December 31, 2022, as quoted by the Bank of Canada, were as follows:

	Year ended December 31
	2022	2021	2020

High	$1.3856	$1.2942	$1.4496
Low	1.2451	1.2040	1.2718
Closing	1.3544	1.2678	1.2732

* The high, low and closing rates are the Bank of Canada daily rates.

On March 29, 2023, the daily rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.3576.

Gold Prices

The high, low, average and closing afternoon fixing gold prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2022, as quoted by the London Bullion Market Association (“LBMA”), were as follows:

	Year ended December 31
	2022	2021	2020

High	$2039.05	$1943.20	$2067.15
Low	1628.75	1683.95	1474.25
Average	1800.09	1798.61	1769.59
Closing	1813.75	1805.85	1887.60

On March 29, 2023, the LBMA Gold Price PM in United States dollars per troy ounce, as published by the LBMA, was $1,965.00.

Silver Prices

The high, low, average and closing fixing silver prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2022, as quoted by the LBMA, were as follows:

	Year ended December 31
	2022	2021	2020

High	$26.18	$29.59	$28.89
Low	17.77	21.53	12.01
Average	21.73	25.14	20.52
Closing	23.95	23.09	26.31

On March 29, 2023, the LBMA Silver Price in United States dollars per troy ounce, as published by the LBMA, was $23.55.

WHEATON 2022 ANNUAL INFORMATION FORM [110]

Palladium Prices

The high, low, average and closing afternoon fixing palladium prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2022, as quoted by the LBMA, were as follows:

	Year ended December 31
	2022	2021	2020

High	$3015.00	$3000.00	$1971.00
Low	1675.00	1579.00	1267.00
Average	2107.17	2398.28	1539.01
Closing	1775.00	1928.00	1905.00

On March 29, 2023, the London Metal Exchange (“LME”) Palladium Price PM in United States dollars per troy ounce, as published by the LBMA, was $1,431.00.

Platinum Prices

The high, low, average and closing afternoon fixing platinum prices in United States dollars per troy ounce for each of the three years in the period ended December 31, 2022, as quoted by the LBMA, were as follows:

	Year ended December 31
	2022	2021	2020

High	$1151.00	$1294.00	$1068.00
Low	831.00	911.00	593.00
Average	960.98	1090.24	882.63
Closing	1031.00	959.00	1068.00

On March 29, 2023, the LME Platinum Price PM in United States dollars per troy ounce, as published by the LBMA, was $962.00.

Cobalt Prices

The average prices for high and low standard and alloy grades of cobalt shown below in United States dollars per pound of cobalt for each of the three years in the period ended December 31, 2022. Cobalt prices listed below have been sourced from Fastmarkets Metal Bulletin.

		Year ended December 31
Cobalt Grade		2022	2021	2020
Standard Grade	High	$31.20	$24.69	$15.79
	Low	30.29	23.98	15.37
Alloy Grade	High	31.76	24.66	15.98
	Low	30.75	23.98	15.53

WHEATON 2022 ANNUAL INFORMATION FORM [111]

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

I.	PURPOSE

The Audit Committee is a committee of the Board of Directors (the “Board”) of Wheaton Precious Metals Corp. (the “Company”). The primary function of the Audit Committee is to assist the Board in fulfilling its financial reporting and controls responsibilities to the shareholders of the Company and the investment community. The external auditors will report directly to the Audit Committee. The Audit Committee’s primary duties and responsibilities are:

A.

overseeing the integrity of the Company’s financial statements and reviewing the financial reports and other financial information provided by the Company to any governmental body or the public and other relevant documents;

B.	assisting the Board in oversight of the Company’s compliance with legal and regulatory requirements;

C.

recommending the appointment and reviewing and appraising the audit efforts of the Company’s independent auditor, overseeing the non-audit services provided by the independent auditor, overseeing the independent auditor’s qualifications and independence and providing an open avenue of communication among the independent auditor, financial and senior management and the Board of Directors;

D.	assisting the Board in oversight of the performance of the Company’s internal audit function;

E.

serving as an independent and objective party to oversee and monitor the Company’s financial reporting process and internal controls, the Company’s processes to manage business and financial risk, and its compliance with legal, tax, ethical and regulatory requirements;

F.	preparing Audit Committee report(s) as required by applicable regulators; and

G.	encouraging continuous improvement of, and fostering adherence to, the Company’s policies, procedures and practices at all levels.

II.	COMPOSITION AND MEETINGS

A.	The Committee shall operate under the guidelines applicable to all Board committees, which are located in Tab A-6, Board Guidelines.

B.

The Audit Committee shall be comprised of at least three directors, all of whom are “independent” as such term is defined in the Board Guidelines (Tab A-8, Appendix), and will satisfy such other applicable criteria for independence as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

C.

In addition, unless otherwise authorized by the Board, no director shall be qualified to be a member of the Audit Committee if such director (i) is an “affiliated person”, as defined in Appendix I, or (ii) receives (or his/her immediate family member or the entity for which such director is a director, member, partner or principal and which provides consulting, legal, investment banking, financial or other similar services to the Company), directly or indirectly, any consulting, advisory, or other compensation from the Company other than compensation for serving in his or her capacity as member of the Board and as a member of Board committees.

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

D.

All members shall, to the satisfaction of the Board of Directors, be “financially literate” as defined in Appendix I, and at least one member shall have accounting or related financial management expertise to qualify as a “financial expert” as defined in Appendix I, and will satisfy such other applicable criteria for financial expertise as may be contained in the laws, rules, regulations and listing requirements to which the Company is subject.

E.

If a Committee member simultaneously serves on the audit committees of more than three public companies, the Committee shall seek the Board’s determination as to whether such simultaneous service would impair the ability of such member to effectively serve on the Company’s audit committee and ensure that such determination is disclosed.

F.

The Committee shall meet at least four times annually, or more frequently as circumstances require. The Committee shall meet within 45 days following the end of each of the first three financial quarters to review and discuss the unaudited financial results for the preceding quarter and the related MD&A and shall meet within 90 days following the end of the fiscal year end to review and discuss the audited financial results for the year and related MD&A prior to their publishing.

G.

The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their audit related duties, members of the Committee shall have full access to all corporate information and shall be permitted to discuss such information and any other matters relating to the financial position of the Company with senior employees, officers and independent auditor of the Company.

H.

As part of its job to foster open communication, the Committee should meet at least quarterly with management and the independent auditor in in-camera sessions, and as determined in the discretion of the Committee with the head of internal audit, to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditor and management quarterly to review the Company’s financial statements.

I.

Each of the Chairman of the Committee, members of the Committee, Chairman of the Board, independent auditors, Chief Executive Officer, Chief Financial Officer or Secretary shall be entitled to request that the Chairman of the Audit Committee call a meeting which shall be held within 48 hours of receipt of such request.

III.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Audit Committee shall:

A.	Create an agenda for the ensuing year.

B.	Review and update this Charter at least annually, as conditions dictate.

C.	Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

D.	Documents/Reports Review

i)

Review with management and the independent auditor, the Company’s interim and annual financial statements, management discussion and analysis, earnings releases and any other financial information to be publicly disclosed including any certification, report, opinion, or review rendered by the independent auditor for the purpose of recommending their approval to the Board prior to their filing, issue or publication. The Chair of the Committee may represent the entire Committee for purposes of this review in circumstances where time does not allow the full Committee to be available.

ii)

Review analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles methods on the financial statements.

iii)	Review the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Company.

iv)

Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, including their use of corporate assets and expenditures related to executive travel and entertainment, and review the results of the procedures performed in these areas by the independent auditor, based on terms of reference agreed upon by the independent auditor and the Audit Committee.

v)	Review expenses of the Board Chair and CEO annually.

vi)

Ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the issuer’s financial statements, as well as review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess the adequacy of those procedures.

E.	Independent Auditor

i)

Recommend to the Board and approve the selection of the independent auditor, consider the independence and effectiveness and approve the fees and other compensation to be paid to the independent auditor.

ii)

Review and approve the independent auditor’s audit plan and engagement letter and discuss and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach.

iii)

Monitor the relationship between management and the independent auditor including reviewing any management letters or other reports of the independent auditor and discussing any material differences of opinion between management and the independent auditor.

iv)	Review and discuss, on an annual basis, with the independent auditor all significant relationships they have with the Company to determine their independence and report to the Board of Directors.

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

v)

Review and approve requests for any non-audit services to be performed by the independent auditor and be advised of any other study undertaken at the request of management that is beyond the scope of the audit engagement letter and related fees. Pre-approval of non-audit services is satisfied if:

a)

The aggregate amount of non-audit services not pre-approved expected to constitute no more than 5% of total fees paid by issuer and subsidiaries to external auditor during fiscal year in which the services are provided;

b)	the Company or a subsidiary did not recognize services as non-audit at the time of the engagement; and

c)	the services are promptly brought to Committee’s attention and approved prior to completion of the audit.

vi)	Ensure disclosure of any specific policies or procedures adopted by the Committee to satisfy pre-approval requirements for non-audit services by the independent auditor.

vii)	Review the relationship of non-audit fees to audit fees paid to the independent auditor to ensure that auditor independence is maintained.

viii)	Ensure that both the audit and non-audit fees are disclosed to shareholders by category.

ix)

Conduct annual formal assessment of the independent auditor and review the performance of the independent auditor and approve any proposed discharge and replacement of the independent auditor when circumstances warrant. Consider with management and the independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor.

At least every five years, conduct a comprehensive review of the independent auditor. The comprehensive review is deeper and broader than an annual assessment. The comprehensive review focuses on the audit firm, its independence and the application of professional skepticism. The comprehensive review should include three key factors of audit quality for the Committee to consider and assess:

(1)

Independence, objectivity and professional skepticism — Do the independent auditors approach their work with objectivity to ensure they appropriately question and challenge management’s assertions in preparing the financial statements?

(2)	Quality of the engagement team — Do the independent auditors’ firm put forward team members with the appropriate industry and technical skills to carry out an effective audit?

(3)

Quality of communications and interactions with the independent auditor — Are the communications with the independent auditor (written and oral) clear, concise and free of boilerplate language? Is the independent auditor open and frank, particularly in areas of significant judgments and estimates or when initial views differ from management?

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

x)

At least annually, consult with the independent auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.

xi)

Arrange for the independent auditor to be available to the Committee and the full Board as needed. Ensure that the auditors report directly to the Committee and are made accountable to the Board and the Committee, as representatives of the shareholders to whom the auditors are ultimately responsible.

xii)	Oversee the work of the independent auditor undertaken for the purpose of preparing or issuing an audit report or performing other audit, review or attest services.

xiii)	Ensure that the independent auditor is prohibited from providing the following non-audit services and determining which other non-audit services the independent auditor is prohibited from providing:

a)	bookkeeping or other services related to the accounting records or financial statements of the Company;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions or human resources;

g)	broker or dealer, investment adviser or investment banking services;

h)	legal services and expert services unrelated to the audit; and

i)	any other services which the Public Company Accounting Oversight Board determines to be impermissible.

xiv)	Approve any permissible non-audit engagements of the independent auditor, in accordance with applicable legislation.

F.	Internal Auditor

i)	Review the effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor;

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

ii)	Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk;

iii)	Periodically review:

a)	progress on the internal audit plan, including any significant changes to it;

b)	significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting; and

c)	any significant internal fraud issues;

iv)

Annually, consult with the internal auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper; and

v)	Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.

G.	Financial Reporting Processes

i)

Periodically review the adequacy and effectiveness of the company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

ii)

Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

iii)

Consider the independent auditor’s judgments about the quality, appropriateness and acceptability, of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, particularly about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates and whether those principles are common practices or are minority practices.

iv)

Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by management with the concurrence of the independent auditor and ensure that the accountants’ reasoning is described in determining the appropriateness of changes in accounting principles and disclosure.

H.	Process Improvement

i)	Discuss with the independent auditor (i) the auditor’s internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditors, and any steps taken to deal with any such issues.

ii)	Reviewing and approving hiring policies for employees or former employees of the past and present independent auditors.

iii)

Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent auditor regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments.

iv)

Review the scope and plans of the independent auditor’s audit and reviews prior to the audit and reviews being conducted. The Committee may authorize the independent auditor to perform supplemental reviews or audits as the Committee may deem desirable.

v)

Following completion of the annual audit and quarterly reviews, review separately with each of management and the independent auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and reviews, including any restrictions on the scope of work or access to required information and the cooperation that the independent auditor received during the course of the audit and reviews.

vi)	Review any significant disagreements among management and the independent auditor in connection with the preparation of the financial statements.

vii)	Where there are significant unsettled issues the Committee shall ensure that there is an agreed course of action for the resolution of such matters.

viii)

Review with the independent auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

ix)

Review activities, organizational structure, and qualifications of the CFO and the staff in the financial reporting area and see to it that matters related to succession planning within the Company are raised for consideration at the full Board.

I.	Ethical and Legal Compliance

i)

Review management’s monitoring of the Company’s system in place to ensure that the Company’s financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

ii)

Review, with the Company’s counsel, legal and regulatory compliance matters, including corporate securities trading policies, and matters that could have a significant impact on the organization’s financial statements.

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

iii)	Review implementation of compliance with the Sarbanes-Oxley Act, Ontario Securities Commission requirements and other legal requirements.

iv)	Ensure that the CEO and CFO provide written certification with annual and interim financial statements and interim MD&A and the Annual Information Form.

J.	Risk Management

i)

Make inquires of management and the independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk to the Company.

ii)	Ensure that the disclosure of the process followed by the Board and its committees, in the oversight of the Company’s management of principal business risks, is complete and fairly presented.

iii)	Review management’s program of risk assessment and steps taken to manage these risks and exposures, including insurance coverage, and including a more extensive review on an annual basis.

K.	General

i)

Conduct or authorize investigations into any matters within the Committee’s scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants and other professionals to assist it in the conduct of any investigation.

ii)	The Committee shall comply with the requirements set out in the Board Guidelines relating to the engagement of outside advisors.

iii)	The Company must provide funding for the Committee to pay ordinary administrative expenses that are necessary for the Committee to carry out its duties.

iv)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed.

v)	Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings.

vi)

Ensure disclosure in the Annual Information Form if, at any time since the commencement of most recently completed financial year, the issuer has relied on any possible exemptions for Audit Committees.

vii)	Perform any other activities consistent with this Charter, the Company’s Articles and By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

IV.	ACCOUNTABILITY

A.	The Committee Chair has the responsibility to make periodic reports to the Board, as requested, on audit and financial matters relative to the Company.

B.	The Committee shall report its discussions to the Board by maintaining minutes of its meetings and providing an oral report at the next Board meeting.

C.	The minutes of the Audit Committee should be filed with the Corporate Secretary.

V.	COMMITTEE TIMETABLE

The timetable on the following pages outlines the Committee’s schedule of activities during the year.

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

A. Create agenda for ensuing year.	✓

B. Review and update Committee Charter	✓

C. Describe briefly in the Company’s Management Information Circular and/or the Company’s Annual Information Form the Committee’s composition and responsibilities and how they were discharged.	✓

D. Documents/Reports Review

i)   Review with management and independent auditor, interim and annual financial statements, MD&A, earnings releases and any other financial information to be publicly disclosed and recommend approval to Board

	✓	✓	✓	✓

ii)  Review analyses prepared by management and/or independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements

	✓	✓	✓	✓

iii) Review effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements	✓	✓	✓	✓

iv)  Review policies and procedures with respect to directors’ and officers’ expense accounts and management perquisites and benefits, and review results of procedures performed in these areas by the independent auditor

✓

v) Review Board Chair & CEO expenses	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

vi)  Ensure adequate procedures are in place to review disclosure of financial information extracted or derived from financial statements, and review any financial information and earnings guidance provided to analysts and rating agencies, and periodically assess adequacy of those procedures

	✓	✓	✓	✓

E. Independent Auditor i) Recommend independent auditor to Board and consider independence and effectiveness and approve compensation for independent auditor	✓

ii)  Review and approve the independent auditor’s audit plan and engagement letter and approve the audit scope and approach, staffing, locations, reliance upon management and internal audit and general audit approach

✓

iii) Monitor relationship between management and independent auditor	✓	✓	✓	✓

iv) Review and discuss with independent auditor all significant relationships they have with the Company to determine their independence, and report to Board	✓	✓	✓	✓

v)  Review and approve requests for non-audit services to be performed by independent auditor & be advised of any study undertaken at request of management beyond scope of audit engagement letter and related fees

As Required

vi) Ensure disclosure of any specific policies or procedures adopted to satisfy pre-approval requirements for non-audit services by independent auditor	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4
vii) Review relationship of non-audit fees to audit fees paid to independent auditor	✓	✓	✓	✓
viii) Ensure audit and non-audit fees are disclosed by category	✓	✓	✓	✓

ix)   Conduct annual formal assessment and review independent auditor performance and approve any proposed discharge and replacement of independent auditor. Consider with management and independent auditor the rationale for employing accounting/auditing firms other than the principal independent auditor. Once every five years, conduct a comprehensive review of the independent auditor (see item E(ix) in the Terms of Reference for further details of the comprehensive review).

✓

x)  Consult with independent auditor out of presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements

	✓	✓	✓	✓
xi) Arrange for independent auditor to be available to the Committee and Board. Ensure independent auditors report directly to the Committee and are made accountable to the Board and the Committee	✓	✓	✓	✓
xii) Oversee independent auditor	✓	✓	✓	✓
xiii) Ensure independent auditor is prohibited from providing certain non-audit services	✓	✓	✓	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

F. Internal Auditor i) Review effectiveness and independence of the internal auditor function and ensure there are no unjustified restrictions or limitations on the functioning of the internal auditor	✓

ii) Review and approve the scope of the proposed internal audit plan and ensure it addresses key areas of risk			✓

iii) Periodically review:

a) progress on the internal audit plan, including any significant changes to it;	✓	✓	✓	✓

b) significant internal audit findings, including issues relating to the adequacy of internal control over financial reporting; and	✓

c) any significant internal fraud issues	✓	✓	✓	✓

iv)  Annually, consult with the internal auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the organization’s financial statements. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper

✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

v) Ensure the internal audit’s significant findings and recommendations are received, discussed and appropriately acted upon by the Committee and management.	✓	✓	✓	✓

G. Financial Reporting Processes

i)   Periodically review the adequacy and effectiveness of the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting, including any significant deficiencies and significant changes in internal controls

✓

ii)  Understand the scope of the independent auditor’s examination and report on the Company’s assessment of internal control over financial reporting and review and discuss significant findings and recommendations, together with management’s responses.

✓

iii) Consider independent auditor’s judgments about quality, appropriateness and acceptability of accounting principles and financial disclosure practices	✓	✓	✓	✓

iv) Consider and approve any major changes to accounting principles and practices	✓	✓	✓	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

H. Process Improvement

i)   Discuss with independent auditor (i) auditors’ internal quality-control procedures; and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the auditors, or by any inquiry of investigation by governmental or professional authorities, within the preceding 5 years, respecting independent audits carried out by auditors and steps taken to deal with such issues

✓

ii) Review and approve hiring policies for employees or former employees of the past and present independent auditors	As Required

iii) Establish reporting system for management and independent auditor regarding significant judgments made in management’s preparation of financial statements	✓	✓	✓	✓

iv) Review scope and plans of independent auditor’s audit and reviews			✓

v)  Review with management and independent auditor significant changes to planned procedures, difficulties encountered during course of audit and reviews, and cooperation received by independent auditor during course of audit and reviews

	✓	✓	✓	✓

vi) Review significant disagreements among management and independent auditor connected with financial statement preparation	✓	✓	✓	✓

vii) Ensure course of action for resolving significant unsettled issues	✓	✓	✓	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

viii)Review with independent auditor and management significant findings and the extent to which changes or improvements in financial or accounting practices have been implemented	✓

ix) Review activities, organizational structure, and qualifications of CFO and financial reporting staff and ensure matters related to succession planning are raised with Board	✓

I.   Ethical and Legal Compliance

i)   Review management’s monitoring system for ensuring financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements

	✓	✓	✓	✓
ii) Review with counsel, legal and regulatory compliance matters and matters that could have significant impact on financial statements	✓	✓	✓	✓
iii) Review implementation of compliance with SOX and OSC requirements	✓	✓	✓	✓
iv) Ensure CEO and CFO certify annual and interim financial statements and interim and annual MD&A	✓	✓	✓	✓

J.   Risk Management

i)   Inquire of management and independent auditor to identify significant business, political, financial and control risks and exposures and assess the steps management has taken to minimize such risk

	✓	✓	✓	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4
ii) Ensure disclosure of process followed by Board and committees for oversight of management of principal business risks, is complete and fairly presented	✓
iii) Review management’s risk assessment program and steps taken to manage risks and exposures	✓	✓	✓	✓
iv) More extensive review of Enterprise Risk Management program				✓
K. General i) Conduct or authorize investigations into matters within the Committee’s scope of responsibilities	As Required

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4

ii)  With the approval of the Board Chair and in consultation with the CEO where reasonably practical, each committee has the authority and responsibility to engage, set the terms of, compensate and oversee any outside advisor that it determines to be necessary to permit it to carry out its duties. In considering the selection of any outside advisor, the applicable committee shall conduct an independence assessment of such advisor, having regard to, among other matters, (A) the provision of other services provided by the advisor to the Company, (B) the amount of fees received by the advisor from the Company as a percentage of total revenue of the advisor, (C) policies of the advisor designed to prevent conflicts of interest, (D) any business or personal relationship of the advisor with a member of the committee, Board or executives of the Company, and (E) any shares or securities of the Company held by the advisor.

As Required

iii) Acquire funding from the Company to pay for ordinary administrative expenses	As Required

iv)  Establish procedures for receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters; and for anonymous submission by employees of concerns regarding questionable accounting or auditing matters and institute and oversee special investigations as needed

	✓	✓	✓	✓

SCHEDULE “A” TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

	Q1	Q2	Q3	Q4
v) Review the findings of any examinations by regulatory agencies with respect to financial matters, and any external auditors observations made regarding those findings	As Required
vi) Ensure disclosure in AIF if any possible exemptions for Audit Committees have been used	✓
vii) Assess adequacy of these terms of reference and recommend to Board	✓
viii) Conduct annual self-evaluation and report to Board	✓

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE Appendix One: Definitions Related to Audit Committee Composition

Affiliated Person under SEC Rules

An “affiliated person”, in accordance with the rules of the United States Securities and Exchange Commission adopted pursuant to the Sarbanes-Oxley Act, means a person who directly or indirectly controls the Company, or a director, executive officer, partner, member, principal or designee of an entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company.

Financial Literacy Under Multilateral Instrument 52-110

“Financially literate”, in accordance with MI 52-110, means that the director has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Financial Expert Under SEC Regulation S-K

A person will qualify as “financial expert” if he or she possesses the following attributes:

a)	an understanding of financial statements and generally accepted accounting principles;

b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities;

d)	an understanding of internal controls and procedures for financial reporting; and

e)	an understanding of audit committee functions.

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE Appendix One: Definitions Related to Audit Committee Composition

A person shall have acquired such attributes through:

a)

education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d)	other relevant experience.

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE Appendix Two: Disclosure Items Under Audit Committee Responsibility under CSA MI 52-110 and NYSE Rule 303A

Item	CSA*	NYSE**

Ensure that the CEO’s Terms of Reference include responsibility to make annual and interim written affirmations regarding the Audit Committee, and ensure that such written affirmations are submitted as required.

✓

Disclose the text of the Audit Committee’s charter.	✓

Disclose names of committee members and state whether or not each is (i) independent and (ii) financially literate. Describe each member’s education and experience relevant to responsibilities.	✓

Disclosure whether, at any time since the commencement of most recently completed financial year, the Company has relied on any possible exemptions for Audit Committees.	✓

If, at any time since the commencement of the issuer’s most recently completed financial year, a recommendation of the audit committee to nominate or compensate an external auditor was not adopted by the board of directors, state that fact and why.

✓

Disclose by category how much the auditor is paid for consulting and other services.	✓

Disclose any specific policies or procedures adopted by the Audit Committee for pre-approval of non-audit services by the external auditor.	✓

Prepare and disclose any Audit Committee reports required by applicable regulators.	✓